425

[redacted]

08004340

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SeaMiles Limited

*CURRENT ADDRESS 488 Huron St.
Toronto, Ontario
M5R 2R3
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 15 2008
THOMSON REUTERS

FILE NO. 82- 35223 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY:

DATE: 8/12/08

Delaware Division of Corporations
401 Federal Street – Suite 4
Dover, DE 19901
Phone: 302-739-3073
Fax: 302-739-3812

Certificate of Formation of a Limited Liability Company

Dear Sir or Madam:

Enclosed please find a copy of the Certificate of Formation to be filed in accordance with the Limited Liability Company Act of the State of Delaware. The fee to file the Certificate is $90.00. You will receive a stamped filed copy of your submitted document. A certified copy may be requested for an additional $30. Expedited services are available. Please contact our office concerning these fees. Please make your check payable to the "Delaware Secretary of State".

For the convenience of processing your order in a timely manner, please include a cover letter with your name, address and telephone/fax number to enable us to contact you if necessary. Please make sure you thoroughly complete all information requested on this form. It is important that the execution be legible, we request that you print or type your name under the signature line.

Thank you for choosing Delaware as your corporate home. Should you require further assistance in this or any other matter, please don't hesitate to call us at (302) 739-3073.

Sincerely,

Department of State
Division of Corporations

encl.
rev. 07/04

RECEIVED

2009 JUN 25 A 10:21

Delaware Division of Corporations
401 Federal Street – Suite 4
Dover, DE 19901
Phone: 302-739-3073
Fax: 302-739-3812

Certificate of Formation of a
Limited Liability Company

Dear Sir or Madam:

Enclosed please find a copy of the Certificate of Formation to be filed in accordance with the Limited Liability Company Act of the State of Delaware. The fee to file the Certificate is $90.00. You will receive a stamped filed copy of your submitted document. A certified copy may be requested for an additional $30. Expedited services are available. Please contact our office concerning these fees. Please make your check payable to the "Delaware Secretary of State".

For the convenience of processing your order in a timely manner, please include a cover letter with your name, address and telephone/fax number to enable us to contact you if necessary. Please make sure you thoroughly complete all information requested on this form. It is important that the execution be legible, we request that you print or type your name under the signature line.

Thank you for choosing Delaware as your corporate home. Should you require further assistance in this or any other matter, please don't hesitate to call us at (302) 739-3073.

Sincerely,

Department of State
Division of Corporations

encl.
rev. 07/04

seamiles

Any Cruise Line...Any Time

For Immediate Release

SeaMiles *Any Cruise Line... Any Time*
Sets Sail on a New Partnership with Visa

Fort Lauderdale, February 13, 2007 – Further to its signing a long-term bank card marketing agreement with Chase Bank USA N.A, the credit card division of JP Morgan Chase (NYSE: JPM) in 2006, SeaMiles Limited (TSXV-SEE) formally known as Corporate Properties Limited (TSXV-CPR) is pleased to announce that its wholly owned subsidiary, SeaMiles, LLC of Fort Lauderdale, Florida has selected Visa as its payment card brand.

Chase will issue the SeaMiles Visa® Signature Rewards Card which enables US consumers to earn for everyday spend, and much more, while redeeming on the cruise line of their choice through SeaMiles' unique redemption platform. "This partnership will bring a new level of benefits and rewards to the already unparalleled flexibility of the SeaMiles program. The SeaMiles/Visa partnership will provide added value, service and benefits for new cruisers and seasoned aficionados alike," states Peter Rooney, President of SeaMiles.

SeaMiles began in December 2004 and is the most distinctive loyalty program of its kind in the travel industry. By design, the "*Any Cruise Line...Any Time*" philosophy is a departure from the standard restrictions of co-branded loyalty programs. Customers are encouraged to redeem their points as freely as they earn them, on the cruise line of *their* choice. With the absence of product or seasonality restrictions, customers have responded with great enthusiasm and in only its second year, this simple and effective value proposition continues to experience tremendous growth.

According to Rooney, "with the strength of the Visa brand, SeaMiles will continue to expand its program throughout the North American cruise market by offering tangible cumulative value with every purchase and embracing the customer's right to redeem. This will be coupled with the unique benefits that the Visa Signature SeaMiles Rewards Card will bring to the program, including concierge service, dining privileges, special events access, roadside dispatch to name just a few."

The new credit card is expected to be issued in spring 2007, giving cardmembers opportunities to earn bonus points by booking the cruise line of their choice on the card, through SeaMiles or their designated travel agents, as well as earning points on everyday purchases, including purchases made onboard cruise ships. Accumulated SeaMiles points may then be redeemed for free or discounted cruises on any cruise line, without restriction. Cruisers can visit the SeaMiles Web site (www.seamiles.com) to learn more about the card.

.../2

Any Cruise Line...Any Time®

Cruising has become a phenomenally popular form of travel for North Americans and has been a steadily growing segment of the travel business for the past 30 years. In 2005, 13 million North Americans cruised, representing an 8.73% increase over the previous year. The cruise industry continues to add more and more capacity to meet the ever-increasing demand.

As North America's premier cruise loyalty provider, SeaMiles is committed to recognizing and rewarding the cruiser through multiple earning opportunities and best-in-class, maximum award flexibility. SeaMiles, *Any Cruise Line... Any Time.*

About JPMorgan Chase & Co.

JPMorgan Chase & Co. (NYSE: JPM) is a leading global financial services firm with assets of $1.4 trillion and operations in more than 50 countries. The company has more than 140 million credit cards issued. Under the Chase and JPMorgan brands, the firm serves millions of consumers in the United States and many of the world's most prominent corporate, institutional and government clients. Information about the firm is available at www.jpmorganchase.com <http://www.jpmorganchase.com>.

The TSX Venture Exchange has neither approved nor disapproved of this press release.

-30-

Media Contact: **Peter Rooney**
President
SeaMiles
416-398-1555 ext. 442

Computershare

SEDAR PROFILE # 6011

Investor Services

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

April 9, 2007

To: All Canadian Securities Regulatory Authorities

Subject: SeaMiles Limited

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	Annual & Special Meeting
2.	Security Description of Voting Issue :	Common
3.	CUSIP Number :	81219R107
	ISIN :	CA81219R1073
4.	Record Date for Notice of Meeting :	May 4, 2007
	Record Date for Voting :	May 4, 2007
5.	Meeting Date :	June 8, 2007
6.	Meeting Location :	Toronto, ON

Sincerely,

Computershare Investor Services Inc.

Agent for **SeaMiles Limited**

CORPORATE PROPERTIES LIMITED

QUARTERLY REPORT

RESTATED

MARCH 31, 2005 AND 2004

(UNAUDITED - PREPARED BY MANAGEMENT)

CORPORATE PROPERTIES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

RESTATED

(UNAUDITED - PREPARED BY MANAGEMENT)

MARCH 31, 2005 AND 2004

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2005.

CORPORATE PROPERTIES LIMITED
CONSOLIDATED BALANCE SHEETS
MARCH 31,2005 AND 2004
(UNAUDITED - PREPARED BY MANAGEMENT)

	March 31 2005 (Restated)	March 31 2004	December 31 2004
ASSETS			
CURRENT			
BANK	$16,861	$8,292	$21,568
PREPAID EXPENSES	181,279	0	256,908
SUNDRY	6,176	3,891	37,936
	204,316	12,183	316,412
DEFERRED COSTS	58,578	0	83,287
REAL ESTATE (NOTE 3)	10,676,983	905,251	10,655,109
	$10,939,877	$917,434	$11,054,808
LIABILITIES			
CURRENT			
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$296,711	$36,938	$478,546
DUE TO RELATED PARTIES	110,000	0	110,000
CURRENT PORTION OF MORTGAGES PAYABLE (NOTE 4)	8,426,224	0	7,185,573
	8,832,935	36,938	7,774,119
MORTGAGES PAYABLE (NOTE 4)	564,432	400,000	1,565,107
CONVERTIBLE DEBENTURES (NOTE 5)	500,000	0	500,000
	9,897,367	436,938	9,839,226
SHAREHOLDERS' EQUITY			
SHARE CAPITAL (NOTE 6)	6,987,684	6,094,847	6,987,684
DEFICIT	(5,945,174)	(5,614,351)	(5,772,102)
	1,042,510	480,496	1,215,582
	$10,939,877	$917,434	$11,054,808

CORPORATE PROPERTIES LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(UNAUDITED - PREPARED BY MANAGEMENT)

	Three months ended March 31 2005 (Restated)	Three months ended March 31 2004	Year ended December 31 2004
DEFICIT, BEGINNING OF PERIOD	($5,772,102)	($5,553,091)	($5,553,091)
LOSS FOR THE PERIOD	(173,072)	(61,260)	(219,011)
DEFICIT, END OF PERIOD	($5,945,174)	($5,614,351)	($5,772,102)

CORPORATE PROPERTIES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(UNAUDITED - PREPARED BY MANAGEMENT)

	Three months ended March 31 2005 (Restated)	Three months ended March 31 2004	Year ended December 31 2004
REVENUES			
RENTAL INCOME	$151,250	$0	$434,905
LOSS ON SALE OF REAL ESTATE	0	(40,853)	(40,853)
INCOME FROM EQUITY INVESTMENTS	0	21,830	17,939
	151,250	(19,023)	411,991
EXPENSES			
AMORTIZATION OF CAPITAL ASSETS	70,345	0	144,060
INTEREST ON MORTGAGES	174,739	0	338,860
PROFESSIONAL FEES	15,136	0	53,096
ADMINISTRATION	64,102	42,237	94,986
ADMINISTRATION	324,322	42,237	631,002
LOSS FOR THE PERIOD	($173,072)	($61,260)	($219,011)
WEIGHTED AVERAGE NUMBER OF SHARES	4,155,118	2,278,744	2,894,701
LOSS PER SHARE (NOTE 7)	($0.04)	($0.03)	($0.08)

CORPORATE PROPERTIES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(UNAUDITED - PREPARED BY MANAGEMENT)

	Three months ended March 31 2005 (Restated)	Three months ended March 31 2004	Year ended December 31 2004
CASH PROVIDED BY (USED FOR)			
OPERATING ACTIVITIES			
LOSS FOR THE PERIOD	($173,072)	($61,260)	($219,011)
AMORTIZATION OF CAPITAL ASSETS	70,345	0	144,060
AMORTIZATION OF DEFERRED COSTS	24,709	0	8,049
GAIN ON DISPOSITION OF INVESTMENT	0	0	(17,939)
LOSS ON SALE OF REAL ESTATE	0	0	40,853
	(78,018)	(61,260)	(43,988)
CHANGES IN NON-CASH ASSETS AND LIABILITIES RELATED TO OPERATIONS			
PREPAID EXPENSES	75,629	0	(256,908)
FINANCING COSTS	0	0	(91,336)
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	(181,835)	(10,396)	453,449
NOTES RECEIVABLE	0	35,000	35,000
SUNDRY	31,760	1,420	(32,625)
	(152,464)	(35,236)	63,592
FINANCING ACTIVITIES			
ADVANCES FROM RELATED COMPANY	0	5,847	93,610
PROCEEDS FROM MORTGAGES PAYABLE	239,976	293,248	2,893,928
PROCEEDS FROM CONVERTIBLE DEBENTURES	0	0	500,000
ISSUANCE OF SHARE CAPITAL	0	200,000	1,092,837
	239,976	499,095	4,580,375
INVESTING ACTIVITIES			
PURCHASE OF REAL ESTATE	(92,219)	(538,415)	(4,723,186)
PROCEEDS ON SALE OF INVESTMENTS	0	11,170	29,109
	(92,219)	(527,245)	(4,694,077)
DECREASE IN CASH DURING THE PERIOD	(4,707)	(63,386)	(50,110)
CASH, BEGINNING OF PERIOD	21,568	71,678	71,678
CASH, END OF PERIOD	$16,861	$8,292	$21,568
SUPPLEMENTAL FINANCIAL INFORMATION			
INTEREST PAID	$179,351	$0	$337,532

CORPORATE PROPERTIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
RESTATED
MARCH 31,2005 AND 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

THE COMPANY IS ENGAGED IN REAL ESTATE INVESTMENT AND RESORT DEVELOPMENT AND TRAVEL MARKETING, WITH THE REAL ESTATE BUSINESS PARTICULARLY FOCUSING ON SEEKING PROPERTIES IN THE MUSKOKA REGION IN ONTARIO, CANADA.

GENERAL

THESE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. THE PREPARATION OF FINANCIAL STATEMENTS IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE AMOUNTS REPORTED IN THE FINANCIAL STATEMENTS AND ACCOMPANYING NOTES. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES. THE FINANCIAL STATEMENTS HAVE, IN MANAGEMENT'S OPINION, BEEN PROPERLY PREPARED USING CAREFUL JUDGMENT WITHIN REASONABLE LIMITS OF MATERIALITY AND WITHIN THE FRAMEWORK OF THE ACCOUNTING POLICIES SUMMARIZED BELOW.

BASIS OF CONSOLIDATION

THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE ACCOUNTS OF THE COMPANY AND ITS WHOLLY OWNED SUBSIDIARIES.

GOING CONCERN BASIS OF PRESENTATION

THESE CONSOLIDATED FINANCIAL STATEMENTS ARE PREPARED ON A GOING CONCERN BASIS. THE COMPANY HAS EXPERIENCED CONTINUED LOSSES FROM OPERATIONS. THE COMPANY'S CONTINUED EXISTENCE AS A GOING CONCERN IS DEPENDENT UPON OBTAINING SUBSTANTIAL FINANCING TO MEET ITS FUTURE WORKING CAPITAL REQUIREMENTS AND TO ACHIEVE PROFITABLE OPERATIONS.

REVENUE RECOGNITION

REVENUE FROM RENTAL INCOME IS RECOGNIZED ON A STRAIGHT-LINE BASIS OVER THE TERM OF THE RENTAL AGREEMENT.

DEFERRED COSTS

FINANCING COSTS RELATED TO THE ISSUE OF DEBT SECURITIES ARE DEFERRED AND AMORTIZED OVER THE TERM OF THE DEBT.

REAL ESTATE

REAL ESTATE CONSISTS OF INCOME PRODUCING PROPERTY AND PROPERTY HELD FOR DEVELOPMENT. FOR INCOME PRODUCING PROPERTY, LAND IS RECORDED AT COST WHICH INCLUDES DEVELOPMENT AND CARRYING COSTS. BUILDINGS ARE STATED AT COST LESS ACCUMULATED AMORTIZATION. AMORTIZATION IS BASED ON THE ESTIMATED USEFUL LIFE OF THE ASSET AT A RATE OF 4% ON A DIMINISHING BALANCE BASIS. PROPERTY HELD FOR DEVELOPMENT INCLUDES PROPERTIES HELD FOR FUTURE DEVELOPMENT. THE COMPANY CAPITALIZES ALL COSTS RELATING TO THE ACQUISITION , DEVELOPMENT AND CONSTRUCTION OF THESE PROPERTIES.

IMPAIRMENT

THE COMPANY REVIEWS LONG-LIVED ASSETS FOR IMPAIRMENT WHENEVER EVENTS OR CHANGES IN CIRCUMSTANCES INDICATE THAT THE CARRYING AMOUNT MAY NOT BE RECOVERABLE. WHEN INDICATORS OF AN IMPAIRMENT EXISTS AND THE CARRYING VALUE IS GREATER THAN THE NET RECOVERABLE VALUE, AN IMPAIRMENT LOSS IS RECOGNIZED TO THE EXTENT THAT THE FAIR VALUE IS BELOW THE CARRYING VALUE.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKES ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNT OF ASSETS AND LIABILITIES, AND THE REPORTED AMOUNT OF REVENUE AND EXPENSES DURING THE REPORTING PERIODS. ACTUAL RESULTS COULD DIFFER FROM MANAGEMENT'S BEST ESTIMATES AS ADDITIONAL INFORMATION BECOMES AVAILABLE IN THE FUTURE.

FINANCIAL INSTRUMENTS

UNLESS OTHERWISE NOTED, IT IS MANAGEMENT'S OPINION THAT THE COMPANY IS NOT EXPOSED TO SIGNIFICANT INTEREST, CURRENCY OR CREDIT RISKS ARISING FROM ITS FINANCIAL INSTRUMENTS AND THEIR CARRYING VALUES APPROXIMATE FAIR VALUES.

2. RESTATEMENT

THE COMPANY HAS DETERMINED THAT CERTAIN REVENUE AND EXPENSES REGARDING ITS REAL ESTATE PROPERTIES HELD FOR DEVELOPMENT SHOULD HAVE BEEN CAPITALIZED INSTEAD OF BEING CHARGED TO THE CONSOLIDATED STATEMENT OF OPERATIONS. THE NET IMPACT OF THE ABOVE ADJUSTMENTS WAS TO INCREASE THE CARRYING VALUE OF THE REAL ESTATE ASSETS BY $54,321 AND REDUCE THE LOSS FOR THE THREE MONTHS ENDED MARCH 31, 2005 BY $54,321. THE IMPACT OF THESE ADJUSTMENTS ON THE CONSOLIDATED FINANCIAL STATEMENTS ARE AS FOLLOWS:

CONSOLIDATED BALANCE SHEET	As at March 31 2005 Restated	As at March 31 2005 Previously Reported
REAL ESTATE	$10,676,983	$10,622,662
RETAINED EARNINGS	($5,945,174)	($5,999,495)

CONSOLIDATED STATEMENT OF OPERATIONS	Three months ended March 31 2005 Restated	Three months ended March 31 2005 Previously Reported
RENTAL INCOME	$151,250	156,350
EXPENSES		
AMORTIZATION OF CAPITAL ASSETS	70,345	79,340
INTEREST ON MORTGAGES	174,739	221,283
PROFESSIONAL FEES	15,136	15,136
ADMINISTRATION	64,102	67,984
	324,322	383,743
LOSS FOR THE PERIOD	($173,072)	($227,393)
LOSS PER SHARE	($0.04)	($0.05)

CORPORATE PROPERTIES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
RESTATED
MARCH 31,2005 AND 2004

3. REAL ESTATE

	MARCH 31 2005 Restated	MARCH 31 2004	DECEMBER 31 2004
REAL ESTATE (net of accumulated amortization)			
4 ARMSTRONG POINT ROAD	$2,107,617	$0	$2,038,117
7 ARMSTRONG POINT ROAD	148,665	0	151,365
9 ARMSTRONG POINT ROAD	229,279	230,929	231,119
125 MEDORA STREET	1,337,264	674,322	1,337,358
CRANBERRY MARSH COVE	6,053,737	0	6,112,118
95 JOSEPH STREET	363,613	0	363,613
97 JOSEPH STREET	436,808	0	421,419
	$10,676,983	$905,251	$10,655,109

4. MORTGAGES PAYABLE

	MARCH 31 2005	MARCH 31 2004	DECEMBER 31 2004
PRIME, DUE NOVEMBER 2007, MONTHLY PAYMENTS OF $508 PRINCIPAL AND INTEREST	$78,783	$0	$80,307
10% DUE APRIL 2005, INTEREST ONLY MONTHLY	3,700,000	0	3,700,000
10% DEMAND, INTEREST ONLY MONTHLY	1,574,373	0	1,332,873
10% DUE OCTOBER 2005, INTEREST ONLY MONTHLY	400,000	400,000	400,000
12% DUE DECEMBER 2005, INTEREST ONLY MONTHLY	1,750,000	0	1,750,000
10% DUE JANUARY 2006 , INTEREST ONLY MONTHLY	1,000,000	0	1,000,000
10% DUE NOVEMBER 2006, INTEREST ONLY MONTHLY	487,500	0	487,500
	8,990,656	400,000	8,750,680
LESS: CURRENT PORTION	8,426,224	0	7,185,573
	564,432	400,000	1,565,107

5. CONVERTIBLE DEBENTURES

THE CONVERTIBLE DEBENTURES HAVE A ONE YEAR TERM AND BEAR INTEREST AT A COUPON RATE OF 10%, PAYABLE MONTHLY. THE DEBENTURES ARE CONVERTIBLE AT $1.50 INTO COMMON SHARES, AT THE OPTION OF THE HOLDER, WHICH SHARES ARE SUBJECT TO A STATUTORY HOLD PERIOD. IF ALL OF THE DEBENTURES ARE CONVERTED IT WILL RESULT IN THE ISSUANCE OF AN ADDITIONAL 333,333 COMMON SHARES. THE DEBENTURES ARE SECURED BY A COLLATERAL MORTGAGE OVER PROPERTIES HELD AS INVESTMENTS AND MATURE DECEMBER 31, 2005 IF THEY ARE NOT CONVERTED.

CORPORATE PROPERTIES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
RESTATED
MARCH 31,2005 AND 2004

6. SHARE CAPITAL

	MARCH 31 2005	MARCH 31 2004	DECEMBER 31 2004
AUTHORIZED			
UNLIMITED NUMBER OF VOTING COMMON SHARES			
UNLIMITED NUMBER OF NON-VOTING COMMON SHARES			
ISSUED			
4,155,118 VOTING COMMON SHARES	$6,987,684	$6,094,847	$6,987,684

THE COMPANY HAS 250,000 COMMON SHARE PURCHASE WARRANTS OUTSTANDING AS AT MARCH 31, 2005 EXERCISABLE AT $2.00 PER UNIT UP TO AND INCLUDING MAY 15, 2006.

7. LOSS PER SHARE

LOSS PER COMMON SHARE HAS BEEN CALCULATED ON THE BASIS OF THE WEIGHTED AVERAGE OF COMMON SHARES OUTSTANDING DURING THE PERIOD

8. RELATED PARTY TRANSACTIONS

RELATED PARTY TRANSACTIONS ARE IN THE NORMAL COURSE OF OPERATIONS AND ARE MEASURED AT THE EXCHANGE VALUE (THE AMOUNT OF CONSIDERATION ESTABLISHED AND AGREED TO BY THE RELATED PARTIES), WHICH APPROXIMATES THE ARM'S LENGTH EQUIVALENT VALUE FOR THE SERVICES.

9. INCOME TAXES

THE COMPANY HAS NON-CAPITAL LOSSES AVAILABLE TO BE CARRIED FORWARD TO REDUCE FUTURE YEARS' TAXABLE INCOME.

THESE LOSSES, THE BENEFIT OF WHICH HAS NOT BEEN RECOGNIZED, EXPIRE AS FOLLOWS:

YEAR	FEDERAL	ONTARIO
2005	$325,000	$948,000
2006	56,000	56,000
2008	46,000	46,000
2009	17,000	17,000
2010	61,000	61,000
2014	62,000	62,000
2015	150,000	150,000
	$717,000	$1,340,000

10. SUBSEQUENT EVENTS

THE COMPANY COMPLETED REFINANCING OF THE FIRST MORTGAGE ON ONE OF ITS PROPERTIES ON APRIL 8, 2005 IN THE AMOUNT OF $3,750,000 FOR A FURTHER TWO YEAR PERIOD.

IN APRIL 2005, THE COMPANY COMPLETED A PRIVATE PLACEMENT RAISING PROCEEDS OF $1,500,000. PURSUANT TO THIS PRIVATE PLACEMENT, THE COMPANY ISSUED 999,996 UNITS OF COMMON SHARES AND COMMON SHARE PURCHASE WARRANTS AT $1.50 PER UNIT, WITH EACH UNIT COMPRISING ONE COMMON SHARE AND ONE COMMON SHARE PURCHASE WARRANT. EACH COMMON SHARE PURCHASE WARRANT IS EXERCISABLE AT $2.25 UP TO AND INCLUDING APRIL 30, 2006, OR, IF AND TO THE EXTENT NOT EXERCISED BY THAT DATE, AT $3.00 FROM MAY 1, 2006 UP TO AND INCLUDING APRIL 30, 2007. THE HOLD PERIOD FOR THE COMMON SHARE AND COMMON SHARE PURCHASE WARRANTS IS FOUR MONTHS.

CORPORATE PROPERTIES LIMITED
Management's Discussion and Analysis
For The Three Months Ended March 31, 2005

This amended and restated management discussion and analysis reflects the impact of the following changes and should be read in conjunction with the unaudited interim consolidated financial statements and notes to the unaudited interim consolidated financial statements.

Corporate Properties Limited (the "Company") has determined that certain revenue and expenses regarding its real estate properties held for development should have been capitalized instead of being charged to the Consolidated Statement of Operations. The net impact of the above adjustments was to increase the carrying value of the real estate assets by $54,321 and reduce the loss for the three months ended March 31, 2005 by $54,321.

The Company was incorporated in 1962 and has been active in all phases of real estate investment. From time to time, the Company has also made strategic investments outside of the real estate areas when suitable opportunities became available. Through its subsidiaries, the Company has been focusing on acquiring investment properties in the District of Muskoka located in Ontario Canada.

The following discussion and analysis is based on Corporate Properties Limited consolidated financial statements including notes, prepared in accordance with Canadian generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Management bases estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. Management believes the accounting policies outlined in the Summary of Significant Accounting Policies section of its audited consolidated financial statements reflect its more significant judgments and estimates used in the preparation of its consolidated financial statements. The following discussion and analysis should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles for the year ended December 31, 2004.

This discussion includes assumptions made by management that involve certain risks and uncertainties. These assumptions should be given careful consideration and undue reliance should not be placed on these assumptions.

CORPORATE PROPERTIES LIMITED
Management's Discussion and Analysis
For The Three Months Ended March 31, 2005

OVERVIEW

During the first quarter the Company continued with its architectural, engineering and survey plans in developing its other properties in Port Carling that were acquired during 2004. The 125 Medora Street project was substantially completed with only some finishing touches required. A new lease is being negotiated with the existing tenant to take affect in the second quarter. The Company also successfully completed negotiations in obtaining new mortgage financing to pay out the vendor take back mortgage on the Cranberry Marsh Cove property that is coming due in April 2005. Finally the Company is continuing its negotiations to become the principal operator and marketer of the Sea Miles affinity credit card program for Canada.

RESULTS OF OPERATIONS

For the three months ended March 31, 2005, the Company reported a net loss of $173,072 or $0.04 per share as compared to a loss of $61,260 or $0.03 per share in the same period last year.

Revenue

During the first quarter of this year the Company recorded rental revenue of $151,250 versus rental revenue of nil for the same period last year. Although the Company had acquired its first rental property during the first quarter of 2004 it did not begin to collect rent until the following quarter.

The loss on disposition of real estate shown in the first quarter of the previous year represents the sale of the balance of its investment in the Bala Park Island development in Muskoka at a loss of $40,853. The Company also disposed of the final part of its Texas Riverpark joint venture during that quarter recording a gain of $21,830.

Expenses

Amortization expense of $70,345 has been taken on the income producing properties that are providing rental revenues for the three months ended March 31, 2005 compared to nil for the same period last year as the Company had just acquired its first rental property at the end of the first quarter.

Mortgage interest was $174,739 for the first quarter of 2005 compared to mortgage interest of nil for the same period in the previous year. Although the Company had

acquired 125 Medora Street, an income producing property, in the first quarter of 2004, it was acquired March 30, 2004 with $400,000 in mortgage financing and interest commencing April 1, 2004.

Professional fees for the three months ended March 31, 2005 were $15,136 compared to $nil for the same period in 2004. This amount includes a monthly provision for the year end audit fees.

Administration expenses for the first quarter were $64,102 versus $42,237 for the first quarter of 2004. Included in the $64,102 was $24,709 in financing fees, $22,000 in management fees and the balance in general office expense.

LIQUIDITY AND CAPITAL RESOURCES

On March 31, 2005 the Company had total assets of $10,939,877 which included cash of $16,861, compared to total assets of $917,434 of which $8,292 was cash on March 31, 2004.

On March 31, 2005 total liabilities were $9,897,367 compared to $436,938 for the same period in 2004. Total liabilities include $8,990,656 in current and long term mortgages, $500,000 in convertible debentures and $296,711 in accounts payable and accrued liabilities.

The Company's net working capital position as of March 31, 2005 was a deficit of $8,628,619 compared to a working capital deficit of $24,755 on March 31, 2004. This working capital deficit is a result of long term debt (mortgages) expiring over the next twelve month period. Subsequent to the quarter the working capital deficit has been reduced as a result of a new two year first mortgage of $3,750,000, replacing the vendor take back mortgage of $3,700,000, and by $1,500,000 from proceeds from an equity financing as a result of a private placement completed in April 2005.

Cash used in operations was $152,464 during the first quarter of 2005 compared to $35,236 cash used in the same quarter of the previous year. Cash used for real estate was $92,219 to March 31 2005 compared to $538,415 for the same period in 2004. The $92,219 used primarily comprises $54,321 in net costs incurred and capitalized on real estate properties held for development and the cost to complete the 125 Medora Street project.

Financing activities provided $239,976 for the first quarter of 2005 versus $499,095 for the same quarter in 2004. The Company received a further advance of $241,500 on its

10% demand mortgage and had reduced the principal by $1,524 on the mortgage secured by the land at 7 Armstrong Point Road as a result of the blended payments.

Until cash flows from operations are sufficient to sustain operations, the Company will require additional funding for operations. This funding will be raised through the sale and issuance of equity securities and the renegotiation of existing mortgages that will mature over the next twelve months. These funds will be used to finance ongoing construction costs associated with its investment properties and for general working capital.

RISKS AND UNCERTAINTIES

The Company is exposed to a variety of risk factors relative to the nature of its business. It is difficult to accurately predict future operating results as actual results may differ significantly from any forward-looking statements. Factors that may cause such differences include but are not limited to the following:

- Obtaining adequate and timely financing on terms that are acceptable
- Whether properties are successfully developed and the timing of such developments
- Costs and timing of products and services required associated with development activities
- Market acceptance of properties offered
- The cyclical nature of real estate market values
- Interest rate trends
- Ability to generate positive cash flow from operations
- Ability to retain and attract key management and other experienced personnel

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Roderick McDonald, Chief Financial Officer of Corporate Properties Limited, certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Corporate Properties Limited** (the issuer) for the interim period ending **March 31, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 17, 2007

Signature
Chief Financial Officer

C:\Documents and Settings\shereen\Local Settings\Temporary Internet Files\OLK103\CFO-Certification of Interim Filings Amended - March 31-05.doc

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Thomas Sheppard, the Chief Executive Officer of Corporate Properties Limited, certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Corporate Properties Limited** (the issuer) for the interim period ending **March 31, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 17, 2007

Thomas Sheppard

Signature
Chief Executive Officer

CORPORATE PROPERTIES LIMITED

QUARTERLY REPORT

RESTATED

JUNE 30, 2005 AND 2004

(UNAUDITED - PREPARED BY MANAGEMENT)

CORPORATE PROPERTIES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

RESTATED

(UNAUDITED - PREPARED BY MANAGEMENT)

JUNE 30, 2005 AND 2004

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended June 30, 2005.

CORPORATE PROPERTIES LIMITED
CONSOLIDATED BALANCE SHEETS
JUNE 30,2005 AND 2004
(UNAUDITED - PREPARED BY MANAGEMENT)

	June 30 2005 (Restated)	June 30 2004	December 31 2004
ASSETS			
CURRENT			
BANK	$308,948	$13,698	$21,568
PREPAID EXPENSES	119,435	0	256,908
ACCOUNTS RECEIVABLE	130,385	49,257	37,936
	558,768	62,955	316,412
DEFERRED COSTS	121,673	0	83,287
REAL ESTATE (NOTE 3)	11,153,592	7,185,324	10,655,109
SOFTWARE DEVELOPMENT AND COMPUTER COSTS	16,918	0	0
	$11,850,951	$7,248,279	$11,054,808
LIABILITIES			
CURRENT			
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$238,947	$119,496	$478,546
DUE TO RELATED PARTIES	0	0	110,000
CURRENT PORTION OF MORTGAGES PAYABLE (NOTE 4)	4,401,508	6,241,000	7,185,573
	4,640,455	6,360,496	7,774,119
MORTGAGES PAYABLE (NOTE 4)	4,513,757	0	1,565,107
CONVERTIBLE DEBENTURES (NOTE 5)	500,000	0	500,000
	9,654,212	6,360,496	9,839,226
SHAREHOLDERS' EQUITY			
SHARE CAPITAL (NOTE 6)	8,395,668	6,494,847	6,987,684
DEFICIT	(6,198,929)	(5,607,064)	(5,772,102)
	2,196,739	887,783	1,215,582
	$11,850,951	$7,248,279	$11,054,808

CORPORATE PROPERTIES LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(UNAUDITED - PREPARED BY MANAGEMENT)

	Six months ended June 30 2005 (Restated)	Six months ended June 30 2004	Year ended December 31 2004
DEFICIT, BEGINNING OF PERIOD	($5,772,102)	($5,553,091)	($5,553,091)
LOSS FOR THE PERIOD	($426,827)	(53,973)	(219,011)
DEFICIT, END OF PERIOD	($6,198,929)	($5,607,064)	($5,772,102)

CORPORATE PROPERTIES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(UNAUDITED - PREPARED BY MANAGEMENT)

	Three months ended June 30 2005 (Restated)	Three months ended June 30 2004	Six months ended June 30 2005 (Restated)	Six months ended June 30 2004	Year ended December 31 2004
REVENUES					
RENTAL INCOME	$152,750	$95,605	$304,000	$95,605	$434,905
LOSS ON SALE OF REAL ESTATE	0	0	0	(40,853)	(40,853)
INCOME FROM EQUITY INVESTMENTS	0	0	0	17,939	17,939
	152,750	95,605	304,000	72,691	411,991
EXPENSES					
AMORTIZATION OF CAPITAL ASSETS	70,362	0	140,707	0	144,060
INTEREST ON MORTGAGES	221,551	50,090	396,290	50,090	338,860
PROFESSIONAL FEES	2,544	0	17,680	0	53,096
ADMINISTRATION	112,048	34,337	176,150	76,574	94,986
ADMINISTRATION	406,505	84,427	730,827	126,664	631,002
NET INCOME (LOSS) FOR THE PERIOD	($253,755)	$11,178	($426,827)	($53,973)	($219,011)
WEIGHTED AVERAGE NUMBER OF SHARES	4,953,466	3,025,997	4,556,498	2,652,371	2,894,701
LOSS PER SHARE (NOTE 7)	($0.05)	$0.00	($0.09)	($0.02)	($0.08)

CORPORATE PROPERTIES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(UNAUDITED - PREPARED BY MANAGEMENT)

	Three months ended June 30 2005 (Restated)	Three months ended June 30 2004	Six months ended June 30 2005 (Restated)	Six months ended June 30 2004	Year ended December 31 2004
CASH PROVIDED BY (USED FOR)					
OPERATING ACTIVITIES					
LOSS FOR THE PERIOD	($253,755)	$11,178	($426,827)	($53,973)	($219,011)
AMORTIZATION OF CAPITAL ASSETS	70,362	0	140,707	0	144,060
AMORTIZATION OF DEFERRED COSTS	34,038	0	58,747	0	8,049
GAIN ON DISPOSITION OF INVESTMENT	0	0	0	0	(17,939)
LOSS ON SALE OF REAL ESTATE	0	0	0	0	40,853
	(149,355)	11,178	(227,373)	(53,973)	(43,988)
CHANGES IN NON-CASH ASSETS AND LIABILITIES RELATED TO OPERATIONS					
PREPAID EXPENSES	61,844	0	137,473	0	(256,908)
FINANCING COSTS	(97,133)	0	(97,133)	0	(91,336)
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	(57,764)	82,558	(239,599)	94,399	453,449
ACCOUNTS RECEIVABLE	(124,209)	(49,257)	(92,449)	(8,946)	2,375
	(366,617)	44,479	(519,081)	31,480	63,592
FINANCING ACTIVITIES					
ADVANCES FROM RELATED PARTIES	(110,000)	0	(110,000)	(16,390)	93,610
PROCEEDS FROM MORTGAGES PAYABLE	(75,391)	5,841,000	164,585	6,134,248	2,893,928
PROCEEDS FROM CONVERTIBLE DEBENTURES	0	0	0	0	500,000
ISSUANCE OF SHARE CAPITAL	1,407,984	400,000	1,407,984	600,000	1,092,837
	1,222,593	6,241,000	1,462,569	6,717,858	4,580,375
INVESTING ACTIVITIES					
PURCHASE OF REAL ESTATE	(546,971)	(6,280,073)	(639,190)	(6,818,488)	(4,723,186)
SOFTWARE DEVELOPMENT AND COMPUTER COSTS	(16,918)	0	(16,918)	0	0
PROCEEDS ON SALE OF INVESTMENTS	0	0	0	11,170	29,109
	(563,889)	(6,280,073)	(656,108)	(6,807,318)	(4,694,077)
INCREASE (DECREASE) IN CASH DURING THE PERIOD	292,087	5,406	287,380	(57,980)	(50,110)
CASH, BEGINNING OF PERIOD	16,861	8,292	21,568	71,678	71,678
CASH, END OF PERIOD	$308,948	$13,698	$308,948	$13,698	$21,568
SUPPLEMENTAL FINANCIAL INFORMATION					
INTEREST PAID	$242,384	$50,090	$421,735	$50,090	$337,532

CORPORATE PROPERTIES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
RESTATED
JUNE 30,2005 AND 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

THE COMPANY IS ENGAGED IN REAL ESTATE INVESTMENT AND RESORT DEVELOPMENT AND TRAVEL MARKETING, WITH THE REAL ESTATE BUSINESS PARTICULARLY FOCUSING ON SEEKING PROPERTIES IN THE MUSKOKA REGION IN ONTARIO, CANADA.

GENERAL

THESE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. THE PREPARATION OF FINANCIAL STATEMENTS IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE AMOUNTS REPORTED IN THE FINANCIAL STATEMENTS AND ACCOMPANYING NOTES. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES. THE FINANCIAL STATEMENTS HAVE, IN MANAGEMENT'S OPINION, BEEN PROPERLY PREPARED USING CAREFUL JUDGMENT WITHIN REASONABLE LIMITS OF MATERIALITY AND WITHIN THE FRAMEWORK OF THE ACCOUNTING POLICIES SUMMARIZED BELOW.

BASIS OF CONSOLIDATION

THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE ACCOUNTS OF THE COMPANY AND ITS WHOLLY OWNED SUBSIDIARIES.

GOING CONCERN BASIS OF PRESENTATION

THESE CONSOLIDATED FINANCIAL STATEMENTS ARE PREPARED ON A GOING CONCERN BASIS. THE COMPANY HAS EXPERIENCED CONTINUED LOSSES FROM OPERATIONS. THE COMPANY'S CONTINUED EXISTENCE AS A GOING CONCERN IS DEPENDENT UPON OBTAINING SUBSTANTIAL FINANCING TO MEET ITS FUTURE WORKING CAPITAL REQUIREMENTS AND TO ACHIEVE PROFITABLE OPERATIONS.

REVENUE RECOGNITION

REVENUE FROM RENTAL INCOME IS RECOGNIZED ON A STRAIGHT-LINE BASIS OVER THE TERM OF THE RENTAL AGREEMENT.

DEFERRED COSTS

FINANCING COSTS RELATED TO THE ISSUE OF DEBT SECURITIES ARE DEFERRED AND AMORTIZED OVER THE TERM OF THE DEBT.

REAL ESTATE

REAL ESTATE CONSISTS OF INCOME PRODUCING PROPERTY AND PROPERTY HELD FOR DEVELOPMENT. FOR INCOME PRODUCING PROPERTY, LAND IS RECORDED AT COST WHICH INCLUDES DEVELOPMENT AND CARRYING COSTS. BUILDINGS ARE STATED AT COST LESS ACCUMULATED AMORTIZATION. AMORTIZATION IS BASED ON THE ESTIMATED USEFUL LIFE OF THE ASSET AT A RATE OF 4% ON A DIMINISHING BALANCE BASIS. PROPERTY HELD FOR DEVELOPMENT INCLUDES PROPERTIES HELD FOR FUTURE DEVELOPMENT. THE COMPANY CAPITALIZES ALL COSTS RELATING TO THE ACQUISITION , DEVELOPMENT AND CONSTRUCTION OF THESE PROPERTIES.

IMPAIRMENT

THE COMPANY REVIEWS LONG-LIVED ASSETS FOR IMPAIRMENT WHENEVER EVENTS OR CHANGES IN CIRCUMSTANCES INDICATE THAT THE CARRYING AMOUNT MAY NOT BE RECOVERABLE. WHEN INDICATORS OF AN IMPAIRMENT EXISTS AND THE CARRYING VALUE IS GREATER THAN THE NET RECOVERABLE VALUE, AN IMPAIRMENT LOSS IS RECOGNIZED TO THE EXTENT THAT THE FAIR VALUE IS BELOW THE CARRYING VALUE.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNT OF ASSETS AND LIABILITIES, AND THE REPORTED AMOUNT OF REVENUE AND EXPENSES DURING THE REPORTING PERIODS. ACTUAL RESULTS COULD DIFFER FROM MANAGEMENT'S BEST ESTIMATES AS ADDITIONAL INFORMATION BECOMES AVAILABLE IN THE FUTURE.

FINANCIAL INSTRUMENTS

UNLESS OTHERWISE NOTED, IT IS MANAGEMENT'S OPINION THAT THE COMPANY IS NOT EXPOSED TO SIGNIFICANT INTEREST, CURRENCY OR CREDIT RISKS ARISING FROM ITS FINANCIAL INSTRUMENTS AND THEIR CARRYING VALUES APPROXIMATE FAIR VALUES.

2. RESTATEMENT

THE COMPANY HAS DETERMINED THAT CERTAIN REVENUE AND EXPENSES REGARDING ITS REAL ESTATE PROPERTIES HELD FOR DEVELOPMENT SHOULD HAVE BEEN CAPITALIZED INSTEAD OF BEING CHARGED TO THE CONSOLIDATED STATEMENT OF OPERATIONS. THE NET IMPACT OF THE ABOVE ADJUSTMENTS WAS TO INCREASE THE CARRYING VALUE OF THE REAL ESTATE ASSETS BY $50,199 AND REDUCE THE LOSS FOR THE THREE MONTHS ENDED JUNE 30, 2005 BY $50,199. THE NET IMPACT OF THE ABOVE ADJUSTMENTS WAS TO INCREASE THE CARRYING VALUE OF THE REAL ESTATE ASSETS BY $104,520 AND REDUCE THE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2005 BY $104,520. THE IMPACT OF THESE ADJUSTMENTS ON THE CONSOLIDATED FINANCIAL STATEMENTS ARE AS FOLLOWS:

CONSOLIDATED BALANCE SHEET	As at June 30 2005 Restated	As at June 30 2005 Previously Reported
REAL ESTATE	$11,153,592	$11,049,072
RETAINED EARNINGS	($6,198,929)	($6,303,449)

CONSOLIDATED STATEMENT OF OPERATIONS	Three months ended June 30 2005 Restated	Three months ended June 30 2005 Previously Reported	Six months ended June 30 2005 Restated	Six months ended June 30 2005 Previously Reported
RENTAL INCOME	$152,750	159,250	$304,000	315,600
EXPENSES				
AMORTIZATION OF CAPITAL ASSETS	70,362	80,413	140,707	159,753
INTEREST ON MORTGAGES	221,551	253,357	396,290	474,640
PROFESSIONAL FEES	2,544	2,544	17,680	17,680
ADMINISTRATION	112,048	126,890	176,150	194,874
	406,505	463,204	730,827	846,947
LOSS FOR THE PERIOD	($253,755)	($303,954)	($426,827)	($531,347)
LOSS PER SHARE	($0.05)	($0.06)	($0.09)	($0.12)

CORPORATE PROPERTIES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
RESTATED
JUNE 30,2005 AND 2004

3. REAL ESTATE

	JUNE 30 2005 (Restated)	JUNE 30 2004	DECEMBER 31 2004
REAL ESTATE (net of accumulated amortization)			
4 ARMSTRONG POINT ROAD	$2,134,599	$0	$2,038,117
7 ARMSTRONG POINT ROAD	146,167	0	151,365
9 ARMSTRONG POINT ROAD	230,629	230,741	231,119
13 ARMSTRONG POINT ROAD	307,399	30,000	0
125 MEDORA STREET	1,514,735	797,011	1,337,358
CRANBERRY MARSH COVE	5,997,707	6,127,572	6,112,118
95 JOSEPH STREET	365,810	0	363,613
97 JOSEPH STREET	456,546	0	421,419
	$11,153,592	$7,185,324	$10,655,109

4. MORTGAGES PAYABLE

	JUNE 30 2005	JUNE 30 2004	DECEMBER 31 2004
PRIME, DUE NOVEMBER 2007, MONTHLY PAYMENTS OF $508 PRINCIPAL AND INTEREST	$77,765	$0	$80,307
10% DUE APRIL 2007, INTEREST ONLY MONTHLY	3,750,000	4,750,000	3,700,000
10% DEMAND, INTEREST ONLY MONTHLY	1,250,000	1,091,000	1,332,873
10% DUE OCTOBER 2005, INTEREST ONLY MONTHLY	400,000	400,000	400,000
12% DUE DECEMBER 2005, INTEREST ONLY MONTHLY	1,750,000	0	1,750,000
8%, DUE APRIL 2007, MONTHLY PAYMENTS OF $1,591 PRINCIPAL AND INTEREST	200,000	0	0
10% DUE JANUARY 2006 , INTEREST ONLY MONTHLY	1,000,000	0	1,000,000
10% DUE NOVEMBER 2006, INTEREST ONLY MONTHLY	487,500	0	487,500
	8,915,265	6,241,000	8,750,680
LESS: CURRENT PORTION	4,401,508	6,241,000	7,185,573
	4,513,757	0	1,565,107

CORPORATE PROPERTIES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
RESTATED
JUNE 30,2005 AND 2004

5. CONVERTIBLE DEBENTURES

THE CONVERTIBLE DEBENTURES HAVE A ONE YEAR TERM AND BEAR INTEREST AT A COUPON RATE OF 10%, PAYABLE MONTHLY. THE DEBENTURES ARE CONVERTIBLE AT $1.50 INTO COMMON SHARES, AT THE OPTION OF THE HOLDER, WHICH SHARES ARE SUBJECT TO A STATUTORY HOLD PERIOD. IF ALL OF THE DEBENTURES ARE CONVERTED IT WILL RESULT IN THE ISSUANCE OF AN ADDITIONAL 333,333 COMMON SHARES. THE DEBENTURES ARE SECURED BY A COLLATERAL MORTGAGE OVER PROPERTIES HELD AS INVESTMENTS AND MATURE DECEMBER 31, 2005 IF THEY ARE NOT CONVERTED.

6. SHARE CAPITAL

	JUNE 30 2005	JUNE 30 2004	DECEMBER 31 2004
AUTHORIZED			
UNLIMITED NUMBER OF VOTING COMMON SHARES			
UNLIMITED NUMBER OF NON-VOTING COMMON SHARES			
ISSUED			
5,155,114 VOTING COMMON SHARES	$8,395,668	$6,494,847	$6,987,684

IN APRIL 2005, THE COMPANY COMPLETED A PRIVATE PLACEMENT RAISING PROCEEDS OF $1,407,984, AFTER DEDUCTING THE COSTS OF $92,016 IN CONNECTION WITH THE PRIVATE PLACEMENT. PURSUANT TO THE PRIVATE PLACEMENT, THE COMPANY ISSUED 999,996 UNITS OF COMMON SHARES AND COMMON SHARE PURCHASE WARRANTS AT $1.50 PER UNIT, WITH EACH UNIT COMPRISING ONE COMMON SHARE AND ONE COMMON SHARE PURCHASE WARRANT. EACH COMMON SHARE PURCHASE WARRANT IS EXERCISABLE AT $2.25 UP TO AND INCLUDING APRIL 30, 2006, OR, IF AND TO THE EXTENT NOT EXERCISED BY THAT DATE, AT $3.00 FROM MAY 1, 2006 UP TO AND INCLUDING APRIL 30, 2007. THE HOLD PERIOD FOR THE COMMON SHARE AND COMMON SHARE PURCHASE WARRANTS EXPIRES ON AUGUST 31, 2005.

THE COMPANY HAS 250,000 COMMON SHARE PURCHASE WARRANTS OUTSTANDING AS AT JUNE 30, 2005 EXERCISABLE AT $2.00 PER UNIT UP TO AND INCLUDING MAY 15, 2006.

7. LOSS PER SHARE

LOSS PER COMMON SHARE HAS BEEN CALCULATED ON THE BASIS OF THE WEIGHTED AVERAGE OF COMMON SHARES OUTSTANDING DURING THE PERIOD

8. RELATED PARTY TRANSACTIONS

RELATED PARTY TRANSACTIONS ARE IN THE NORMAL COURSE OF OPERATIONS AND ARE MEASURED AT THE EXCHANGE VALUE (THE AMOUNT OF CONSIDERATION ESTABLISHED AND AGREED TO BY THE RELATED PARTIES), WHICH APPROXIMATES THE ARM'S LENGTH EQUIVALENT VALUE FOR THE SERVICES.

9. INCOME TAXES

THE COMPANY HAS NON-CAPITAL LOSSES AVAILABLE TO BE CARRIED FORWARD TO REDUCE FUTURE YEARS' TAXABLE INCOME.

9. INCOME TAXES (CONTINUED)

THESE LOSSES, THE BENEFIT OF WHICH HAS NOT BEEN RECOGNIZED, EXPIRE AS FOLLOWS:

YEAR	FEDERAL	ONTARIO
2005	$325,000	$948,000
2006	56,000	56,000
2008	46,000	46,000
2009	17,000	17,000
2010	61,000	61,000
2014	62,000	62,000
2015	372,000	372,000
	$939,000	$1,562,000

10. SUBSEQUENT EVENTS

IN AUGUST, 2005, THE COMPANY RENEGOTIATED THE TERMS AND CONDITIONS ON $2.5 MILLION OF EXISTING DEBT. UNDER THE NEW TERMS, THE DEBT WAS RENEWED FOR A FURTHER 2 YEAR PERIOD, BEARING INTEREST AT THE RATE OF 12% PER ANNUM, PAYABLE AS TO INTEREST ONLY ON A MONTHLY BASIS. THE DEBT WILL BE CONVERTIBLE INTO UNITS AT THE RATE OF ONE UNIT PER $1.10 OF DEBT AT THE SOLE OPTION OF THE LENDER FOR THE ENTIRE TERM EXPIRING NO LATER THAN AUGUST 19, 2007. EACH UNIT COMPRISES ONE COMMON SHARE AND ONE COMMON SHARE PURCHASE WARRANT. EACH COMMON SHARE PURCHASE WARRANT ENTITLES THE HOLDER TO PURCHASE ONE COMMON SHARE OF THE COMPANY AT THE RATE OF $1.10 PER SHARE AND THE WARRANTS CAN BE EXERCISED UP TO AND INCLUDING AUGUST 19, 2007. THE COMMON SHARES ISSUED PURSUANT TO THE CONVERSION AND OR FROM THE WARRANT SHALL SHALL BE FREE TRADING ON OR AFTER DECEMBER 20, 2005.

CORPORATE PROPERTIES LIMITED
Management's Discussion and Analysis
For The Six Months Ended June 30, 2005

This amended and restated management discussion and analysis reflects the impact of the following changes and should be read in conjunction with the unaudited interim consolidated financial statements and notes to the unaudited interim consolidated financial statements.

Corporate Properties Limited (the "Company") has determined that certain revenue and expenses regarding its real estate properties held for development should have been capitalized instead of being charged to the Consolidated Statement of Operations. The net impact of the above adjustments was to increase the carrying value of the real estate assets by $50,199 and $104,520 and reduce the loss for the three months ended June 30, 2005 and six months ended June 30, 2005 by $50,199 and $104,520 respectively.

The Company was incorporated in 1962 and has been active in all phases of real estate investment. From time to time, the Company has also made strategic investments outside of the real estate areas when suitable opportunities became available. Through its subsidiaries, the Company has been focusing on acquiring investment properties in the District of Muskoka located in Ontario Canada and travel marketing.

The following discussion and analysis is based on Corporate Properties Limited consolidated financial statements including notes, prepared in accordance with Canadian generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Management bases estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. Management believes the accounting policies outlined in the Summary of Significant Accounting Policies section of its audited consolidated financial statements reflect its more significant judgments and estimates used in the preparation of its consolidated financial statements. The following discussion and analysis should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles for the year ended December 31, 2004.

This discussion includes assumptions made by management that involve certain risks and uncertainties. These assumptions should be given careful consideration and undue reliance should not be placed on these assumptions.

CORPORATE PROPERTIES LIMITED
Management's Discussion And Analysis
For The Six Months Ended June 30, 2005

OVERVIEW

During the second quarter the Company continued with its architectural, engineering and survey plans in developing its other properties in Port Carling that were acquired during 2004. The 125 Medora Street project was substantially completed with only some finishing touches required and a new lease was negotiated with the existing tenant. The Company also acquired another property in Port Carling. The Company also successfully completed negotiations in obtaining new mortgage financing to pay out the vendor take back mortgage on the Cranberry Marsh Cove property that came due in April 2005. The Company also raised $1.4 million through a private placement. Finally the Company worked towards the August, 2005 launch of its exclusive cruise loyalty program, SeaPoints.

RESULTS OF OPERATIONS

For the three months ended June 30, 2005, the Company reported a net loss of $253,755 or $0.05 per share as compared to a profit of $11,178 or $0.00 per share in the same period last year.

Revenue

During the second quarter of this year the Company recorded rental revenue of $152,750 versus rental revenue of $95,605 for the same period last year. The increased revenue is due to holding more revenue producing properties in 2005 versus the prior year.

Expenses

Amortization expense of $70,362 has been taken on the income producing real estate property for the three months ended June 30, 2005 compared to nil for the same period last year as the Company did not take amortization on the properties in 2004 as they were acquired either during the quarter or undergoing renovations during the quarter.

Mortgage interest was $221,551 for the second quarter of 2005 compared to mortgage interest of $50,090 for the same period in the previous year. The higher interest costs in 2005 are primarily due to the Company having more properties in its portfolio in 2005 versus 2004.

Professional fees for the three months ended June 30, 2005 were $2,544 compared to nil for the same period in 2004. This amount includes a monthly provision for the year end audit fees.

CORPORATE PROPERTIES LIMITED
Management's Discussion and Analysis
For The Six Months Ended June 30, 2005

Administration expenses for the second quarter were $112,048 versus $34,337 for the second quarter of 2004. Included in the $112,048 was $34,038 in financing fees, $25,631 in management fees, $11,345 in loyalty program costs and the balance in general office expense.

LIQUIDITY AND CAPITAL RESOURCES

On June 30, 2005 the Company had total assets of $11,850,951 which included cash of $308,948, compared to total assets of $7,248,279 of which $13,698 was cash on June 30, 2004.

On June 30, 2005 total liabilities were $9,654,212 compared to $6,360,496 for the same period in 2004. Total liabilities include $8,915,265 in current and long term mortgages, $500,000 in convertible debentures and $238,947 in accounts payable and accrued liabilities.

The Company's net working capital position as of June 30, 2005 was a deficit of $4,081,687 compared to a working capital deficit of $6,297,541 on June 30, 2004. This working capital deficit is a result of long term debt (mortgages) expiring over the next twelve month period. Subsequent to the quarter the working capital deficit has been reduced by $2.5 million as a result of converting existing second and third mortgages into two year mortgages with a conversion feature.

Cash used in operations was $366,617 during the second quarter of 2005 compared to cash provided from operations of $44,479 in the same quarter of the previous year. Cash used for real estate purchases and renovations was $546,971 for the second quarter of 2005 compared to $6,280,073 for the same period in 2004. The $546,971 primarily relates to the purchase of 13 Armstrong Road for $308,044 and $188,843 spent on the 125 Medora Street project.

Financing activities provided $1,222,593 for the second quarter of 2005 versus $6,241,000 for the same quarter in 2004. The Company received $1,407,984 from a private placement of common shares in April 2005.

Until cash flows from operations are sufficient to sustain operations, the Company will require additional funding for operations. This funding will be raised through the sale and issuance of equity securities and the renegotiation of existing mortgages that will mature over the next twelve months. These funds will be used to finance ongoing construction costs associated with its investment properties and for general working capital.

RISKS AND UNCERTAINTIES

The Company is exposed to a variety of risk factors relative to the nature of its business. It is difficult to accurately predict future operating results as actual results may differ significantly from any forward-looking statements. Factors that may cause such differences include but are not limited to the following:

- Obtaining adequate and timely financing on terms that are acceptable
- Whether properties are successfully developed and the timing of such developments
- Costs and timing of products and services required associated with development activities
- Market acceptance of properties offered
- The cyclical nature of real estate market values
- Interest rate trends
- Ability to generate positive cash flow from operations
- Ability to retain and attract key management and other experienced personnel

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Roderick McDonald, Chief Financial Officer of Corporate Properties Limited, certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Corporate Properties Limited** (the issuer) for the interim period ending **June 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 17, 2007

Signature
Chief Financial Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Thomas Sheppard, the Chief Executive Officer of Corporate Properties Limited, certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Corporate Properties Limited** (the issuer) for the interim period ending **June 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 17, 2007

Signature
Chief Executive Officer

CORPORATE PROPERTIES LIMITED

QUARTERLY REPORT

RESTATED

SEPTEMBER 30, 2005 AND 2004

(UNAUDITED - PREPARED BY MANAGEMENT)

CORPORATE PROPERTIES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

RESTATED

(UNAUDITED - PREPARED BY MANAGEMENT)

SEPTEMBER 30, 2005 AND 2004

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2005.

CORPORATE PROPERTIES LIMITED
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30,2005 AND 2004
(UNAUDITED - PREPARED BY MANAGEMENT)

	September 30 2005 (Restated)	September 30 2004	December 31 2004
ASSETS			
CURRENT			
BANK	$506,816	$19,376	$21,568
ACCOUNTS RECEIVABLE	289,072	0	37,936
PREPAID EXPENSES	103,837	30,000	256,908
	899,725	49,376	316,412
DEFERRED COSTS	87,635	0	83,287
REAL ESTATE (NOTE 3)	11,277,417	7,434,732	10,655,109
SOFTWARE DEVELOPMENT AND COMPUTER COSTS	37,394	0	0
	$12,302,171	$7,484,108	$11,054,808
LIABILITIES			
CURRENT			
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$437,309	$177,915	$478,546
DUE TO RELATED PARTIES	0	0	110,000
CURRENT PORTION OF MORTGAGES PAYABLE (NOTE 4)	1,901,508	6,413,240	7,185,573
	2,338,817	6,591,155	7,774,119
MORTGAGES PAYABLE (NOTE 4)	4,510,708	0	1,565,107
CONVERTIBLE DEBENTURES (NOTE 5)	3,000,000	0	500,000
	9,849,525	6,591,155	9,839,226
SHAREHOLDERS' EQUITY			
SHARE CAPITAL (NOTE 6)	8,893,207	6,494,847	6,987,684
CONTRIBUTED SURPLUS	302,880	0	0
DEFICIT	(6,743,441)	(5,601,894)	(5,772,102)
	2,452,646	892,953	1,215,582
	$12,302,171	$7,484,108	$11,054,808

CORPORATE PROPERTIES LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(UNAUDITED - PREPARED BY MANAGEMENT)

	Nine months ended September 30 2005 (Restated)	Nine months ended September 30 2004	Year ended December 31 2004
DEFICIT, BEGINNING OF PERIOD	($5,772,102)	($5,553,091)	($5,553,091)
LOSS FOR THE PERIOD	(971,339)	(48,803)	(219,011)
DEFICIT, END OF PERIOD	($6,743,441)	($5,601,894)	($5,772,102)

CORPORATE PROPERTIES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(UNAUDITED - PREPARED BY MANAGEMENT)

	Three months ended September 30 2005 (Restated)	Three months ended September 30 2004	Nine months ended September 30 2005 (Restated)	Nine months ended September 30 2004	Year ended December 31 2004
REVENUES					
RENTAL INCOME	$203,876	$185,650	$507,876	$258,341	$434,905
LOSS ON SALE OF REAL ESTATE	0	0	0	0	(40,853)
INCOME FROM EQUITY INVESTMENTS	0	0	0	0	17,939
	203,876	185,650	507,876	258,341	411,991
EXPENSES					
AMORTIZATION OF CAPITAL ASSETS	70,363	61,338	211,070	61,338	144,060
INTEREST ON MORTGAGES	190,457	104,538	586,747	174,948	338,860
PROFESSIONAL FEES	26,703	9,780	44,383	36,719	53,096
ADMINISTRATION	157,985	4,824	334,135	34,139	94,986
STOCK BASED COMPENSATION	302,880	0	302,880	0	0
	748,388	180,480	1,479,215	307,144	631,002
NET INCOME (LOSS) FOR THE PERIOD	($544,512)	$5,170	($971,339)	($48,803)	($219,011)
WEIGHTED AVERAGE NUMBER OF SHARES	5,157,288	3,155,118	4,758,962	2,821,176	2,894,701
LOSS PER SHARE (NOTE 7)	($0.11)	$0.00	($0.20)	($0.02)	($0.08)

CORPORATE PROPERTIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(UNAUDITED - PREPARED BY MANAGEMENT)

	Three months ended September 30 2005 (Restated)	Three months ended September 30 2004	Nine months ended September 30 2005 (Restated)	Nine months ended September 30 2004	Year ended December 31 2004
CASH PROVIDED BY (USED FOR)					
OPERATING ACTIVITIES					
NET INCOME (LOSS) FOR THE PERIOD	($544,512)	$5,170	($971,339)	($48,803)	($219,011)
AMORTIZATION OF CAPITAL ASSETS	70,363	61,338	211,070	61,338	144,060
AMORTIZATION OF DEFERRED COSTS	34,038	0	92,785	0	8,049
STOCK BASED COMPENSATION	302,880	0	302,880	0	0
GAIN ON DISPOSITION OF INVESTMENT	0	0	0	0	(17,939)
LOSS ON SALE OF REAL ESTATE	0	0	0	0	40,853
	(137,231)	66,508	(364,604)	12,535	(43,988)
CHANGES IN NON-CASH ASSETS AND LIABILITIES RELATED TO OPERATIONS					
ACCOUNTS RECEIVABLE	(158,687)	49,257	(251,136)	40,311	2,375
PREPAID EXPENSES	15,598	0	153,071	(30,000)	(256,908)
FINANCING COSTS	0	0	(97,133)	0	(91,336)
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	198,362	58,422	(41,237)	152,821	453,449
	(81,958)	174,187	(601,039)	175,667	63,592
FINANCING ACTIVITIES					
ADVANCES FROM RELATED PARTIES	0	0	(110,000)	(16,390)	93,610
PROCEEDS FROM MORTGAGES PAYABLE	(2,503,049)	172,240	(2,338,464)	6,306,488	2,893,928
PROCEEDS FROM CONVERTIBLE DEBENTURES	2,500,000	0	2,500,000	0	500,000
ISSUANCE OF SHARE CAPITAL	497,539	0	1,905,523	600,000	1,092,837
	494,490	172,240	1,957,059	6,890,098	4,580,375
INVESTING ACTIVITIES					
PURCHASE OF REAL ESTATE	(194,188)	(340,749)	(833,378)	(7,129,237)	(4,723,186)
SOFTWARE DEVELOPMENT AND COMPUTER COSTS	(20,476)	0	(37,394)	0	0
PROCEEDS ON SALE OF INVESTMENTS	0	0	0	11,170	29,109
	(214,664)	(340,749)	(870,772)	(7,118,067)	(4,694,077)
INCREASE (DECREASE) IN CASH DURING THE PERIOD	197,868	5,678	485,248	(52,302)	(50,110)
CASH, BEGINNING OF PERIOD	308,948	13,698	21,568	71,678	71,678
CASH, END OF PERIOD	$506,816	$19,376	$506,816	$19,376	$21,568
SUPPLEMENTAL FINANCIAL INFORMATION					
INTEREST PAID	$202,957	$104,538	$624,693	$174,948	$337,532

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

THE COMPANY IS ENGAGED IN REAL ESTATE INVESTMENT AND RESORT DEVELOPMENT AND TRAVEL MARKETING, WITH THE REAL ESTATE BUSINESS PARTICULARLY FOCUSING ON SEEKING PROPERTIES IN THE MUSKOKA REGION IN ONTARIO, CANADA.

GENERAL

THESE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. THE PREPARATION OF FINANCIAL STATEMENTS IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE AMOUNTS REPORTED IN THE FINANCIAL STATEMENTS AND ACCOMPANYING NOTES. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES. THE FINANCIAL STATEMENTS HAVE, IN MANAGEMENT'S OPINION, BEEN PROPERLY PREPARED USING CAREFUL JUDGMENT WITHIN REASONABLE LIMITS OF MATERIALITY AND WITHIN THE FRAMEWORK OF THE ACCOUNTING POLICIES SUMMARIZED BELOW.

BASIS OF CONSOLIDATION

THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE ACCOUNTS OF THE COMPANY AND ITS WHOLLY OWNED SUBSIDIARIES.

GOING CONCERN BASIS OF PRESENTATION

THESE CONSOLIDATED FINANCIAL STATEMENTS ARE PREPARED ON A GOING CONCERN BASIS. THE COMPANY HAS EXPERIENCED CONTINUED LOSSES FROM OPERATIONS. THE COMPANY'S CONTINUED EXISTENCE AS A GOING CONCERN IS DEPENDENT UPON OBTAINING SUBSTANTIAL FINANCING TO MEET ITS FUTURE WORKING CAPITAL REQUIREMENTS AND TO ACHIEVE PROFITABLE OPERATIONS.

REVENUE RECOGNITION

REVENUE FROM RENTAL INCOME IS RECOGNIZED ON A STRAIGHT-LINE BASIS OVER THE TERM OF THE RENTAL AGREEMENT.

DEFERRED COSTS

FINANCING COSTS RELATED TO THE ISSUE OF DEBT SECURITIES ARE DEFERRED AND AMORTIZED OVER THE TERM OF THE DEBT.

REAL ESTATE

REAL ESTATE CONSISTS OF INCOME PRODUCING PROPERTY AND PROPERTY HELD FOR DEVELOPMENT. FOR INCOME PRODUCING PROPERTY, LAND IS RECORDED AT COST WHICH INCLUDES DEVELOPMENT AND CARRYING COSTS. BUILDINGS ARE STATED AT COST LESS ACCUMULATED AMORTIZATION. AMORTIZATION IS BASED ON THE ESTIMATED USEFUL LIFE OF THE ASSET AT A RATE OF 4% ON A DIMINISHING BALANCE BASIS. PROPERTY HELD FOR DEVELOPMENT INCLUDES PROPERTIES HELD FOR FUTURE DEVELOPMENT. THE COMPANY CAPITALIZES ALL COSTS RELATING TO THE ACQUISITION , DEVELOPMENT AND CONSTRUCTION OF THESE PROPERTIES.

IMPAIRMENT

THE COMPANY REVIEWS LONG-LIVED ASSETS FOR IMPAIRMENT WHENEVER EVENTS OR CHANGES IN CIRCUMSTANCES INDICATE THAT THE CARRYING AMOUNT MAY NOT BE RECOVERABLE. WHEN INDICATORS OF AN IMPAIRMENT EXISTS AND THE CARRYING VALUE IS GREATER THAN THE NET RECOVERABLE VALUE, AN IMPAIRMENT LOSS IS RECOGNIZED TO THE EXTENT THAT THE FAIR VALUE IS BELOW THE CARRYING VALUE.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNT OF ASSETS AND LIABILITIES, AND THE REPORTED AMOUNT OF REVENUE AND EXPENSES DURING THE REPORTING PERIODS. ACTUAL RESULTS COULD DIFFER FROM MANAGEMENT'S BEST ESTIMATES AS ADDITIONAL INFORMATION BECOMES AVAILABLE IN THE FUTURE.

FINANCIAL INSTRUMENTS

UNLESS OTHERWISE NOTED, IT IS MANAGEMENT'S OPINION THAT THE COMPANY IS NOT EXPOSED TO SIGNIFICANT INTEREST, CURRENCY OR CREDIT RISKS ARISING FROM ITS FINANCIAL INSTRUMENTS AND THEIR CARRYING VALUES APPROXIMATE FAIR VALUES.

STOCK BASED COMPENSATION

THE COMPANY GRANTS STOCK OPTIONS TO ITS OFFICERS, DIRECTORS, EMPLOYEES AND CONSULTANTS PURSUANT TO A STOCK OPTION PLAN. THE COMPANY ACCOUNTS FOR THE STOCK-BASED COMPENSATION USING THE FAIR VALUE AS AT THE GRANT DATE. UNDER THIS METHOD, COMPENSATION EXPENSE RELATED TO OPTION GRANTS IS RECORDED IN THE CONSOLIDATED STATEMENT OF OPERATIONS OVER THE VESTING PERIOD OF THE OPTIONS. THE COMPENSATION EXPENSE IS BASED ON THE FAIR VALUE OF THE OPTION AS ESTIMATED USING THE BLACK-SCHOLES OPTION PRICING MODEL. THE ASSUMPTIONS USED IN CALCULATING THE VALUE OF THE STOCK OPTIONS INCLUDE MANAGEMENT'S BEST ESTIMATE, AS OF THE DATE OF GRANT, OF THE EXPECTED SHARE PRICE VOLATILITY OVER THE TERM OF THE STOCK OPTION AND EXPECTED OPTION LIFE. AS SUCH, THE AMOUNTS REPORTED AS COMPENSATION EXPENSE ARE SUBJECT TO MEASUREMENT UNCERTAINTY AS THE EXPENSE AMOUNT MAY VARY SIGNIFICANTLY BASED ON THE ASSUMPTIONS USED.

2. RESTATEMENT

THE COMPANY HAS DETERMINED THAT CERTAIN REVENUE AND EXPENSES REGARDING ITS REAL ESTATE PROPERTIES HELD FOR DEVELOPMENT SHOULD HAVE BEEN CAPITALIZED INSTEAD OF BEING CHARGED TO THE CONSOLIDATED STATEMENT OF OPERATIONS. THE NET IMPACT OF THE ABOVE ADJUSTMENTS WAS TO INCREASE THE CARRYING VALUE OF THE REAL ESTATE ASSETS BY $3,563 AND REDUCE THE LOSS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005 BY $3,563. THE NET IMPACT OF THE ABOVE ADJUSTMENTS WAS TO INCREASE THE CARRYING VALUE OF THE REAL ESTATE ASSETS BY $108,083 AND REDUCE THE LOSS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 BY $108,083. THE COMPANY HAS ALSO RECORDED $302,880 OF STOCK BASED COMPENSATION FOR STOCK OPTIONS GRANTED IN THE THIRD QUARTER. THE IMPACT OF THESE ADJUSTMENTS ON THE CONSOLIDATED FINANCIAL STATEMENTS ARE AS FOLLOWS:

CONSOLIDATED BALANCE SHEET	As at September 30 2005 Restated	As at September 30 2005 Previously Reported
REAL ESTATE	$11,277,417	$11,169,334
CONTRIBUTED SURPLUS	$302,880	$0
RETAINED EARNINGS	($6,743,441)	($6,548,644)

CORPORATE PROPERTIES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
RESTATED
SEPTEMBER 30,2005 AND 2004

2. RESTATEMENT (CONTINUED)

CONSOLIDATED STATEMENT OF OPERATIONS	Three months ended September 30 2005 Restated	Three months ended September 30 2005 Previously Reported	Nine months ended September 30 2005 Restated	Nine months ended September 30 2005 Previously Reported
RENTAL INCOME	$203,876	276,611	$507,876	592,211
EXPENSES				
AMORTIZATION OF CAPITAL ASSETS	70,363	80,813	211,070	240,566
INTEREST ON MORTGAGES	190,457	232,506	586,747	707,146
PROFESSIONAL FEES	26,703	26,703	44,383	44,383
ADMINISTRATION	157,985	181,784	334,135	376,658
STOCK BASED COMPENSATION	302,880	0	302,880	0
	748,388	521,806	1,479,215	1,368,753
LOSS FOR THE PERIOD	($544,512)	($245,195)	($971,339)	($776,542)
LOSS PER SHARE	($0.11)	($0.05)	($0.20)	($0.16)

3. REAL ESTATE

REAL ESTATE (net of accumulated amortization)	September 30 2005 (Restated)	September 30 2004	December 31 2004
4 ARMSTRONG POINT ROAD	$2,200,984	$0	$2,038,117
7 ARMSTRONG POINT ROAD	146,789	0	151,365
9 ARMSTRONG POINT ROAD	230,384	230,741	231,119
13 ARMSTRONG POINT ROAD	306,899	0	0
125 MEDORA STREET	1,565,613	1,044,213	1,337,358
CRANBERRY MARSH COVE	5,956,288	6,159,778	6,112,118
95 JOSEPH STREET	390,135	0	363,613
97 JOSEPH STREET	480,325	0	421,419
	$11,277,417	$7,434,732	$10,655,109

4. MORTGAGES PAYABLE

	September 30 2005	September 30 2004	December 31 2004
PRIME, DUE NOVEMBER 2007, MONTHLY PAYMENTS OF $508 PRINCIPAL AND INTEREST	$74,716	$0	$80,307
10% DUE APRIL 2007, INTEREST ONLY MONTHLY	3,750,000	4,644,240	3,700,000
12% DEMAND, INTEREST ONLY MONTHLY	500,000	1,369,000	1,332,873
10% DUE OCTOBER 2005, INTEREST ONLY MONTHLY	400,000	400,000	400,000
12% DUE DECEMBER 2005, INTEREST ONLY MONTHLY	0	0	1,750,000
8.5%, DUE APRIL 2007, MONTHLY PAYMENTS OF $1,591 PRINCIPAL AND INTEREST	200,000	0	0
10% DUE JANUARY 2006 , INTEREST ONLY MONTHLY	1,000,000	0	1,000,000
10% DUE NOVEMBER 2006, INTEREST ONLY MONTHLY	487,500	0	487,500
	6,412,216	6,413,240	8,750,680
LESS: CURRENT PORTION	1,901,508	6,413,240	7,185,573
	$4,510,708	$0	$1,565,107

5. CONVERTIBLE DEBENTURES

THE COMPANY HAS ISSUED CONVERTIBLE DEBENTURES IN THE AMOUNT OF $500,000 AND $2,500,000 IN DECEMBER 2004 AND AUGUST 2005 RESPECTIVELY OR $3,000,000 IN THE AGGREGATE WITH THE FOLLOWING TERMS AND CONDITIONS.

THE $500,000 OF CONVERTIBLE DEBENTURES ISSUED IN DECEMBER 2004 HAVE A ONE YEAR TERM AND BEAR INTEREST AT A COUPON RATE OF 10%, PAYABLE MONTHLY. THE DEBENTURES ARE CONVERTIBLE AT $1.50 INTO COMMON SHARES, AT THE OPTION OF THE HOLDER. IF ALL OF THE DEBENTURES ARE CONVERTED IT WILL RESULT IN THE ISSUANCE OF AN ADDITIONAL 333,333 COMMON SHARES. THE DEBENTURES ARE SECURED BY A COLLATERAL MORTGAGE OVER PROPERTIES HELD AS INVESTMENTS AND MATURE DECEMBER 31, 2005 IF THEY ARE NOT CONVERTED.

THE $2,500,000 OF CONVERTIBLE DEBENTURES WERE ISSUED IN AUGUST 2005 UNDER A RESTRUCTURING OF $2,500,000 OF EXISTING DEBT. UNDER THE NEW TERMS, THE DEBT WAS RENEWED FOR A FURTHER 2 YEAR PERIOD, BEARING INTEREST AT THE RATE OF 12% PER ANNUM, PAYABLE AS TO INTEREST ONLY ON A MONTHLY BASIS. THE DEBT IS CONVERTIBLE INTO UNITS AT THE RATE OF ONE UNIT PER $1.10 OF DEBT AT THE SOLE OPTION OF THE LENDERS FOR THE ENTIRE TERM EXPIRING NO LATER THAN AUGUST 19, 2007. EACH UNIT COMPRISES ONE COMMON SHARE AND ONE COMMON SHARE PURCHASE WARRANT. EACH COMMON SHARE PURCHASE WARRANT ENTITLES THE HOLDER TO PURCHASE ONE COMMON SHARE OF THE COMPANY AT THE RATE OF $1.10 PER SHARE AND THE WARRANTS CAN BE EXERCISED UP TO AND INCLUDING AUGUST 19, 2007. THE COMMON SHARES PURCHASED PURSUANT TO THE CONVERSION AND OR FROM THE WARRANT SHALL BE FREE TRADING ON OR AFTER DECEMBER 20, 2005. IF ALL OF THE DEBENTURES ARE CONVERTED AND ALL OF THE COMMON SHARE PURCHASE WARRANTS ARE EXERCISED, IT WILL RESULT IN THE ISSUANCE OF AN ADDITIONAL 4,545,454 COMMON SHARES. THE DEBENTURES ARE SECURED BY A COLLATERAL MORTGAGE OVER PROPERTIES HELD AS INVESTMENTS.

6. SHARE CAPITAL

	September 30 2005	September 30 2004	December 31 2004
AUTHORIZED			
UNLIMITED NUMBER OF VOTING COMMON SHARES			
UNLIMITED NUMBER OF NON-VOTING COMMON SHARES			
ISSUED			
5,355,114 VOTING COMMON SHARES	$8,893,207	$6,494,847	$6,987,684

IN APRIL 2005, THE COMPANY COMPLETED A PRIVATE PLACEMENT RAISING PROCEEDS OF $1,407,984, AFTER DEDUCTING THE COSTS OF $92,016 IN CONNECTION WITH THE PRIVATE PLACEMENT. PURSUANT TO THE PRIVATE PLACEMENT, THE COMPANY ISSUED 999,996 UNITS OF COMMON SHARES AND COMMON SHARE PURCHASE WARRANTS AT $1.50 PER UNIT, WITH EACH UNIT COMPRISING ONE COMMON SHARE AND ONE COMMON SHARE PURCHASE WARRANT. EACH COMMON SHARE PURCHASE WARRANT IS EXERCISABLE AT $2.25 UP TO AND INCLUDING APRIL 30, 2006, OR, IF AND TO THE EXTENT NOT EXERCISED BY THAT DATE, AT $3.00 FROM MAY 1, 2006 UP TO AND INCLUDING APRIL 30, 2007. THE HOLD PERIOD FOR THE COMMON SHARE AND COMMON SHARE PURCHASE WARRANTS EXPIRES ON AUGUST 31, 2005.

ON SEPTEMBER 30, 2005, THE COMPANY COMPLETED A PRIVATE PLACEMENT RAISING PROCEEDS OF $497,539 AFTER DEDUCTING THE COSTS OF $2,461 IN CONNECTION WITH THE PRIVATE PLACEMENT. PURSUANT TO THE PRIVATE PLACEMENT, THE COMPANY WILL ISSUE 200,000 UNITS OF COMMON SHARES AND COMMON SHARE PURCHASE WARRANTS AT $2.50 PER UNIT, WITH EACH UNIT COMPRISING ONE COMMON SHARE AND ONE COMMON SHARE PURCHASE WARRANT. EACH COMMON SHARE PURCHASE WARRANT IS EXERCISABLE AT $3.00 UP TO AND INCLUDING SEPTEMBER 30, 2006, OR, IF AND TO THE EXTENT NOT EXERCISED BY THAT DATE, AT $3.50 FROM OCTOBER 1, 2006 UP TO AND INCLUDING SEPTEMBER 30, 2007. THE HOLD PERIOD FOR THE COMMON SHARE AND COMMON SHARE PURCHASE WARRANTS EXPIRES ON JANUARY 31, 2005. THE 200,000 COMMON SHARES TO BE ISSUED WERE REFLECTED AS ISSUED AS AT SEPTEMBER 30, 2005.

THE COMPANY HAS ISSUED STOCK OPTIONS OF 25,000 TO EACH OF ITS SIX DIRECTORS OR 150,000 IN THE AGGREGATE AT A PRICE OF $1.10 PER SHARE WHICH ARE EXERCISABLE AT ANY TIME DURING THE TWO YEAR PERIOD ENDING IN JULY 2007. IN ADDITION, THE COMPANY HAS GRANTED 350,000 STOCK OPTIONS TO ITS OFFICERS AT A PRICE OF $1.10 PER SHARE WHICH ARE EXCERCISABLE AT ANY TIME DURING THE TWO YEAR PERIOD ENDING IN JULY 2007, EXCEPT FOR 100,000 OPTIONS WHICH DO NOT VEST UNTIL JULY 2006. THE AVERAGE FAIR VALUE OF THE STOCK OPTIONS GRANTED DURING THE PERIOD AND WHICH ARE VESTED WERE VALUED AT $0.757 USING THE BLACK-SCHOLES MODEL FOR PRICING OPTIONS. THE FOLLOWING ASSUMPTIONS WERE USED: DIVIDEND YIELD OF 0%, EXPECTED VOLATILITY OF 140%, RISK-FREE INTEREST RATE OF 2.50 - 3.00% AND AN EXPECTED LIFE OF TWO YEARS.

THE COMPANY HAS 250,000 COMMON SHARE PURCHASE WARRANTS OUTSTANDING AS AT SEPTEMBER 30, 2005 EXERCISABLE AT $2.00 PER UNIT UP TO AND INCLUDING MAY 15, 2006.

7. LOSS PER SHARE

LOSS PER COMMON SHARE HAS BEEN CALCULATED ON THE BASIS OF THE WEIGHTED AVERAGE OF COMMON SHARES OUTSTANDING DURING THE PERIOD.

8. RELATED PARTY TRANSACTIONS

RELATED PARTY TRANSACTIONS ARE IN THE NORMAL COURSE OF OPERATIONS AND ARE MEASURED AT THE EXCHANGE VALUE (THE AMOUNT OF CONSIDERATION ESTABLISHED AND AGREED TO BY THE RELATED PARTIES), WHICH APPROXIMATES THE ARM'S LENGTH EQUIVALENT VALUE FOR THE SERVICES.

9. INCOME TAXES

THE COMPANY HAS NON-CAPITAL LOSSES AVAILABLE TO BE CARRIED FORWARD TO REDUCE FUTURE YEARS' TAXABLE INCOME.

THESE LOSSES, THE BENEFIT OF WHICH HAS NOT BEEN RECOGNIZED, EXPIRE AS FOLLOWS:

YEAR	FEDERAL	ONTARIO
2005	$325,000	$948,000
2006	56,000	56,000
2008	46,000	46,000
2009	17,000	17,000
2010	61,000	61,000
2014	62,000	62,000
2015	525,000	525,000
	$1,092,000	$1,715,000

10. COMPARATIVE FIGURES

CERTAIN COMPARATIVE FIGURES HAVE BEEN RECLASSIFIED TO CONFORM WITH THE CURRENT YEAR'S FINANCIAL STATEMENT PRESENTATION.

11. SUBSEQUENT EVENTS

IN OCTOBER 2005 THE COMPANY RENEWED THE $400,000 MORTGAGE FOR A FURTHER 90 DAY PERIOD TO MATURE IN JANUARY 2006 ON THE SAME TERMS AND CONDITIONS.

CORPORATE PROPERTIES LIMITED
Management's Discussion and Analysis
For The Nine Months Ended September 30, 2005

This amended and restated management discussion and analysis reflects the impact of the following changes and should be read in conjunction with the unaudited interim consolidated financial statements and notes to the unaudited interim consolidated financial statements.

Corporate Properties Limited (the "Company") has determined that certain revenue and expenses regarding its real estate properties held for development should have been capitalized instead of being charged to the Consolidated Statement of Operations. The net impact of the above adjustments was to increase the carrying value of the real estate assets by $3,563 and $108,083 and reduce the loss for the three months ended September 30, 2005 and nine months ended September 30, 2005 by $3,563 and $108,083 respectively. In addition, the Company recorded a non-cash charge of $302,880 of stock based compensation for stock options granted in the third quarter. The net impact of these adjustments were to increase the loss for the three months ended September 30, 2005 and nine months ended September 30, 2005 by $299,317 and $194,797 respectively.

Corporate Properties Limited (the "Company") was incorporated in 1962 and has been active in all phases of real estate investment. From time to time, the Company has also made strategic investments outside of the real estate areas when suitable opportunities became available. Through its subsidiaries, the Company has been focusing on acquiring investment properties in the District of Muskoka located in Ontario Canada and travel marketing.

The following discussion and analysis is based on Corporate Properties Limited consolidated financial statements including notes, prepared in accordance with Canadian generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Management bases estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. Management believes the accounting policies outlined in the Summary of Significant Accounting Policies section of its audited consolidated financial statements reflect its more significant judgments and estimates used in the preparation of its consolidated financial statements. The following discussion and analysis should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles for the year ended December 31, 2004.

CORPORATE PROPERTIES LIMITED
Management's Discussion And Analysis
For The Nine Months Ended September 30, 2005

This discussion includes assumptions made by management that involve certain risks and uncertainties. These assumptions should be given careful consideration and undue reliance should not be placed on these assumptions.

OVERVIEW

During the third quarter the Company continued with its architectural, engineering and survey plans in developing its other properties in Port Carling that were acquired during 2004. The Company also successfully negotiated the terms and conditions of $2.5 million of existing debt whereby the term was extended for two years with a conversion feature. In addition, the Company raised $0.5 million through a private placement. Finally, the Company launched in August 2005 its exclusive cruise loyalty program, SeaPoints.

RESULTS OF OPERATIONS

For the three months ended September 30, 2005, the Company reported a net loss of $544,512 or $0.11 per share as compared to a profit of $5,170 or $0.00 per share in the same period last year.

Revenue

During the third quarter of this year the Company recorded rental revenue of $203,876 versus rental revenue of $185,650 for the same period last year.

Expenses

Amortization expense of $70,363 has been taken on the income producing property for the three months ended September 30, 2005 compared to $61,338 for the same period last year. The increased amortization expense is primarily due to increased amortization on 125 Medora Street as a result of significant renovations made to the property following its purchase.

Mortgage interest was $190,457 for the third quarter of 2005 compared to mortgage interest of $104,538 for the same period in the previous year. The higher interest costs in 2005 are due to the Company having more properties in its portfolio in 2005 versus 2004 and borrowing costs incurred to fund the development of the properties.

Professional fees for the three months ended September 30, 2005 were $26,703 compared to $9,780 for the same period in 2004. This amount includes a monthly provision for the year end audit fees.

Administration expenses for the third quarter were $157,985 versus $4,824 for the third quarter of 2004. Included in the $157,985 was $34,038 in financing fees, $4,575 in management fees, $69,824 in loyalty program costs and the balance in general office expense.

Stock based compensation expense amounted to $302,880 in the third quarter as a result of 500,000 stock options granted to the Company's officers and directors at a price of $1.10 per share, of which 400,000 stock options vested immediately. The stock options were valued at $0.757 using the Black-Scholes model for pricing options.

LIQUIDITY AND CAPITAL RESOURCES

On September 30, 2005 the Company had total assets of $12,302,171 which included cash of $506,816, compared to total assets of $7,484,108 of which $19,376 was cash on September 30, 2004.

On September 30, 2005 total liabilities were $9,849,525 compared to $6,591,155 for the same period in 2004. Total liabilities include $6,412,216 in current and long term mortgages, $3,000,000 in convertible debentures and $437,309 in accounts payable and accrued liabilities.

The Company's net working capital position as of September 30, 2005 was a deficit of $1,439,092, compared to working capital deficit of $4,081,687 on June 30, 2005 and $6,541,779 on September 30, 2004. The working capital deficit at September 30, 2005 is a result of long term debt (mortgages) expiring over the next twelve month period. The $2,642,595 decrease in the working capital deficit in the third quarter of 2005 was primarily due to the Company in August 2005 converting $2,500,000 of existing second and third mortgages into two year mortgages with a conversion feature.

Cash used in operations was $81,958 during the third quarter of 2005 compared to cash provided from operations of $174,187 in the same quarter of the previous year. Cash used for real estate purchases and renovations was $194,188 for the third quarter of 2005 compared to $340,749 for the same period in 2004. The $194,188 primarily comprises $84,673 spent on the Greene Slate Inn development project and $62,251 spent on the 125 Medora Street project.

Financing activities provided $494,490 for the third quarter of 2005 versus $172,240 for the same quarter in 2004. The Company received $497,539 from a private placement of common shares in September 2005.

Until cash flows from operations are sufficient to sustain operations, the Company will require additional funding for operations. This funding will be raised through the sale and issuance of equity securities and the renegotiation of existing mortgages that will mature over the next twelve months. These funds will be used to finance ongoing construction costs associated with its investment properties and for general working capital.

RISKS AND UNCERTAINTIES

The Company is exposed to a variety of risk factors relative to the nature of its business. It is difficult to accurately predict future operating results as actual results may differ significantly from any forward-looking statements. Factors that may cause such differences include but are not limited to the following:

- Obtaining adequate and timely financing on terms that are acceptable
- Whether properties are successfully developed and the timing of such developments
- Costs and timing of products and services required associated with development activities
- Market acceptance of properties offered
- The cyclical nature of real estate market values
- Interest rate trends
- Ability to generate positive cash flow from operations
- Ability to retain and attract key management and other experienced personnel

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Roderick McDonald, Chief Financial Officer of Corporate Properties Limited, certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Corporate Properties Limited** (the issuer) for the interim period ending **September 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 17, 2007

Signature
Chief Financial Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Thomas Sheppard, the Chief Executive Officer of Corporate Properties Limited, certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Corporate Properties Limited** (the issuer) for the interim period ending **September 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 17, 2007

Signature
Chief Executive Officer

C:\Documents and Settings\shereen\Local Settings\Temporary Internet Files\OLK103\CEO-Certification of Interim Filings Amended - Sept 30-05.doc

SeaMiles Limited

Toronto, Ontario April 24, 2007: The Board of Directors of SeaMiles Limited (TSXV–SEE) is pleased to announce the following changes to the officers of the company:

- The new office position of Chairman was created and the directors appointed Steven Wise to this new role;

- Thomas M. Sheppard ceased to be the President, and was appointed as Secretary;

- Peter Rooney ceased to be the Secretary and Treasurer, but was appointed as President; and

- Roderick MacDonald continues as Chief Financial Officer, and was appointed as Treasurer

The TSX Venture Exchange has neither approved nor disapproved of this press release.

For further information contact Thomas Sheppard, Secretary of SeaMiles Limited at Telephone no. (416) 966-6885.

RECEIVED

2007 JUN 25 A 10:43

SEAMILES LIMITED

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

SEAMILES LIMITED, 488 Huron Street, Toronto, Ontario, M5R 2R3

Item 2. Date of Material Change

April 24, 2007.

Item 3. News Release

The Press Release was sent on April 24, 2007 via CCN Matthews—Toronto, Ontario.

Item 4. Summary of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 5. Full Description of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7. Omitted Information

No information has been omitted in respect of the material change.

Item 8. Executive Officer

Thomas Sheppard, Secretary 416-966-6885

Item 9. Date of Report

April 25, 2007.

SeaMiles Limited

Toronto, Ontario April 24, 2007: The Board of Directors of SeaMiles Limited (TSXV–SEE) is pleased to announce the following changes to the officers of the company:

- The new office position of Chairman was created and the directors appointed Steven Wise to this new role;

- Thomas M. Sheppard ceased to be the President, and was appointed as Secretary;

- Peter Rooney ceased to be the Secretary and Treasurer, but was appointed as President; and

- Roderick MacDonald continues as Chief Financial Officer, and was appointed as Treasurer

The TSX Venture Exchange has neither approved nor disapproved of this press release.

For further information contact Thomas Sheppard, Secretary of SeaMiles Limited at Telephone no. (416) 966-6885.

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: SEAMILES LIMITED

Fiscal year end date used to calculate capitalization: DECEMBER 31, 2006

Market value of listed or quoted securities: Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i)	**11,271,399**
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii)	**$3.064**
Market value of class or series	(i) x (ii) =	**$34,535,600** (A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		____ (B)
Market value of other securities: (See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		____ (C)
(Repeat for each class or series of securities)		____ (D)
Capitalization (Add market value of all classes and series of securities)	(A)+(B)+(C)+(D) =	**$34,535,600**
Participation fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		**$1,300**
New reporting issuer's reduced participation fee, if applicable (See section 2.6 of the Rule)		
Participation fee x Number of entire months remaining in the issuer's fiscal year / 12		____
Late Fee, if applicable (As determined under section 2.5 of the Rule)		

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Roderick MacDonald, the Chief Financial Officer of SeaMiles Limited, certify that:

1. I, have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SeaMiles Limited** (the issuer) for the period ending **December 31, 2006**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide a reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 27/2007

[signature]

Signature
Chief Financial Officer

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Peter Rooney, President and acting in the capacity of Chief Executive Officer of SeaMiles Limited, certify that:

1. I, have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SeaMiles Limited** (the issuer) for the period ending **December 31, 2006**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide a reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 27/2007

Signature

President and acting in the capacity of Chief Executive Officer

SEAMILES LIMITED

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of the Shareholders (the "Meeting") of SeaMiles Limited (the "Corporation") will be held at the Corporation's offices located at 555 Wilson Avenue, Toronto, Ontario on Friday, June 8, 2007 at the hour of 10:00 a.m. (Toronto time) for the following purposes:

(a) **TO RECEIVE** and consider the consolidated financial statements of the Corporation for the year ended December 31, 2006 and the report of the auditors thereon;

(b) **TO APPOINT** auditors for the Corporation and authorize the directors to fix their remuneration;

(c) **TO ELECT** directors;

(d) **TO RE-APPROVE** the Corporation's 2006 Rolling Stock Option Plan;

(e) **TO TRANSACT** such further and other business as may properly come before the meeting or any adjournment or adjournments thereof.

A Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must have deposited his duly executed form of proxy not later than 10:00 o'clock a.m. (Toronto time) on Wednesday, June 6, 2007 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays or holidays, preceding the time of such adjourned meeting, at the offices of Computershare Investor Services, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

DATED at Toronto, Ontario this 9th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

Peter Rooney, President

NOTE: Shareholders who are unable to be present personally at the Meeting are requested to sign and return (in the envelope provided for that purpose) the accompanying form of proxy for use at the Meeting.

SEAMILES LIMITED

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of the Shareholders (the "Meeting") of SeaMiles Limited (the "Corporation") will be held at the Corporation's offices located at 555 Wilson Avenue, Toronto, Ontario on Friday, June 8, 2007 at the hour of 10:00 a.m. (Toronto time) for the following purposes:

(a) **TO RECEIVE** and consider the consolidated financial statements of the Corporation for the year ended December 31, 2006 and the report of the auditors thereon;

(b) **TO APPOINT** auditors for the Corporation and authorize the directors to fix their remuneration;

(c) **TO ELECT** directors;

(d) **TO RE-APPROVE** the Corporation's 2006 Rolling Stock Option Plan;

(e) **TO TRANSACT** such further and other business as may properly come before the meeting or any adjournment or adjournments thereof.

A Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must have deposited his duly executed form of proxy not later than 10:00 o'clock a.m. (Toronto time) on Wednesday, June 6, 2007 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays or holidays, preceding the time of such adjourned meeting, at the offices of Computershare Investor Services, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

DATED at Toronto, Ontario this 9th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

Peter Rooney, President

NOTE: Shareholders who are unable to be present personally at the Meeting are requested to sign and return (in the envelope provided for that purpose) the accompanying form of proxy for use at the Meeting.

SEAMILES LIMITED

MANAGEMENT INFORMATION CIRCULAR

Annual and Special Meeting of Shareholders

This Management Information Circular is furnished in connection with the solicitation by the management ("Management") of SeaMiles Limited (the "Corporation") of proxies for use at the Annual and Special Meeting of Shareholders of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. Such meeting is hereinafter referred to as the "**Meeting**". The information contained herein is given as of the date hereof, except as otherwise noted. The address of the registered office of the Corporation is 488 Huron Street, Toronto, Ontario M5R 2R3.

SOLICITATION OF PROXIES

It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by employees of the Corporation or persons retained by the Corporation for that purpose. The cost of soliciting proxies for Management will be borne by the Corporation. The Corporation will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding this proxy material to beneficial owners of shares. In addition to solicitation by mail, certain officers, directors and employees of the Corporation may solicit proxies by telephone, telegraph or personally. These persons will receive no compensation for such solicitation other than their regular salaries.

MANNER IN WHICH PROXIES WILL BE VOTED

The shares represented by the accompanying form of proxy (if the same is properly executed in favor of Messrs. Peter Rooney and Thomas Sheppard, the management nominees, and received at the offices of Computershare Investor Services Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (the "**Transfer Agent**") not later than 10:00 a.m. (Toronto time) on June 6, 2007 (or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting)) will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be so called for and that, if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly, subject to Section 114 of the *Business Corporations Act* (Ontario). **In the absence of such a specification, such shares will be voted for such matter.**

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters that may properly come before the Meeting. At the date hereof, management of the Corporation knows of no such amendments, variations or other matters.

ALTERNATE PROXY

Each Shareholder has the right to appoint a person other than the persons named in the accompanying form of proxy, who need not be a Shareholder, to attend and act for him and on his behalf at the Meeting. Any Shareholder wishing to exercise such right may do so by inserting in the blank space provided in the accompanying form of proxy the name of the person whom such Shareholder wishes to appoint as proxy and by duly depositing such proxy, or by duly completing and depositing another proper form of proxy and depositing the same with the Transfer Agent at the address and within the time specified under "Manner In Which Proxies Will Be Voted" above.

REVOCABILITY OF PROXY

A Shareholder giving a proxy has the power to revoke it. Such revocation may be made by the Shareholder duly executing another form of proxy bearing a later date and duly depositing the same before the specified time, or may

be made by written instrument revoking such proxy executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited either at the head office of the Corporation, 488 Huron Street, Toronto, Ontario M5R 2R3 at any time up to and including 4:00 p.m. (Toronto time) on the last business day preceding the date of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. If such written instrument is deposited with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

ADVICE TO BENEFICIAL SHAREHOLDERS

The non-registered shareholders of the Corporation should review the information set forth in this section carefully. Shareholders who do not hold their shares in their own name (referred to in this Management Information Circular as "**Beneficial Shareholders**") should note that only proxies deposited by Shareholders who appear on the records maintained by the Corporation's Transfer Agent as registered holders of shares will be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, those shares will, in all likelihood, not be registered in the shareholder's name. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered in the name of CEDE & Co. (the registration name for The Depository Trust Company, which acts as nominee for many U.S. brokerage firms). Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

National Instrument 54-101 of the Canadian Securities Administrators requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the form of proxy provided directly to registered shareholders by the Corporation. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Proxy Services ("Broadridge") in Canada. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his or her broker (or an agent of such broker), a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the proxy form provided to them by their broker (or the broker's agent) and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or the broker's agent).

All references to Shareholders in this Management Information Circular and the accompanying form of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

Voting at the Meeting

Only Shareholders of the Corporation of record on May 4, 2007 (the "**Record Date**") will be entitled to vote at the Meeting in person or by proxy (subject, in the case of voting by proxy, to the timely deposit of his executed form of proxy as described herein), except to the extent that such holder has transferred any of his shares after the Record Date and the transferee of such shares demands, not later than 10 days before the Meeting, by written notice to the Corporation, that his name be included in the list to be prepared of the holders of the shares who are entitled to vote such shares at the Meeting and, either prior to the time of the Meeting or at the Meeting, such holder produces properly endorsed share certificates representing such transferred shares or otherwise establishes that he owns such transferred shares, in which case such transferee will be entitled to vote such shares at the Meeting.

Shareholders of the Corporation are entitled to one vote in respect of each Common Share held at such time.

As at the date hereof, 11,296,399 Common Shares of the Corporation are issued and outstanding.

Principal Shareholders

To the knowledge of Management of the Corporation, there are no persons who own beneficially or of record, directly or indirectly, or exercise control or direction over, voting shares of the Corporation carrying 10% or more of the voting rights attached to all voting shares of the Corporation except for Mr. Steven Wise. Mr. Steven Wise and his spouse own, directly and indirectly, 1,694,348 Common Shares of the Corporation representing 15.00% of the issued and outstanding Common Shares of the Corporation. In addition, a company owned by Mr. Steven Wise and his relatives owns $1,200,000 of the 10% convertible debt issued by the Corporation in April of 2006, which debt is convertible through April 30, 2008 at the rate of $3.00 per Common Share.

The information as to beneficial ownership of voting shares of the Corporation not being within the knowledge of the Corporation, the foregoing has been furnished by the above-mentioned shareholders.

As of the Record Date the directors and senior officers of the Corporation, as a group, owned beneficially or of record, directly or indirectly, or exercised control or direction over, approximately 2,872,996 Common Shares, representing approximately 25.43% of the issued and outstanding Common Shares.

STATEMENT OF EXECUTIVE COMPENSATION

		Annual Compensation			Long Term Compensation	
Name and Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation, Car Allowances and Operating Costs (Note 1)	Securities Under Options Granted (#)	All Other Compensation
Peter Rooney (2) President SeaMiles, LLC and Seapoints Inc.	2006 2005	$175,000 $ 86,692	Nil Nil		125,000 125,000	Nil Nil
Mike Vietri (3) Vice President Loyalty SeaMiles, LLC	2006 2005	$162,500 $ 75,000	Nil Nil		100,000 Nil	Nil Nil
Tom Armstrong (4) Vice President SeaMiles, LLC	2006 2005	$175,000 U.S. $ 70,000 U.S.	Nil Nil		50,000 100,000	Nil Nil
Thomas Sheppard (5) President	2006 2005	$93,750 Nil	Nil Nil		125,000 125,000	Nil Nil
Roderick MacDonald (6) Chief Financial Officer	2006 2005	$100,000 $ 62,500	Nil Nil		50,000 50,000	Nil Nil

NOTES:

(1) The aggregate amount of any such compensation is less than 10% of the total of the annual salary of such named executive officer.
(2) Mr. Rooney was employed by the Corporation May 19, 2005.
(3) Mr. Vietri joined the Corporation July 4, 2005.
(4) Mr. Armstrong joined the Corporation August 8, 2005.
(5) Mr. Sheppard began getting paid by the Corporation on May 16, 2006.
(6) Mr. MacDonald joined the Corporation May 17, 2005.

Other than the foregoing, the Corporation did not provide any remuneration to its directors or named executive officers during or in respect of the last completed financial year other than remuneration for legal services paid to Sheppard Shalinsky Brown (Practicing in Association), a law firm of whom Thomas Sheppard is a named partner. This law firm received $34,097 for professional fees during said year.

The Corporation has no pension or retirement plans.

Option Grants During the Fiscal Year Ended December 31, 2006

The following table sets forth the details of all options granted to the named executive officers of the Corporation during the fiscal year ended December 31, 2006.

Name	Securities Under Option (#)	% of Total Options Granted to Employees In Fiscal Year	Exercise or Base Price ($ / Security)	Market Value of Common Shares on Date of Grant ($ / Security)	Expiration Date
Thomas Sheppard	100,000 25,000	22.22% 5.56%	$3.50 $3.25	$3.50 $3.25	May 11, 2008 August 24, 2008
Peter Rooney	100,000 25,000	22.22% 5.56%	$3.50 $3.25	$3.50 $3.25	May 11, 2008 August 24, 2008
Rod MacDonald	50,000	11.11%	$3.50	$3.50	May 11, 2008
Tom Armstrong	50,000	11.11%	$3.50	$3.50	May 11, 2008
Mike Vietri	100,000	22.22%	$3.50	$3.50	May 11, 2008

Options Exercised During the Fiscal Year Ended December 31, 2006 and Year End Values

The following sets forth the details of all options exercised by the named executive officers during the fiscal year ended December 31, 2006.

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year End Exercisable / Unexercisable (#)	Value of Unexercised in-the-money Options at Fiscal Year End Exercisable / Unexercisable ($)
Thomas Sheppard	Nil	N/A	150,000 / Nil	$35,000 / Nil
Peter Rooney	Nil	N/A	250,000 / Nil	$175,000 / Nil
Rod MacDonald	Nil	N/A	50,000 / Nil	Nil / Nil
Tom Armstrong	Nil	N/A	150,000 / Nil	$140,000 / Nil
Mike Vietri	Nil	N/A	100,000 / Nil	Nil / Nil

Compensation to Directors

During the fiscal year ended December 31, 2006 directors of the Corporation were not paid fees for their services and did not receive any compensation in respect of their services as directors other than under the Corporation's stock option plan.

Stock Options

The Corporation recognizes the importance of the contributions of its directors, officers, employees and consultants to the success of the Corporation. The board of directors, in its discretion, has in the past and may in the future grant options to purchase Common Shares to directors, senior officers, key employees and consultants of the Corporation or its subsidiaries.

As at December 31, 2006, the Corporation had granted to certain of its directors, senior officers and consultants, and there were issued and outstanding, options to acquire 860,000 Common Shares, with a weighted average exercise price of $2.62 per Common Share. As at December 31, 2006, the Corporation had 267,410 Common Shares available for future issuance under its stock option plan. As of the date hereof, the Corporation had granted to certain of its directors, senior officers and consultants, and there were issued and outstanding, options to acquire 835,000 Common Shares. The following table sets forth certain information concerning outstanding options granted to the executive officers, directors and certain consultants of the Corporation as of the date hereof.

	Number of Option Shares	Date of Grant	Expiry Date	Exercise Price ($)	Market Value at Date of Grant ($)
Directors (3 persons) (6 persons)	75,000 150,000	July 8, 2005 August 24, 2006	July 8, 2007 August 24, 2008	$1.10 $3.25	$1.10 $3.25
Executive Officers (2 persons) (5 persons)	200,000 400,000	July 8, 2005 May 11, 2006	July 8, 2007 May 11, 2008	$1.10 $3.50	$1.10 $3.50
Former Executive Officers	N/A	N/A	N/A	N/A	N/A
Consultants (1 person)	10,000	May 11, 2006	May 11, 2008	$3.50	$3.50

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

The Corporation has made a loan to Tom Armstrong in the amount of US$75,000 bearing interest at 6% and due May 30, 2007. No other directors, officers or employees or former directors, officers or employees of the Corporation were indebted to the Corporation as of December 31, 2006 other than in respect of routine and incidental indebtedness of a non-material nature.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Corporation at any time since the beginning of its last completed financial year or any associate of any such director or officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, exceptt as disclosed in this Management Information Circular.

PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING

(1) PRESENTATION OF FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2006 and the report of the auditors thereon, will be presented to the Meeting.

(2) APPOINTMENT OF AUDITORS

In the absence of a specification made in the form of proxy, **the persons named in the enclosed form of proxy intend to vote for the appointment of Mintz & Partners LLP as auditors of the Corporation and to authorize the directors to fix their remuneration.** Mintz & Partners LLP were appointed as auditors of the Corporation on December 21, 2006.

BDO Dunwoody LLP were the auditors of the Corporation since November 24, 2004 and were asked by the Corporation to resign as auditors of the Corporation effective December 21, 2006. In this regard, in order to comply with National Instrument 51-102 – Continuous Disclosure Obligations, a copy of the Notice of Change of Auditors, the response letter of BDO Dunwoody LLP and the response letter of Mintz & Partners LLP are attached as Appendix "A" hereto.

(3) ELECTION OF DIRECTORS

A board of seven (7) directors shall be elected at the Meeting. In the absence of a specification made in the form of proxy, **the persons named in the enclosed form of proxy intend to vote to fix the number of directors at seven (7) and for the election of the nominees whose names are set forth below.** Management does not contemplate that any of the nominees will be unable to serve as a director, however, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting of Shareholders or until his or her successor is duly elected, unless his or her office is vacated earlier in accordance with the by-laws of the Corporation. The Corporation does not have an Executive Committee.

The following are the names of the persons proposed to be nominated for election as directors, all other positions or offices with the Corporation now held by them, the principal occupation of such persons at the present time, the year in which they became a director of the Corporation and the approximate number of Common Shares of the Corporation beneficially owned, directly or indirectly as at the date hereof.

NAME AND POSITION WITH CORPORATION	PRINCIPAL OCCUPATION	YEAR BECAME A DIRECTOR	NO. OF SHARES OWNED (1)
Thomas M. Sheppard Director, Secretary of the Corporation	Secretary of the Corporation since April 2007; President of the Corporation from September 2004 to April 2007. Partner in Sheppard Shalinsky Brown (Practicing in Association). Also, a Director of a number of corporations and non-profit organizations.	1997	375,000 **(2)**
Peter Rooney Director, President of the Corporation	President of the Corporation since April 2007. President of SeaPoints Inc. and SeaMiles, LLC, since May, 2005 and March, 2006, respectively, the Corporation's loyalty program divisions. President of TSG Technology Solutions Group Ltd. (technology company) since 2001. From 1999 to 2001 was Senior Vice President of Travelbyus.com.	2003	10,000 **(3)**
Martha Ham Director	Assistant Vice President of Swiss Re (re-insurance company) since 1993.	2004	Nil **(4)**

Ricardo Ferreira Director	Chief Operating Officer of Ascent Healthcare Solutions (medical company) since December 2005. Chief Operating Officer of Alliance Medical Corporation (medical company) from 1997 to December 2005.	2005	Nil **(5)**
Steven Wise Director, Chairman of the Corporation	Chairman of the Corporation since April 2007. Chairman and CEO of KRG Insurance Group (insurance broker) since 2000.	N/A	1,694,348 **(6)**
Stephen Miller Director	Principal, Managing Director and Co-President of Gordon Brothers Retail Partners (retail restructuring and asset management) since 2005. From 1995 to 2005, Principal and Managing Director of The Ozer Group (retail restructuring and asset management).	N/A	667,648 **(7)**
David Peress	Managing Director, Crystal Capital (special situations), since July 2006. From 2005 to 2006, Principal, X Roads Solutions Group (turnaround management consultant). From 2000 to 2005, Managing Director and General Counsel, The Ozer Group LLC (retail restructuring and asset management).	N/A	Nil

NOTES:

(1) The information as to shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2) Thomas Sheppard also owns 125,000 stock options to purchase common shares of the Corporation comprising 25,000 shares and 100,000 shares at exercise prices of $3.25 and $3.50 per share respectively.

(3) Peter Rooney also owns 250,000 stock options to purchase common shares of the Corporation comprising 125,000 shares, 100,000 shares and 25,000 shares at an exercise price of $1.10, $3.50 and $3.25 per share respectively.

(4) Martha Ham owns stock options to purchase 50,000 common shares of the Corporation comprising 25,000 shares and 25,000 shares at an exercise price of $1.10 and $3.25 per share respectively.

(5) Ricardo Ferreira owns stock options to purchase 50,000 common shares of the Corporation comprising 25,000 shares and 25,000 shares at an exercise price of $1.10 and $3.25 per share respectively.

(6) Includes 153,725 shares owned by Steven Wise's spouse. Steven Wise owns stock options to purchase 25,000 common shares of the Corporation at an exercise price of $3.25 per share.

(7) Includes 131,314 shares owned by Stephen Miller's spouse. Steven Miller owns stock options to purchase 25,000 common shares of the Corporation at an exercise price of $3.25 per share.

(4) APPROVAL OF 2006 ROLLING STOCK OPTION PLAN

In 2006, the directors of the Corporation adopted the 2006 Rolling Stock Option Plan (the "Plan") under Policy 4.4 of the TSX Venture Exchange (the "**Exchange**"), which Plan received shareholder and Exchange approval. Under Policy 4.4 of the Exchange, the Plan must receive shareholder and Exchange approval annually. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers.

The following is a summary of the principal terms of the Plan. The Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Corporation (and any subsidiary of the Corporation) and management company employees. For the purposes of the Plan, the terms "employees", "consultants" and "management company employees" have the meanings set out in Exchange Policy 4.4. In addition, the term "director" is defined in Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Plan, the Corporation's board of directors (the "**Board**") may, from time to time, designate a director or other senior officer or employee of the Corporation as administrator (the "**Administrator**") for the purposes of administering the Plan. Initially, the Administrator will be the Chief Financial Officer of the Corporation.

The maximum number of Common Shares that may be reserved and set aside for issuance under the Plan shall not exceed 10% of the issued and outstanding Common Shares of the Corporation from time to time (subject to standard anti-dilution adjustments) less any outstanding stock options from the 2005 Stock Option Plan, which currently amount to 275,000 stock options. If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of Common Shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;

(b) options may be exercisable for a maximum of five years from the date of grant;

(c) options to acquire no more than 5% of the issued shares of the Corporation may be granted to any one individual in any 12 month period;

(d) options to acquire no more than 2% of the issued shares of the Corporation may be granted to any one consultant in any 12 month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Corporation may be granted to an employee conducting Investor Relations Activities (as defined in Exchange Policy 1.1) in any 12 month period;

(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(g) options held by an option holder who is engaged in Investor Relations Activities must expire within 30 days after the option holder ceases to be employed by the Corporation to provide Investor Relations Activities; and

(h) in the event of an option holder's death, the option holder's personal representative may exercise any portion of the option holder's vested outstanding options for a

period of one year following the option holder's death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing Investor Relations Activities, which will vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

In addition, under the Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Corporation as a result of: (i) ceasing to meet the qualifications under the *Business Corporations Act* (Ontario): (ii) the passing of a special resolution by the shareholders; or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a Common Share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Corporation's Common Shares as of the date of the grant of the stock option (the "**Award Date**"). The market price of the Corporation's Common Shares for a particular Award Date will typically be the closing trading price of the Corporation's Common Shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Corporation and (b) options cannot be granted to employees, consultants or management employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common Shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder. The Corporation will not provide financial assistance to option holders to assist them in exercising their stock options.

To be effective, the resolution re-approving the Plan must receive the affirmative vote of a majority of the votes cast at the Meeting, other than votes attaching to Common Shares beneficially owned by the directors and officers of the Corporation and their associates. To the best of the Corporation's knowledge, as at the date hereof, directors, officers and their associates own approximately 2,872,996 Common Shares, representing approximately 25.43% of the issued and outstanding Common Shares. Accordingly, such persons will abstain from voting, and the remaining Shareholders will be asked to pass the resolution re-approving the Plan. **Attached as Appendix "B" to this Management Information Circular is the text of the proposed resolution to re-approve the 2006 Rolling Stock Option Plan.**

Proxies received in favour of Management will be voted in favour of the Re-Approval of the 2006 Rolling Stock Option Plan, unless the Shareholder has specified in the form of proxy that the shares are to be voted against in respect thereof.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Corporation has purchased for directors and officers liability insurance to protect its directors and officers as well as the directors and officers of its subsidiaries for the policy year ended July 15, 2007. This insurance provides

an annual maximum coverage of $1,000,000 to April 13, 2007 and $2,000,000 thereafter, at a premium cost of $35,000. There is a deductible of $100,000 in respect of any loss by the Corporation which is covered by this policy with the exception of a $250,000 deductible for securities claims.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

In April 2006, the Corporation raised $3,000,000 pursuant to a convertible debenture financing, of which $1,250,000 was raised from informed persons. A debenture in the aggregate principal amount of $1,200,000 was issued to Wise Management Inc., a Toronto company owned by Steven Wise, the Chairman of the Corporation, and his relatives, and a debenture in the aggregate principal amount of $50,000 was issued to Mr. Rod MacDonald, the Chief Financial Officer of the Corporation. The convertible debentures have a two year term due April 30, 2008, bear interest at 10% per annum and are convertible into common shares at the rate of $3.00 per share at the sole option of the lenders for the entire term expiring no later than April 30, 2008.

CORPORATE GOVERNANCE

The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of the Corporation's shareholders but that it also promotes effective decision making at the Board level.

Mandate of the Board

The Board has responsibility for the stewardship of the Corporation. In carrying out this mandate, the Board meets regularly and a broad range of matters are discussed and reviewed for approval. These matters include overall corporate plans and strategies, budgets, internal controls and management information systems, risk management as well as interim and annual financial and operating results. The Board is also responsible for the approval of all major transactions, including equity issuances, acquisitions and dispositions, as well as the Corporation's debt and borrowing policies. The Board strives to ensure that actions taken by management correspond closely with the objectives of the Board and the Corporation's shareholders.

The Board believes that it functions independently of management. To enhance its ability to act independently of management, the Board reviews its procedures on an ongoing basis to ensure that it can function independently of management. The Board meets, as required, without management present. When conflicts do arise, interested parties are precluded from voting on matters in which they may have an interest. In light of the suggestions contained in National Instrument 58-101, the Board intends to convene meetings of the independent directors, at which non-independent directors and members of management are not in attendance as may be deemed necessary.

Composition of the Board

The Board currently consists of 6 directors who provide a diversity of business experience. Of these directors, Messrs. Rooney, Wise and Sheppard are non-independent directors due to their positions as President, Chairman and Secretary of the Corporation, respectively. Messrs. Ferreira and Miller and Ms. Ham are considered independent within the meaning of National Instrument 58-101, as well as Mr. Peress, who is being nominated to the board.

The Corporation has three formal committees, an Audit Committee, a Compensation Committee and a Corporate Governance Committee. Working groups of directors as ad hoc committees may be formed as required to investigate business developments or other operational matters. The President consults with individual directors on an informal basis, usually weekly. Because there are only four senior executives of whom two are also directors, members of the Board of Directors often provide direct assistance and participate closely in operational and strategic decisions before they are submitted to the Board as a whole. In this regard, the Board is very much a "working board" in the sense that Board members are often directly involved in management issues. Management also prepares reports to the Board in respect of operations and matters which require pre-approval by the Board. All material items of a capital nature, as well as material expenditures, borrowings, annual financial statements and

shareholder communications, require Board pre-approval. The Audit Committee reviews all disclosure of financial information such as annual and interim financial statements and related press releases prior to dissemination.

The President reports to the Board on the Corporation's progress, comparing actual results to annual forecasts. Management is responsible for risk identification, risk management, succession planning, human resource management and public communication, under the overall direction of the President who reports to and accepts direction in these areas from the Board. The Board of Directors reviews the performance of the President informally on an ongoing basis. The Board, directly and through its Audit Committee, assesses the integrity of the Corporation's internal control and management information systems.

The Audit Committee was composed of Ms. Martha Ham and Messrs. Ricardo Ferreira and Steven Miller. The Compensation Committee was composed of Messrs. Ricardo Ferreira and Steven Wise and Ms. Martha Ham. The Corporate Governance Committee was composed of Messrs. Thomas Sheppard and Stephen Miller and Ms. Martha Ham.

The Board has not appointed a nominating committee to appoint and assess directors, nor has it implemented a formal process for assessing directors. Appointments to the Board of Directors are discussed by the Board as a whole with a view to reflecting the interest of shareholders and the needs of the Corporation. Assessments of directors are conducted in the same way. New directors are provided with an orientation program consisting of informal meetings with other Board members, management, the Corporation's legal counsel and/or auditors, depending upon the new directors' appointments and wishes. The Board considers that the current size of the Board is appropriate for the Corporation's size, complexity and stage of development.

AUDIT COMMITTEE

Multilateral Instrument 52-110-Audit Committees ("MI 52-110") requires the Corporation to disclose certain information concerning the constitution of the audit committee of the Board (the "Audit Committee") and its relationship with its independent auditor, as set forth below.

Charter

The Audit Committee is governed by its charter. A copy of the text of the Audit Committee's charter, established in accordance with MI 52-110, is included in Appendix "C" attached hereto.

Composition of the Audit Committee

The current members of the Audit Committee are Ms. Martha Ham and Messrs. Ricardo Ferreira and Steven Miller. Ms. Martha Ham is the Chairperson of the Audit Committee. Each member of the Audit Committee is "independent" and "financially literate" within the meaning of MI 52-110.

The Corporation is relying upon the exemption in Section 6.1 of MI 52-110 which provides that the Corporation, as a "venture issuer", is not required to comply with Part 5 (Reporting Obligations) of MI 52-110.

Education and Experience

Each member of the Audit Committee has acted as a director or officer of other public and/or private issuers in the past and as such have obtained experience in performing his or her responsibilities as a member of the Corporation's Audit Committee. As well, each member of the Audit Committee has experience in the preparation, analysis and/or evaluation of financial statements generally and an understanding of internal controls and procedures for financial reporting. Given the scope and nature of the Corporation's business and based on the foregoing, it is the Board's conclusion that each of the members of the Audit Committee has an understanding of the accounting principles used by the Corporation to prepare its financial statements, the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves and experience in evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements.

Pre-Approval Policies and Procedures

In the event that the Corporation wishes to retain the services of the Corporation's external auditors for tax compliance, tax advice, tax planning or other non-audit services, such services must be pre-approved by the Audit Committee.

Auditor Services Fees

The following chart summarizes the aggregate fees billed by the external auditors of the Corporation for professional services rendered to the Corporation during the financial years ended December 31, 2006 and December 31, 2005, for audit and non-audit related services:

Type of Work	Year Ended December 31, 2006	Year Ended December 31, 2005
Audit Fees (1)	$59,500	$57,000
Audit-Related Fees(2)	$Nil	$Nil
Tax Fees(3)	$Nil	$Nil
All Other Fees	$Nil	$Nil

Notes:

(1) Aggregate fees billed for the Corporation's annual financial statements and services normally provided by the auditor in connection with the Corporation's statutory and regulatory filings.

(2) Aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported as "Audit Fees".

(3) Aggregate fees billed for tax compliance, advice and tax planning.

TSX VENTURE EXCHANGE LISTING

The Common Shares are listed and posted for trading on the TSX Venture Exchange under the symbol "SEE".

GENERAL

Management knows of no matters to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting. If any matters which are not now known should properly come before the Meeting, the accompanying proxy instrument will be voted on such matters in accordance with the best judgment of the person voting it.

Additional information relating to the Corporation is available at **SEDAR** www.sedar.com. Copies of the Corporation's comparative financial statements for the year ended December 31, 2006 and Management's Discussion and Analysis are also available on Sedar or may be obtained by any person upon receipt of a request in writing to the Chief Financial Officer of the Corporation, 555 Wilson Avenue, Toronto, Ontario, M3H 5Y6. Such copies will be sent to any Shareholder without charge. Financial information with respect to the Corporation is provided in the Corporation's comparative financial statements and Management's Discussion and Analysis.

The contents and sending of this Management Information Circular have been approved by the Board of Directors of the Corporation.

By Order of the Board

Peter Rooney
President

Toronto, Ontario
May 9, 2007

APPENDIX "A"

CHANGE OF AUDITOR REPORTING PACKAGE

SeaMiles Limited

NOTICE OF CHANGE OF AUDITORS

Pursuant to National Instrument 51-102 (Part 4.11)

On December 21, 2006, at the request of the board of directors of SeaMiles Limited (the "**Company**"), BDO Dunwoody LLP (the **"Former Auditor")** submitted its resignation from the office of the auditor of the Company.

By a directors resolution dated December 21, 2006, the Company's board of directors appointed Mintz & Partners LLP (the **"Successor Auditor")** as the Company's auditor to hold office until the close of the next annual meeting of the shareholders of the Company.

The Company further reports that the period commencing at the beginning of the Company's two most recently completed financial years and ending on the date of the Former Auditor's resignation did not contain any reservations.

It is the Company's opinion that there have been no reportable events including disagreements, consultations or unresolved issues as defined in National Instrument 51-102 (Part 4.11) between the Company and Former Auditor.

DATED as of 21st day of December, 2006

SeaMiles Limited

Thomas K. Sheppard

President and Chief Executive Officer

BDO Dunwoody LLP
Chartered Accountants
and Advisors

Royal Bank Plaza
P.O. Box 32
Toronto Ontario Canada M5J 2J8
Telephone: (416) 865-0200
Telefax: (416) 865-0887

www.bdo.ca

December 21, 2006

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Autorité des marches financiers
- L'Agence nationale d'encadrement du secteur financier
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re: SeaMiles Limited (formerly Corporate Properties Limited)
Change of Auditor

We have read the notice of change of auditors of SeaMiles Limited dated December 21, 2006 and confirm our agreement, based on our knowledge at this date, with the information contained in that notice.

Yours very truly,

BDO Dunwoody LLP

Chartered Accountants
Toronto, Ontario

Mintz & Partners LLP

200 - 1 Concorde Gate
North York, ON M3C 4G4

T: 416.391.2900
F: 416.391.2748
Web site: www.mintz.ca.com

December 21, 2006

British Columbia Securities Commission
12th Floor, 701 West Georgia Street
P.O. Box 10142 Pacific Centre
Vancouver, BC V7Y 1L2

Deliver via email to:
tsheppard@ssbrlaw.com

Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto, ON M5H 3S8

Alberta Securities Commission
4th Floor, 300 5th Avenue SW
Calgary, AB T2P 3C4

Re: SeaMiles Limited

We have reviewed the Notice of Change of Auditor prepared pursuant to National Instrument 51-102 regarding the resignation of BDO Dunwoody LLP as auditors of SeaMiles Limited and our appointment as auditors commencing with the year ending December 31, 2006.

We confirm that we agree with the Notice and understand that BDO Dunwoody LLP has resigned as auditors and that there were no reservations in their opinion for the year ending December 31, 2005 nor were there any reportable events between BDO Dunwoody LLP and SeaMiles Limited.

Yours truly,

Mintz & Partners LLP

by: Elliott Jacobson, CA

APPENDIX "B"

"BE IT HEREBY RESOLVED AS AN ORDINARY RESOLUTION THAT:

(1) the stock option plan of SeaMiles Limited be re-approved; and

(2) any one director or officer of SeaMiles Limited be and is hereby authorized to execute and deliver, under corporate seal or otherwise, all such deeds, documents, instruments and assurances and to do all such acts and things as such person may deem necessary or desirable to give effect to the foregoing".

APPENDIX "C"

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I. PURPOSE

The audit committee (the "Audit Committee") is a committee of the board of directors (the "Board of Directors") of SeaMiles Limited (the "Corporation"). The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities relating to the financial accounting and reporting process and internal controls for the Corporation by:

- reviewing the financial reports and other financial information before such reports and other financial information is provided by the Corporation to any governmental body or the public;
- recommending the appointment and reviewing and appraising the audit efforts of the Corporation's external auditors and providing an open avenue of communication among the external auditors, financial and senior management and the Board of Directors;
- serving as an independent and objective party to monitor the Corporation's financial reporting process and internal controls, the Corporation's processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements; and
- encouraging continuous improvement of, and fostering adherence to, the Corporation's policies, procedures and practices at all levels.
- creating a culture of honesty and ethical behaviour; set the proper tone and emphasise fraud prevention.
- overseeing management, including monitoring that management establishes and maintains internal control to provide reasonable assurance regarding reliability of financial reporting.
- reporting to the board on members' views of the interim and annual financial statements, including the MD&A.
- deciding, at its discretion, whether or not to establish an internal audit function. If an internal audit function is not established by the Corporation, an assurance of how effective internal controls, processes and systems shall be provided.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Part III of this Charter. The Audit Committee's primary function is to assist the Board of Directors in fulfilling its responsibilities. It is, however, the Corporation's management which is responsible for preparing the Corporation's financial statements and it is the Corporation's external auditors who are responsible for auditing those financial statements.

II. COMPOSITION AND MEETINGS

The Audit Committee is to be comprised of such number of non-executive directors (but at least three), with sufficient financial literacy, as determined by the Board of Directors, all of whom must be "independent" directors (as such term is defined in Schedule "A"). All members of the Audit Committee must, to the satisfaction of the Board of Directors, be "financially literate" (as such term is defined in Schedule "A").

The members of the Audit Committee must be elected by the Board of Directors at the annual organizational meeting of the Board of Directors and serve until their successors are duly elected. Unless a Chairman is elected by the full Board of Directors, the members of the Audit Committee may designate a Chairman by majority vote of the full Audit Committee membership.

The Audit Committee is to meet at least four times annually (and more frequently if circumstances require). The Audit Committee is to meet prior to the filing of quarterly financial statements to review and discuss the unaudited financial results for the preceding quarter and the related management discussion & analysis ("MD&A") and is to meet prior to filing the annual audited financial statements and MD&A in order to review and discuss the audited financial results for the year and related MD&A.

As part of its role in fostering open communication, the Audit Committee should meet at least annually with management and the external auditors in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believe should be discussed privately.

The Audit Committee may request members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their oversight related duties, members of the Audit Committee are to be provided with full access to all corporate information and are to be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and external auditors of the Corporation.

A quorum for the transaction of business at any meeting of the Audit Committee is (the presence in person or by telephone or other communication equipment of) a simple majority of the total number of members of the Audit Committee or such greater number as the Audit Committee may by resolution determine. If within one hour of the time appointed for a meeting of the Audit Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, the quorum for the adjourned meeting will consist of the members then present.

Should a vacancy arise among the members of the Audit Committee, the remaining members of the Audit Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

Meetings of the Audit Committee are to be held from time to time at such place as the Audit Committee or the Chairman of the Audit Committee may determine, within or outside the Province of Ontario, upon not less than three days' prior notice to each of the members. Meetings of the Audit Committee may be held without three days' prior notice if all of the members entitled to vote at such meeting who do not attend, waive notice of the meeting and, for the purpose of such meeting, the presence of a member at such meeting shall constitute waiver on his or her part. The Chairman of the Audit Committee, any member of the Audit Committee, the Chairman of the Board of Directors, the Corporation's external auditors, or the Chief Executive Officer, Chief Financial Officer or Secretary of the Corporation is entitled to request that the Chairman of the Audit Committee call a meeting. A notice of the Audit Committee may be given verbally, in writing or by telephone, fax or other means of communication, and need not specify the purpose of the meeting.

The Audit Committee shall keep minutes of its meetings which shall be submitted to the Board of Directors. The Audit Committee may, from time to time, appoint any person who need not be a member, to act as secretary at any meeting.

All decisions of the Audit Committee will require the vote of a majority of its members present at a meeting at which quorum is present. Action of the Audit Committee may be taken by an instrument or instruments in writing signed by all of the members of the Audit Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Audit Committee called for such purpose. Such instruments in writing may be signed in counterparts each of which shall be deemed to be an original and all originals together shall be deemed to be one and the same instrument.

III. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Audit Committee shall:

Generally

1. Create an agenda for the ensuing year.

2. Review and update this Charter at least annually, prepare revisions to its provisions where conditions so dictate and submit such proposed revisions to the Board of Directors for approval.

3. Describe briefly in the Corporation's annual report and more fully in the Corporation's management information circular, if any, the Audit Committee's composition and responsibilities and how they were discharged, and otherwise assist management in providing the information required by applicable securities legislation.

4. Report periodically to the Board of Directors.

5. Conduct or authorize investigations into any matters within the Audit Committee's scope of responsibilities. The Audit Committee shall be empowered to retain and compensate independent counsel, accountants and other professionals to assist it in the performance of its duties as it deems necessary.

6. Perform any other activities consistent with this Charter, the Corporation's By-laws and governing law, as the Audit Committee or the Board of Directors deems necessary or appropriate.

Documents/Reports Review

7. Review the Corporation's interim and annual financial statements, results of audits as well as all interim and annual MD&A and interim and annual earnings press releases prior to their publication and/or filing with any governmental body, or the public.

8. Review policies and procedures with respect to directors' and senior officers' expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditors, based on terms of reference agreed upon by the external auditors and the Audit Committee.

9. Satisfy itself that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure addressed in paragraph 7 of this part, and periodically assess the adequacy of such procedures.

10. Review the audited annual financial statements to satisfy itself that they are presented in accordance with general accepted accounting principles.

11. Provide insight to related party transactions entered into by the Corporation.

External Auditors

12. Recommend to the Board of Directors the selection of the external auditors, considering independence and effectiveness, and approve the fees and other compensation to be paid to the external auditors. Instruct the external auditors that the Board of Directors, as the shareholders' representative, is the external auditors' client.

13. Monitor the relationship between management and the external auditors, including reviewing any management letters or other reports of the external auditors and discussing and resolving any material differences of opinion between management and the external auditors.

14. Review and discuss, on an annual basis, with the external auditors all significant relationships they have with the Corporation to determine their independence.

15. Pre-approve all audit and non-audit services to be provided to the Corporation or its subsidiaries by the external auditors.

16. Oversee the work and review the performance of the external auditors and approve any proposed discharge of the external auditors when circumstances warrant. Consider with management and the external auditors the rationale for employing accounting/auditing firms other than the principal external auditors.

17. Periodically consult with the external auditors out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the completeness and accuracy of the Corporation's financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

18. Ensure that the external auditors report directly to the Audit Committee, ensure that significant findings and recommendations made by the external auditors are received and discussed with the Audit Committee on a timely basis and arrange for the external auditors to be available to the Audit Committee and the full Board of Directors as needed.

19. Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the Corporation's external auditors.

Financial Reporting Processes

20. In consultation with the external auditors, review the integrity of the Corporation's financial reporting processes, both internal and external.

21. Consider the external auditors' judgments about the quality and appropriateness, not just the acceptability, of the Corporation's accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices.

22. Consider and approve, if appropriate, major changes to the Corporation's accounting principles and practices as suggested by management with the concurrence of the external auditors and ensure that management's reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

Process Improvement

23. Establish regular and separate systems of reporting to the Audit Committee by each of management and the external auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

24. Review the scope and plans of the external auditors' audit and reviews prior to the audit and reviews being conducted. The Audit Committee may authorize the external auditors to perform supplemental reviews or audits as the Audit Committee may deem desirable.

25. Following completion of the annual audit and quarterly reviews, review separately with management and the external auditors any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditors received during the course of the audit and reviews.

26. Review and resolve any significant disagreements between management and the external auditors in connection with the preparation of the financial statements.

27. Where there are significant unsettled issues, the Audit Committee is to assist in arriving at an agreed course of action for the resolution of such matters.

28. Review with the external auditors and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Audit Committee.

29. Review activities, organizational structure, and qualifications of the Corporation's Chief Financial Officer and staff in the financial reporting area and see to it that matters related to succession planning within the Corporation are raised for consideration to the full Board of Directors.

Ethical and Legal Compliance

30. Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

31. Review and update periodically a code of business conduct and ethics (the "Code of Conduct") and ensure that management has established a system to enforce the Code of Conduct. Review appropriateness of actions taken to ensure compliance with the Code of Conduct and to review the results of confirmations and violations thereof.

32. Review management's monitoring of the Corporation's systems in place to ensure that the Corporation's financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

33. Review, with the Corporation's counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the Corporation's financial statements.

Risk Management

34. Review management's program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage, and obtain the external auditors' opinion of management's assessment of significant financial risks facing the Corporation and how effectively such risks are being managed or controlled.

Review

35. The Audit Committee shall review its effectiveness periodically, through self-assessments or independent evaluations.

The foregoing list is not exhaustive. The Audit Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its responsibilities and duties.

Schedule "A"

Independence and Financial Literacy

Independence Requirement of Multilateral Instrument 52-110

Multilateral Instrument 52-110 - Audit Committees ("MI 52-110") provides, in effect, that a member of the Audit Committee is "independent" if that member has no direct or indirect material relationship with the Corporation which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member's independent judgment. MI 52-110 provides that the following individuals are considered to have a "material relationship" with the Corporation and, as such, would not be considered independent:

(a) an individual who is, or has been, an employee or executive officer of the Corporation, unless the prescribed period has elapsed since the end of the service or employment;

(b) an individual whose immediate family member is, or has been, an executive officer of the Corporation, unless the prescribed period has elapsed since the end of the service or employment;

(c) an individual who is, or has been, an affiliated entity of, a partner of, or employed by, a current or former internal or external auditor of the Corporation, unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended;

(d) an individual whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former internal or external auditor of the Corporation, unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended;

(e) an individual who is, or has been, or whose immediate family member is or has been, an executive officer of an entity if any of the Corporation's current executive officers serve on the entity's compensation committee, unless the prescribed period has elapsed since the end of the service or employment;

(f) an individual who

(i) has a relationship with the Corporation pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any committee of the Board of Directors, or as a part-time chair or vice-chair of the Board of Directors or any committee of the Board of Directors; or

(ii) receives, or whose immediate family member receives, more than Cdn$75,000 per year in direct compensation from the Corporation, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any committee of the Board of Directors, or as a part-time chair or vice-chair of the Board of Directors or any committee of the Board of Directors, unless the prescribed period since he or she ceased to receive more than Cdn$75,000 per year in such compensation; and

(g) an individual who is an affiliated entity of the Corporation or any of its subsidiary entities.

For purpose of the definition of "material relationship", the terms set out below shall have the following meanings:

"affiliated entity" - a person or company is considered to be an affiliated entity of another person or company if (a) one of them controls or is controlled by the other or if both persons or companies are controlled by the same person or company, or (b) the person or company is (i) both a director and an employee of an affiliated entity, or (ii) an executive officer, general partner or managing member of an affiliated entity. A person will not be considered to be an affiliated entity of the Corporation if the person (a) owns, directly or indirectly, 10% or less of any class of voting securities of the Corporation; and (b) is not an executive officer of the Corporation;

"company" - any corporation, incorporated association, incorporated syndicate or other incorporated organization;

"control" - the direct or indirect power to direct or cause the direction of the management and policies of a person or company, whether through ownership of voting securities or otherwise;

"executive officer" of an entity – means an individual who is (a) a chair of the entity; (b) a vice-chair of the entity; (c) the president of the entity; (d) a vice-president of the entity in charge of a principal business unit, division or function including sales, finance or production; (e) an officer of the entity or any of its subsidiary entities who performs a policy-making function in respect of the entity; or (f) any other individual who performs a policy-making function in respect of the entity;

"person" - an individual partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative;

"prescribed period" - means the shorter of: (a) the period commencing on March 30, 2004 and ending prior to the date the determination as to the independence of the individual by the Board of Directors is made; and (b) the three year period ending immediately prior to the date the determination as to the independence of the individual by the Board of Directors is made; and

"subsidiary entity" - a person or company is considered to be a subsidiary entity of another person or company if (a) it is controlled by (i) that other, or (ii) that other and one or more persons or companies each of which is controlled by that other, or (iii) two or more persons or companies, each of which is controlled by that other; or (b) it is a subsidiary entity of a person or company that is the other's subsidiary entity.

Financial Literacy

MI 52-110 provides that a director will be considered "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

SEAMILES LIMITED

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting of Shareholders to be held on June 8, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

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6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Eastern Time, on June 6, 2007.

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Appointment of Proxyholder

I/We being holder(s) of the Company hereby appoint: Peter Rooney, a Director of the Company, or failing this person, Thomas Sheppard, a Director of the Company

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Shareholders of SeaMiles Limited to be held at 555 Wilson Avenue, Toronto, Ontario on Friday, June 8, 2007 at 10:00 a.m. (Toronto Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. To Determine the Number of Directors

To determine the number of directors at seven (7)

For ☐ Against ☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Thomas Sheppard	☐	☐	02. Martha Ham	☐	☐	03. Peter Rooney	☐	☐
04. Ricardo Ferreira	☐	☐	05. Steven Wise	☐	☐	06. Stephen Miller	☐	☐
07. David Peress	☐	☐						

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3. Appointment of Auditors

To appoint Mintz & Partners LLP as Auditors of the Company and authorize the Directors to fix their remuneration

For ☐ Withhold ☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 2 7 0 4 3 A R 1 Y R T Q +

SEAMILES LIMITED
Management's Discussion and Analysis
of Financial Condition and Results of Operations
For the Three Months Ended March 31, 2007

Date: May 29, 2007

SeaMiles Limited (the "Company") is engaged in the business of cruise based loyalty rewards programs as well as the business of real estate development in the Muskoka region of Ontario. The Company's primary focus from a shareholder perspective is its cruise based loyalty program in the United States of America through its wholly owned subsidiary, SeaMiles, LLC ("SeaMiles"). In this regard, the management of the Company believes that more business opportunities to increase shareholder value lie in the Company's loyalty card division.

The following discussion and analysis is based on the Company's consolidated financial statements, including notes, for the three months ended March 31, 2007. These statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The preparation of these financial statements requires management to make assumptions and estimates that affect the amounts reported of assets and liabilities as of the date of the financial statements and the amounts reported as revenue and expenses during the reporting period. Management estimates and judgment are based on historical experience and other factors deemed to be reasonable under the circumstances. Actual future results may differ materially from these estimates under different assumptions or conditions. Management believes the accounting policies outlined in the Summary of Significant Accounting Policies section of its consolidated financial statements reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

This discussion includes assumptions made by management that involve certain risks and uncertainties. These assumptions should be given careful consideration and undue reliance should not be placed on these assumptions.

Overview

During the first quarter of 2007, the Company continued to place a great deal of emphasis on its affinity card program division by carrying on its strategic and operational initiatives that will position the Company for long term, sustainable growth.

The principal loyalty program asset is the Company's wholly owned subsidiary, SeaMiles, which the Company purchased effective March 29, 2006. SeaMiles maintains a long term strategic alliance with Carnival Cruise Lines ("Carnival"), which currently offers a co-branded Carnival/SeaMiles Master Card. The card offers a point accumulation program and redemption in use and continues to grow.

In November 2006, SeaMiles signed a long-term bank card marketing agreement with Chase Bank USA N.A, (Chase), the credit card division of JPMorgan Chase, which will allow for the expansion of the SeaMiles loyalty program. In early 2007, SeaMiles selected VISA as its payment credit card in connection with the Chase agreement under a Promotional Co-Branded Card Agreement it signed with Visa U.S.A. Inc.

SeaMiles' business partnerships with Chase and Visa enabled the Company to successfully launch the SeaMiles Visa Signature Rewards Card program in early 2007. Chase will issue this credit card which enables US consumers to earn for everyday spend, and much more, while redeeming on the cruise line of their choice through SeaMiles' unique redemption platform.

To further create value for its loyalty program members and to expand its commercial partnerships, SeaMiles will launch the SeaMiles Designated Travel Agent program in June 2007. Members will earn bonus points when they book their cruise vacation with a SeaMiles designated travel agency. Travel agency partners will benefit from the potential increase in sales volume and customer retention rate.

The Company continues to grow its SeaPoints program offered exclusively to Canadians through its wholly-owned subsidiary SeaPoints Inc. This program has been successful in its limited marketing efforts to date with over 6,600 members as at March 31, 2007. SeaPoints is positioned to launch a credit card in Canada, which would significantly enhance its SeaPoints program.

Overall, the cruising industry has been a steadily growing segment of the travel business for the past 30 years. According to the Cruise Lines International Association (CLIA), more than 12.1 million passengers cruised in 2006 with approximately 10.18 million of the passengers originating from North America. For 2007, the CLIA has forecasted 12.62 million cruise passengers, an increase of over half a million passengers from the previous year, with 10.6 million of those passengers originating from North America. Many more potential cruisers have indicated in surveys that they intend to take a cruise vacation in the near future. The industry continues to add additional capacity to meet continuously increasing demand. The SeaMiles/SeaPoints programs will help past and future potential cruise passengers earn free cruises and discounts within the travel industry.

The Company continues to develop its Muskoka properties. Construction on Phase 1 of the Greene Slate Inn is 80% complete. Management has completed a redesign of Phase 2 of the project for the purpose of providing a more cost effective design in compliance with the existing zoning by-laws. The Ports project received approval from the Council of the Corporation of the Township of Muskoka Lakes on February 20, 2007 to develop a mixed use retail/residential/office development that would consist of 8,800 square feet of retail space, 1,600 square feet of office space and nine dwelling units, five of which will be located above boathouses and four of which will be located above the retail. In order to facilitate this development the Company purchased from the

Ministry of Natural Resources the bed of the adjacent river bed in the area that will include five dwelling units above their respective boathouses. Council's approval was appealed to the Ontario Municipal Board by the adjoining property owners, however, a tentative resolution has been negotiated with the appellant that would result in their appeal being abandoned within thirty days.

On the real estate side, the Company's goal is to maximize the profitability of all its real estate holdings and reinvest the profits into its loyalty program. The Company does not plan to acquire any additional real estate as it will focus all its efforts and resources on its core loyalty program.

As the Company operates in two different industry segments, the Company has provided segmented reporting for its loyalty program and real estate divisions.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of all subsidiaries with inter-company transactions and balances eliminated on consolidation. All of the Company's subsidiaries are wholly-owned and are considered to be fully-integrated operations.

Revenue Recognition

Revenue from the SeaMiles loyalty program is derived from the sale of a MasterCard to its members, from the sale of SeaMiles through MasterCard purchases, breakage and interest on its escrow account. Revenue from the sale of SeaMiles are recorded net of costs, in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), "Reporting Revenue Gross as a Principal Versus Net as an Agent," when the collection of the sales proceeds is reasonably assured and other material conditions of the exchange are met. Gross proceeds received on the resale of SeaMiles net of the commissions earned, are included in deposits in the consolidated balance sheet until remitted. Breakage represents the estimated SeaMiles that are not expected to be redeemed by members. Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The current breakage factor is 17%. Changes in the breakage factor are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used. Breakage is recognized rateably over a period of 30 months, the estimated life of a SeaMile.

Revenue from rental income is recognized on a straight-line basis over the term of the rental agreement.

Foreign Currency Translation

Monetary assets and liabilities are translated at currency exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average rates prevailing during the year. Translation gains and losses for the year are reflected in the statement of operations.

Escrow Bank Account

In conjunction with the sale of SeaMiles and SeaPoints, the Company has established a redemption reserve to fund redemptions. The amount to be held in the reserve, as well as the types of securities it may be invested in, are based on policies established by management, which will be reviewed periodically.

Deferred Costs

Financing costs related to the issue of debt securities are deferred and amortized over the term of the debt.

Property Held for Development

Property held for development includes properties held for future development. The Company capitalized all costs relating to the acquisition, development and construction of these properties. The Company reduces the cost of the property held for development for any ancillary revenues earned.

Trademarks

The Company capitalizes all trademark application costs. The trademarks have been determined to have an indefinite life. If the trademark applications are not renewed or abandoned, they will be charged to operations immediately.

Income Producing Properties

Land is recorded at cost which includes development and carrying costs. Other income producing properties are stated at cost less accumulated amortization. Amortization

based on the estimated useful life of the asset is calculated on a diminishing balance basis as follows:

- Building – 4%
- Furniture and fixtures – 20%
- Paving – 8%

Impairment of Long-Lived Assets

The Company reviews long-lived assets such as property, equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

Stock-Based Compensation

The Company grants stock options to officers, directors, employees and consultants pursuant to a stock option plan. The Company accounts for the stock-based compensation using the fair value as at the grant date. Under this method, compensation expense related to option grants is recorded in the consolidated statement of operations over the vesting period of the options. The compensation expense amount is based on the fair value of the option as estimated using the Black-Scholes option pricing model. The assumptions used in calculating the value of the stock options include management's best estimate, as of the date of grant, of the expected share price volatility over the term of the stock option and expected option life. As such, the amounts reported as compensation expense are subject to measurement uncertainty as the expense amount may vary significantly based on the assumptions used.

Income Taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are realized.

Income (loss) per Share

Income (loss) per share is calculated based on the weighted average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options.

Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments and their carrying values approximate fair values.

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from management's best estimates as additional information becomes available in the future.

RESULTS OF OPERATIONS

For the three months ended March 31, 2007, the Company reported net income of $6,531 or $0.00 per share compared to a net loss of $370,487 or $0.06 per share for the same period in the previous year. The net income was comprised of $283,369 from the loyalty card division, offset by a net loss of $433 from real estate and $276,405 in corporate expenses. Corporate expenses include fees paid for management and professional services to support the ongoing strategic and operational activities of the Company and its subsidiaries.

Revenue

For the first quarter ended March 31, 2007, the Company reported total net revenue of $2,805,884 compared to $200,804 for the first quarter in 2006. As the Company disposed all of its income producing properties during the fourth quarter of 2006, there was no rental revenue for the period compared to $155,750 the previous year. Revenue for the quarter was derived from the loyalty program division in the amount of $2,805,884 compared to revenue reported for this segment of $45,054 for the same period last year. The $2,760,830 increase in loyalty program revenue is mainly related to the acquisition of SeaMiles on March 29, 2006.

Expenses

Total expenses for the three months ended March 31, 2007 were $2,799,353 compared to $571,291 for 2006. The expenses for 2007 are comprised of $433 related to real estate versus $320,799 in 2006, $2,522,515 related to the loyalty program versus $98,461 in the previous year and $276,405 in corporate expenses versus $152,031 in 2006.

Expenses related to the loyalty program excluding amortization, interest and bank charges amounted to $2,511,851 for the period, versus $94,669 last year. The current period's increase of $2,417,182 over the previous year is mainly due to the acquisition of SeaMiles on March 29, 2006.

Management fees were nil for the first quarter of 2007 compared to $45,000 last year. The decrease in fees is due to the addition of permanent resources to support head office activity which is now reflected as a selling, general and administrative expense.

Selling, general and administrative expenses increased to $163,766 versus $81,252 last year. This increase is due to the increase in resources required to support head office activity.

Interest on long-term debt for the three months ended March 31, 2007 was $83,999 compared to $169,052 for the same period in 2006. The decrease of $85,053 is primarily due to the disposal of the Company's income producing real estate properties in 2006 which reduced the amount of interest costs for the real estate segment.

Bank charges and interest expense was $24,036 for 2007 versus $61,432 in 2006. The decrease of $37,396 is mainly attributed to the improvement in the Company's working capital position after March 31, 2006.

Amortization expense on the Company's equipment for 2007 was $8,201 versus $2,965 in 2006. The increase of $5,236 is mainly comprised of SeaMiles' portion of equipment amortization, of which there was nothing reported last year.

The amortization of deferred costs for 2007 was $7,500 compared to $21,142 in 2006. This primarily relates to financing costs incurred for the issuing of debt securities which are capitalized and amortized over the term of the debt.

There are no expenses related to income producing properties for the period, as all income producing properties were disposed of in 2006, compared to $12,102 in 2006.

For the quarter ended March 31, 2007, amortization expense on income producing real estate was nil compared to $83,677. The decrease of $83,677 is related to the disposal of the Company's income producing real estate during the fourth quarter of 2006.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2007, the Company had total assets of $31,117,371 compared to total assets of $28,715,942 as at December 31, 2006. The increase in assets by $2,401,429 is mainly related to the loyalty card division where there was an increase in funds held in the escrow account and accounts receivable. The company had $301,969 in cash compared to $276,582 on December 31, 2006. As at March 31, 2007, the Company held funds in an escrow bank account totaling $14,415,533. The funds in the account will be used to primarily fund future point redemptions made by members of the SeaMiles loyalty program for cruise rewards.

As at March 31, 2007, the Company had total liabilities of $24,277,220 versus total liabilities of $21,882,322 on December 31, 2006. Total liabilities include $3,000,000 in convertible debt ($3,000,000 at December 31, 2006) and current and long term debt of $3,528,000 ($3,582,882 at December 31, 2006).

The Company's net working capital as at March 31, 2007 was a deficit of $1,883,435 compared to a deficit of $693,869 as at December 31, 2006. The increase is primarily due to the mortgage of $1,000,000 due January 2008 moving from long term debt to current liabilities.

The Company's long-term debt, including the current portion, as of March 31, 2007 was $3,528,000 compared to $3,582,882 at December 31, 2006. The decrease of $54,882 is primarily due to the Company making payments to reduce the current portion of its long-term debt.

As at March 31, 2007, the Company had $3 million in convertible debt which is unchanged from December 31, 2006. The $3 million in convertible debentures was issued in April 2006 and has a two year term, bearing interest at a coupon rate of 10%, payable monthly. The debentures are convertible into common shares at the rate of $3.00 per share at the sole option of the lenders for the entire term expiring no later than April 30, 2008. If all of the current debentures are converted, it will result in the issuance of 1,000,000 common shares. The debentures are secured by a general security agreement and mature on April 30, 2008.

Share capital of $16,585,047 was unchanged from December 31, 2006 to March 31, 2007.

At March 31, 2007, the Company had the following issued and outstanding common shares and common share purchase warrants:

	Number of		$	
	Voting Common Shares	Common Share Purchase Warrants	Voting Common Shares	Equity Component of Convertible Debt
Balance	11,271,399	612,498	$16,585,047	$ -

The terms of the outstanding common share purchase warrants are as follows:

Warrants	Exercise Price	Expiry Date
412,498	$3.00	April 30, 2007
200,000	$3.50	September 30, 2007
612,498		

The Company had the following stock options to its officers, directors and certain consultants outstanding as at March 31, 2007:

Date of Grant	Stock Options (#)	Exercise Price	Expiry Date
July 8, 2005	300,000	$1.10	July 8, 2007
May 12, 2006	410,000	$3.50	May 12, 2008
August 24, 2006	150,000	$3.25	August 24, 2008
	860,000		

The fair value of stock options granted were based on the Black-Scholes model for pricing options.

Cash provided from operations was $191,896 for the three months ended March 31, 2007 compared to $468,435 for the same period in 2006. The decrease in cash is primarily attributed to an increase in the Company's accounts receivable balance and a decrease in the Company's accounts payable balance, partially offset by improved operating results in 2007 versus 2006.

FINANCIAL INSTRUMENTS

The Company's financial instruments involve mortgages payable which are secured against property of the Company and convertible debentures. The risks associated with the mortgages payable is that interest rates could rise, making it more expensive to borrow money against the various properties, and cyclical changes in the real estate market. The convertible debentures are also subject to the risk of interest rates rising. The Company is not exposed to any significant interest risks and their carrying values approximate their fair values.

RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange value (the amount of consideration established and agreed to by the related parties), which approximates the arm's length equivalent for the services.

SUBSEQUENT EVENTS

On April 30, 2007, 412,498 warrants of the Company expired.

Subsequent to March 31, the Company paid off the mortgage on its property maturing April 29, 2007.

RISKS AND UNCERTAINTIES

The Company is exposed to a variety of risk factors relative to the nature of its business. It is difficult to accurately predict future operating results as actual results may differ significantly from any forward-looking statements. Factors that may cause such differences include but are not limited to the following:

- Obtaining adequate and timely financing on terms that are acceptable
- Whether properties are successfully developed and the timing of such developments
- Obtaining municipal approval for its development projects
- Costs and timing of products and services required associated with development activities
- Market acceptance of properties offered
- The cyclical nature of real estate market values
- Interest rate trends
- Circumstances that are beyond the control of the travel industry such as acts of terrorism or severe climate changes
- Competition in the cruise card loyalty business
- Ability to generate positive cash flow from operations
- Ability to retain and attract key management and other experienced personnel

DISCLOSURE CONTROLS AND PROCEDURES

As at the quarter ended March 31, 2007, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the President and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the President and the Chief Financial Officer concluded that the design and operations of these disclosure controls and procedures were effective as at March 31, 2007 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

SeaMiles Limited

Consolidated Financial Statements
March 31, 2007
(Unaudited)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2007.

SeaMiles Limited
Consolidated Financial Statements
March 31, 2007
(Unaudited)

Contents

SeaMiles Limited
Consolidated Balance Sheets
Unaudited
(In Canadian Dollars)

	March 31 2007	December 31 2006
Assets		
Current		
Cash	$301,969	$276,582
Accounts receivable	2,301,530	1,890,062
Deposits and prepaid expenses	1,505,665	1,463,189
Escrow bank account (Note 1)	14,415,533	12,638,637
	18,524,697	16,268,470
Deferred costs (Note 2)	24,333	24,333
Property held for development (Note 3)	5,482,425	5,382,438
Equipment (Note 4)	192,416	160,799
Trademarks	6,893,500	6,879,902
	$31,117,371	$28,715,942
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$2,810,577	$2,240,108
Due to related parties	306,744	256,281
Notes payable	129,328	130,515
Current portion of mortgages payable (Note 5)	2,507,723	1,509,085
Current portion of other long-term debt (Note 6)	151,189	153,814
Deposits	14,502,571	12,672,536
	20,408,132	16,962,339
Mortgages payable (Note 5)	-	1,000,000
Other long-term debt (Note 6)	869,088	919,983
Convertible debentures (Note 7)	3,000,000	3,000,000
	24,277,220	21,882,322
Shareholders' equity		
Share capital (Note 8)	16,585,047	16,585,047
Contributed surplus	869,385	869,385
Deficit	(10,614,281)	(10,620,812)
	6,840,151	6,833,620
	$31,117,371	$28,715,942

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Consolidated Statements of Deficit
Unaudited
(In Canadian Dollars)

For the three months ended March 31	2007	2006
Deficit, beginning of period	**($10,620,812)**	($7,176,441)
Net income (loss) for the period	**6,531**	(370,487)
Deficit, end of period	**($10,614,281)**	($7,546,928)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Consolidated Statements of Operations
Unaudited
(in Canadian Dollars)

For the three months ended March 31	2007	2006
Revenue		
Loyalty program revenue	**$2,805,884**	$45,054
Rental income	-	155,750
	2,805,884	200,804
Expenses		
Loyalty program	**2,511,851**	94,669
Management fees	-	45,000
Selling, general and administrative	**163,766**	81,252
Interest on long-term debt	**83,999**	169,052
Bank charges and interest	**24,036**	61,432
Amortization of equipment	**8,201**	2,965
Amortization of deferred costs	**7,500**	21,142
Income producing properties	-	12,102
Amortization of income producing properties	-	83,677
	2,799,353	571,291
Net income (loss) for the period	**$6,531**	($370,487)
Income (loss) per share (Note 9)	**$0.00**	($0.06)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Consolidated Statements of Cash Flows
Unaudited
(in Canadian Dollars)

For the three months ended March 31	2007	2006
Cash provided by (used in)		
Operating activities		
Net income (loss) for the period	**$6,531**	($370,487)
Items not affecting cash		
Amortization of income producing properties	-	83,677
Amortization of deferred costs	**7,500**	21,142
Amortization of equipment	**8,201**	2,965
Changes in non-cash operating assets and liabilities		
Accounts receivable	**(411,468)**	102,831
Deposits and prepaid expenses	**(42,476)**	41,136
Accounts payable and accrued liabilities	**570,469**	521,928
Escrow bank account	**(1,776,896)**	-
Deposits	**1,830,035**	65,243
	191,896	468,435
Investing activities		
Additions to income producing properties	-	(6,617)
Proceeds on sale of income producing properties	-	-
Additions to property held for development	**(99,987)**	(619,792)
Purchase of equipment	**(39,818)**	(745)
Purchase of trademarks	**(13,598)**	-
Loan receivable	-	398,419
Acquisition of Seamiles	-	(5,087,727)
	(153,403)	(5,316,462)
Financing activities		
Proceeds from mortgages payable	-	1,750,000
Repayment of mortgages payable	**(1,362)**	(328,933)
Payment to related parties	**50,463**	3,630,164
Proceeds from issue of share capital	-	145,569
Deferred costs	**(7,500)**	(110,967)
Repayment of other long-term debt	**(53,520)**	-
Notes payable	**(1,187)**	-
	(13,106)	5,085,833
Increase in cash during the period	**25,387**	237,806
Cash (bank indebtedness), beginning of period	**276,582**	(2,461)
Cash, end of period	**$301,969**	$235,345
Supplementary cash flow information		
Interest paid	**$119,378**	$229,621

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Summary of Significant Accounting Policies
March 31, 2007
Unaudited
(In Canadian Dollars)

Nature of Business

The Company is engaged in the cruise based loyalty program in both the United States of America and Canada through its SeaMiles and SeaPoints programs respectively and real estate and resort development in the Muskoka region in Ontario, Canada. The SeaMiles and SeaPoints programs provide its commercial partners with loyalty marketing services and offers its members the ability to accumulate SeaMiles and SeaPoints respectively through its partner network. Accumulated SeaMiles and SeaPoints may be redeemed for cruise travel rewards from the Company's wholly-owned subsidiary Seamiles, LLC ("Seamiles") and OVS in the United States and from Encore Cruises in Canada.

Basis of Consolidation

The consolidated financial statements include the accounts of all subsidiaries with inter-company transactions and balances eliminated on consolidation. All of the Company's subsidiaries are wholly-owned and are considered to be fully-integrated operations.

Revenue Recognition

Revenue from the SeaMiles loyalty program is derived from the sale of a MasterCard to its members, from the sale of SeaMiles through MasterCard purchases, breakage and interest on its escrow account. Revenue from the sale of SeaMiles are recorded net of costs, in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), "Reporting Revenue Gross as a Principal Versus Net as an Agent," when the collection of the sales proceeds is reasonably assured and other material conditions of the exchange are met. Gross proceeds received on the resale of SeaMiles net of the commissions earned, are included in deposits in the attached consolidated balance sheet until remitted. Breakage represents the estimated SeaMiles that are not expected to be redeemed by members. Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The current breakage factor is 17%. Changes in the breakage factor are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used. Breakage is recognized rateably over a period of 30 months, the estimated life of a SeaMile.

Revenue from rental income is recognized on a straight-line basis over the term of the rental agreement.

Foreign Currency Translation

Monetary assets and liabilities are translated at currency exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average rates prevailing during the year. Translation gains and losses for the year are reflected in the statement of operations.

Cash

Cash consists of cash in bank accounts.

Escrow Bank Account

In conjunction with the sale of SeaMiles and SeaPoints, the Company has established a redemption reserve to fund redemptions. The amount to be held in the reserve, as well as the types of securities it may be invested in, are based on policies established by management, which will be reviewed periodically.

Deferred Costs

Financing costs related to the issue of debt securities are deferred and amortized over the term of the debt.

Property Held for Development

Property held for development includes properties held for future development. The Company capitalizes all costs relating to the acquisition, development and construction of these properties. The Company reduces the cost of the property held for development for any ancillary revenues earned.

Equipment

Equipment is stated at cost less accumulated amortization. Amortization based on the estimated useful life of the asset is calculated as follows:

Computer equipment:	20% diminishing balance basis
Furniture and fixtures:	20% diminishing balance basis
Leasehold improvements:	amortized over the term of the lease
Website development:	30% diminishing balance basis

Trademarks

The Company capitalizes all trademark application costs. The trademarks have been determined to have an indefinite life. If the trademark applications are not renewed or abandoned, they will be charged to operations immediately.

Income Producing Properties

Land is recorded at cost which includes development and carrying costs. Other income producing properties are stated at cost less accumulated amortization. Amortization based on the estimated useful life of the asset is calculated as follows:

Building:	4% diminishing balance basis
Furniture and fixtures:	20% diminishing balance basis
Paving:	8% diminishing balance basis

Impairment of Long-Lived Assets

The Company reviews long-lived assets such as property, equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

Stock-Based Compensation

The Company grants stock options to officers, directors, employees and consultants pursuant to a stock option plan. The Company accounts for the stock-based compensation using the fair value as at the grant date. Under this method, compensation expense related to option grants is recorded in the consolidated statement of operations over the vesting period of the options. The compensation expense amount is based on the fair value of the option as estimated using the Black-Scholes option pricing model. The assumptions used in calculating the value of the stock options include management's best estimate, as of the date of grant, of the expected share price volatility over the term of the stock option and expected option life. As such, the amounts reported as compensation expense are subject to measurement uncertainty as the expense amount may vary significantly based on the assumptions used.

Income Taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are realized.

Income(loss) per Share

Income(loss) per share is calculated based on the weighted average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options.

Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments and their carrying values approximate fair values.

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from management's best estimates as additional information becomes available in the future.

(In Canadian Dollars)

1. Escrow Bank Account

The escrow bank account consists of funds invested in a U.S. money market fund comprising a portfolio of high quality U.S. treasury securities maturing in 180 days or less.

2. Deferred Costs

	March 31 2007	December 31 2006
Deferred costs	**$50,000**	$40,000
Accumulated amortization	**(25,667)**	(15,667)
	$24,333	$24,333

3. Property Held for Development

During the three months ended March 31, 2007, interest of $42,123 (2006 - $42,178) and financing costs of $2,500 (2006 - $1,667) was capitalized to property held for development.

4. Equipment

	Cost	Accumulated Amortization	March 31 2007 Net Book Value	December 31 2006 Net Book Value
Computer equipment	**$48,788**	**$25,520**	**$23,268**	$ 22,920
Furniture and fixtures	**23,935**	**2,693**	**21,242**	16,927
Leasehold improvements	**75,507**	**4,708**	**70,799**	66,446
Website development	**114,654**	**37,547**	**77,107**	54,506
	$262,884	**$70,468**	**$192,416**	$160,799

(in Canadian Dollars)

5. Mortgages Payable

	March 31 2007	December 31 2006
Prime, due November 2007, monthly payments of $508 principal and interest, secured by a mortgage on land	**$75,155**	$75,828
10%, due January 2008, interest only, monthly, secured by a mortgage on land	**1,000,000**	1,000,000
10%, due November 2007, interest only, monthly, secured by a mortgage on land	**487,500**	487,500
8.5%, due April 2007, monthly payments of $1,591 principal and interest, secured by a mortgage on land	**195,068**	195,757
12%, due October 2007, interest only, monthly, secured by a second mortgage on land	**750,000**	750,000
	2,507,723	2,509,085
Less: Current portion	**2,507,723**	1,509,085
	$0	$1,000,000

Principal repayments for the next two years are as follows:

Current portion	**$2,507,723**
thereafter	-
	$2,507,723

The fair value of the mortgages payable is approximately $2,507,723 which is estimated based upon future cash flows discounted using the current market rate for similar instruments.

Subsequent to the quarter ended March 31, 2007, the Company paid off the $195,068 mortgage which was due on April 29, 2007.

6. Other Long-term Debt

	March 31 2007	December 31 2006
Note payable, non-interest bearing, due February 2010, monthly principal payments of $3,000	**$107,750**	$116,942
Note payable, non-interest bearing, no fixed repayment date, amount will not be repaid in next 12 months	**137,397**	138,659
Other long-term debt, non-interest bearing, repayable monthly in varying amounts based on previous loyalty program commitments	**775,130**	818,196
	1,020,277	1,073,797
Less: Current portion	**151,189**	153,814
	$869,088	$919,983

The note payable due February 2010 was discounted at an interest rate of 8% per annum.

(In Canadian Dollars)

7. Convertible Debentures

	March 31 2007	December 31 2006
10% Convertible debentures	**$3,000,000**	$3,000,000

The convertible debentures have a two year term and bear interest at a coupon rate of 10%, payable monthly. The debentures are convertible into common shares at the rate of $3.00 per share at the sole option of the lenders for the entire term expiring no later than April 30, 2008. If all of the debentures are converted, it will result in the issuance of 1,000,000 common shares. The debentures are secured by a general security agreement and mature on April 30, 2008.

Convertible debentures are presented in the financial statements in their component parts, by assigning to the equity component, the residual amount after deducting from the debenture as a whole, the amount separately determined for the debt component. The debt component has been calculated using the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debenture was issued.

8. Share Capital

Authorized:
- Unlimited number of voting common shares
- Unlimited number of non-voting common shares

Issued: common shares and common share purchase warrants

	Number of		$	
	Voting Common Shares	Common Share Purchase Warrants	Voting Common Shares	Equity Component of Convertible Debt
Balance as at December 31, 2006 and March 31, 2007	11,271,399	612,498	$16,585,047	$ -

(In Canadian Dollars)

8. Share Capital (continued)

Stock Options

The Company has a stock option plan (the "Plan") for its directors, senior officers, employees and consultants under which the Company may grant options to acquire a maximum of 10% of its issued and outstanding common shares of the Company. These options are non-transferable and are valid for a maximum of five years from the date of issue. Vesting terms and conditions are determined by the Board of Directors at the time of the grant. The exercise price of the options is fixed by the Board of Directors and the Company at the time of the grant, subject to all regulatory requirements.

The Company has the following stock options to its officers, directors and certain consultants outstanding as at March 31, 2007:

Date of Grant	Stock Options (#)	Exercise Price	Expiry Date
July 8, 2005	300,000	$1.10	July 8, 2007
May 12, 2006	410,000	$3.50	May 12, 2008
August 24, 2006	150,000	$3.25	August 24, 2008
	860,000		

The fair value of the stock options granted were based on the Black-Scholes model for pricing options.

Warrants

The Company has the following common share purchase warrants outstanding as at March 31, 2007:

Warrants	Exercise Price	Expiry Date
412,498	$3.00	April 30, 2007
200,000	$3.50	September 30,2007
612,498		

9. Income (loss) per Share

Income (loss) per share is calculated using the weighted average number of common shares outstanding during the three months ended March 31, 2007, which is 11,271,399 (2006 – 5,847,641) shares. Fully diluted loss per share for the three months ended March 31, 2007 and 2006 have not been presented since the potential conversions of convertible debentures and warrants outstanding are anti-dilutive.

(in Canadian Dollars)

10. Related Party Transactions

Related party transactions are in the normal course of operations and are measured at the exchange value (the amount of consideration established and agreed to by the related parties), which approximates the arm's length equivalent for the services.

11. Segmented Financial Information

The results of operations are reported under two segments: loyalty program and real estate. These segments reflect how the Company is managed and how operations are classified for planning and measuring performance. The loyalty program earns income by providing loyalty marketing services. The real estate segment earns rental income from commercial properties. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The table below is a summary of financial information by segment for the past two years.

	For the Three Months Ended March 31					
	Loyalty Program		**Real Estate**		**Consolidated**	
	2007	2006	**2007**	2006	**2007**	2006
Revenue	**$2,805,884**	$45,054	**$ -**	$155,750	**$2,805,884**	$200,804
Segment earnings	**$283,369**	($53,407)	**($433)**	($165,049)	**$282,936**	($218,456)
Corporate expenses					**(276,405)**	(152,031)
Net loss for the period					**$6,531**	($370,487)
Identifiable assets	**$25,377,038**	$13,883,566	**$5,693,039**	$12,543,644	**$31,070,077**	$26,427,210
Corporate assets					**47,294**	129,363
Total assets					**$31,117,371**	$26,556,573
Bank charges and interest	**$9,630**	$1,078	**$398**	$203,626	**$10,028**	$204,704
Corporate bank charges and interest					**98,007**	25,780
					$108,035	$230,484

12. Income Taxes

The difference between the effective tax rate of 36.12% and the actual rate of Nil% is attributable to the fact that no future tax asset has been recorded for available loss carryforwards as their ultimate utilization is uncertain.

(in Canadian Dollars)

13. Commitments and Contingencies

a) Lease Commitments:

The Company is committed to future minimum annual lease payments on certain non-cancelable operating leases as follows:

2007	$194,000
2008	173,000
2009	173,000
2010	173,000
thereafter	583,000

b) Under an agreement between Seamiles and Carnival Cruise Lines ("Carnival"), Seamiles has certain financial obligations which it must meet on an annual basis. Seamiles has met its obligations to date under this agreement.

c) Pursuant to a settlement agreement dated September 26, 2005, Seamiles was liable to its former president/former member for $787,500 U.S. for alleged damages arising under various state and federal lawsuits. This settlement amount was non-interest bearing and was payable as follows: 5 payments of $17,500 U.S. payable on a quarterly basis commencing September 2006; 10 annual payments of $70,000 U.S. commencing September 2008. Seamiles was both a plaintiff and defendant in the various settled lawsuits arising in Miami-Dade County, Florida (United States). Seamiles subsequently filed a motion in the settled litigation to enforce the settlement agreement and terminate any future payments owed under the settlement agreement. On December 14, 2006, the Court ruled in favor of Seamiles, thereby terminating the $787,500 U.S. liability. The matter is now on appeal, which should be resolved in 2007. Subsequent to the termination of the $787,500 U.S. liability, an individual claiming an indirect ownership interest in Seamiles through a company owned and controlled by Seamiles' former president/former member, filed suit in Miami-Dade County against Seamiles and its former president/former member seeking compensation for the reasonable value of his alleged indirect interest In Seamiles. No amount has been ascribed to the claim as of yet. Seamiles has rejected the claim, as SeaMiles Limited (through its wholly owned subsidiary) was a *bona fide* purchaser for value of one hundred percent of the membership interests of Seamiles, LLC. Furthermore, the claimant signed the September 26, 2005 settlement agreement acknowledging that he owned no interest in Seamiles, LLC.

d) There is currently a legal proceeding in connection with the renovations of a real estate development property held by one of the Company's subsidiaries with a vendor regarding a Claim for Lien, pursuant to Section 39 of the Ontario Construction Lien Act, against the property. The amount of the claim is approximately $331,000. This court matter is currently under settlement negotiations and has not been concluded.

14. Subsequent Events

a) On April 30, 2007, 412,498 warrants of the Company expired.

b) Subsequent to March 31, the Company paid off the mortgage on its property maturing April 29, 2007.

15. Comparative Figures

Certain comparative figures have been reclassified to conform with the method of presentation adopted for the current year.

FORM 52-109F2

RECEIVED
2007 JUN 25 A 10:24

CERTIFICATION OF INTERIM FILINGS

I, Roderick MacDonald, the Chief Financial Officer of SeaMiles Limited certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SeaMiles Limited** (the issuer) for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide a reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 29/07

Rod MacDonald

Signature
Chief Financial Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

RECEIVED
2007 JUN 25 A 9:44

I, Peter Rooney, President and acting in the capacity of Chief Executive Officer of SeaMiles Limited certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SeaMiles Limited** (the issuer) for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide a reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 29/07

Signature

President & acting in the capacity of Chief Executive Officer

seamiles

Any Cruise Line...Any Time

RECEIVED

2007 JUN 25 A

SEAMILES RETAINS PLACEMENT AGENT FOR FINANCING

TORONTO, ONTARIO: July 6, 2007: SeaMiles Limited (TSXV-SEE), North America's premier cruise loyalty provider, today announced that it has entered into a placement agent agreement with a United States-based firm specializing in private investments in public companies to act as the Corporation's placement agent in connection with a proposed private placement in the United States (the "Private Placement") of up to US$5 million of common shares and common share purchase warrants.

Proceeds will be primarily used in support of strategic initiatives to broaden distribution channels including co-brand products with major cruise line partners to compliment the existing Carnival SeaMiles MasterCard and the SeaMiles Visa Rewards Card. In addition, enhanced marketing activities will include an increased brand presence at cruise gateway airports and cruise terminals within the United States.

The Private Placement will be conducted on a best efforts basis and is subject to certain conditions including regulatory approval.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. In conjunction with the financing, the Corporation will become a U.S. registrant. In addition, the Corporation intends to pursue a U.S. listing.

This Press Release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The TSX Venture Exchange has neither approved nor disapproved of this press release.

ABOUT SEAMILES

SeaMiles is North America's premier cruise loyalty provider, committed to recognizing and rewarding the cruiser through multiple earning opportunities and best-in-class, maximum award flexibility based on "*Any Cruise Line...Any Time*". Additional information can be found at www.seamiles.com.

Except for statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the Unites States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the announcement of the proposed Private Placement and the intended use of proceeds from such offering involve known and unknown risks, uncertainties and other factors which may cause actual events or results to differ materially from those reflected in such forward-looking statements. Such factors include, among other things, the need to satisfy the conditions set forth in the placement agreement, the need to satisfy the regulatory and legal requirements with respect to the proposed Private Placement, risks related to the Corporation's business, market fluctuations in prices of securities, uncertainties about the availability of additional financing and other risks and uncertainties described in the Corporation's most recent Management Discussion and Analysis. The Private Placement is on a best-efforts basis and therefore there is no certainty that the full amount of the Private Placement will be

raised or that the Private Placement will close. Although the Corporation has attempted to identify important factors that could cause actual events or results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as future and actual results could differ materially from those anticipated in such statements. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

Contact for further information:
Peter Rooney, President, SeaMiles
peter.rooney@seamiles.com
416-398-1555 Ext. 442

SeaMiles Grants Stock Options

Toronto, Ontario August 22, 2007: SeaMiles Limited (TSXV – SEE) (the "Company") is pleased to announce that the Company granted 345,000 stock options to purchase common shares of the Company at a price of $2.00 per share exercisable for a period of two years. This amount comprises 15,000 stock options to each of its 7 directors for a total of 105,000 stock options and 240,000 stock options to certain of its Executive Officers, employees and consultants.

The TSX Venture Exchange has neither approved nor disapproved of this press release.

Contact for further information:
Peter Rooney, President, SeaMiles
peter.rooney@seamiles.com
416-398-1555 Ext. 442

SeaMiles Limited

Consolidated Financial Statements
June 30, 2007
(Unaudited)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended June 30, 2007.

SeaMiles Limited
Consolidated Financial Statements
June 30, 2007
(Unaudited)

Contents

SeaMiles Limited
Consolidated Balance Sheets
Unaudited
(In Canadian Dollars)

	June 30 2007	December 31 2006
Assets		
Current		
Cash	$1,147,967	$276,582
Accounts receivable	1,981,326	1,890,062
Deposits and prepaid expenses	1,467,490	1,463,189
Escrow bank account (Note 1)	15,142,815	12,638,637
	19,739,598	16,268,470
Deferred costs (Note 2)	24,889	24,333
Property held for development (Note 3)	3,220,000	5,382,438
Equipment (Note 4)	226,591	160,799
Trademarks	6,901,398	6,879,902
	$30,112,476	$28,715,942
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$2,959,717	$2,240,108
Due to related parties	286,562	256,281
Notes payable	652,037	130,515
Current portion of mortgages payable (Note 5)	2,024,900	1,509,085
Current portion of other long-term debt (Note 6)	131,328	153,814
Deposits	15,188,916	12,672,536
	21,243,460	16,962,339
Mortgages payable (Note 5)	607,600	1,000,000
Other long-term debt (Note 6)	772,131	919,983
Convertible debentures (Note 7)	3,000,000	3,000,000
	25,623,191	21,882,322
Shareholders' equity		
Share capital (Note 8)	16,677,907	16,585,047
Contributed surplus	831,525	869,385
Deficit	(13,020,147)	(10,620,812)
	4,489,285	6,833,620
	$30,112,476	$28,715,942

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Consolidated Statements of Deficit
Unaudited
(in Canadian Dollars)

For the six months ended June 30	2007	2006
Deficit, beginning of period	($10,620,812)	($7,176,441)
Net loss for the period	(2,399,335)	(370,487)
Deficit, end of period	($13,020,147)	($7,546,928)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Consolidated Statements of Operations
Unaudited
(In Canadian Dollars)

	Three Months Ended		Six Months Ended	
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Revenue				
Loyalty program revenue	**$2,806,443**	$2,233,011	**$5,612,327**	$2,278,065
Rental income	-	149,658	-	305,408
	2,806,443	2,382,669	**5,612,327**	2,583,473
Expenses				
Loyalty program	**2,455,308**	1,846,628	**4,967,158**	1,941,297
Management fees	-	92,417	-	137,417
Selling, general and administrative	**189,531**	104,828	**353,297**	186,080
Interest on long-term debt	**85,908**	220,046	**169,907**	389,098
Bank charges and interest	**23,975**	56,254	**48,011**	117,686
Amortization of equipment	**9,579**	6,934	**17,780**	9,899
Amortization of deferred costs	**7,602**	52,142	**15,102**	73,284
Income producing properties	-	10,626	-	22,728
Amortization of income producing properties	-	59,452	-	143,129
Stock based compensation	-	346,245	-	346,245
	2,771,903	2,795,572	**5,571,255**	3,366,863
Net income (loss) before undernoted	**34,541**	(412,903)	**41,072**	(783,390)
Write down of property held for development (Note 9)	**2,440,407**	-	**2,440,407**	-
Net loss for the period	**($2,405,866)**	($412,903)	**($2,399,335)**	($783,390)
Loss per share (Note 10)	**($0.21)**	($0.05)	**($0.21)**	($0.11)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Consolidated Statements of Cash Flows
Unaudited
(In Canadian Dollars)

	Three Months Ended		Six Months Ended	
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Cash provided by (used in)				
Operating activities				
Net loss for the period	($2,405,866)	($412,903)	($2,399,335)	($783,390)
Items not affecting cash				
Amortization of income producing properties	-	59,452	-	143,129
Amortization of deferred costs	7,602	52,142	15,102	73,284
Amortization of equipment	9,579	6,934	17,780	9,899
Stock based compensation	-	346,245	-	346,245
Accretion of liability component of convertible debt	-	(14,225)	-	(14,225)
Write down of property held for development	2,440,407	-	2,440,407	-
Changes in non-cash operating assets and liabilities				
Accounts receivable	320,204	(195,678)	(91,265)	(65,890)
Deposits and prepaid expenses	38,176	(4,437)	(4,300)	36,699
Accounts payable and accrued liabilities	149,140	(966,121)	719,609	(371,816)
Escrow bank account	(727,282)	-	(2,504,178)	-
Deposits	686,345	-	2,516,380	(109,347)
	518,305	(1,128,591)	710,200	(735,412)
Investing activities				
Additions to income producing properties	-	(14,553)	-	(21,170)
Additions to property held for development	(177,982)	(332,011)	(277,969)	(951,803)
Purchase of equipment	(43,754)	(8,602)	(83,572)	(9,347)
Purchase of trademarks	(7,898)	-	(21,496)	-
Loan receivable	-	-	-	398,419
Acquisition of Seamiles	-	(40,848)	-	(5,200,952)
	(229,634)	(396,014)	(383,037)	(5,784,853)
Financing activities				
Proceeds from convertible debt	-	3,000,000	-	3,000,000
Proceeds from mortgages payable	620,000	-	620,000	1,750,000
Repayment of mortgages payable	(495,223)	(148,615)	(496,585)	(477,548)
Payment to related parties	(20,182)	(3,714,774)	30,281	(84,610)
Proceeds from issue of share capital	55,000	4,202,331	55,000	4,347,900
Deferred costs	(10,658)	(104,100)	(20,658)	(67,434)
Deferred costs capitalized to additions to property held for development	2,500	-	5,000	-
Repayment of other long-term debt	(116,819)	(12,520)	(170,338)	(12,520)
Notes payable	522,709	(103,442)	521,522	(103,442)
	557,327	3,118,880	544,222	8,352,346
Increase in cash during the period	845,998	1,594,275	871,385	1,832,081
Cash (bank indebtedness), beginning of period	301,969	235,345	276,582	(2,461)
Cash, end of period	$1,147,967	$1,829,620	$1,147,967	$1,829,620
Supplementary cash flow information				
Interest paid	$100,002	$265,247	$219,380	$494,377

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Summary of Significant Accounting Policies
June 30, 2007
Unaudited
(in Canadian Dollars)

Nature of Business

The Company is engaged in the cruise based loyalty program in both the United States of America and Canada through its SeaMiles and SeaPoints programs respectively and real estate and resort development in the Muskoka region in Ontario, Canada. The SeaMiles and SeaPoints programs provide its commercial partners with loyalty marketing services and offers its members the ability to accumulate SeaMiles and SeaPoints respectively through its partner network. Accumulated SeaMiles and SeaPoints may be redeemed for cruise travel rewards from the Company's wholly-owned subsidiary Seamiles, LLC ("Seamiles") and OVS in the United States and from Encore Cruises in Canada.

Basis of Consolidation

The consolidated financial statements include the accounts of all subsidiaries with inter-company transactions and balances eliminated on consolidation. All of the Company's subsidiaries are wholly-owned and are considered to be fully-integrated operations.

Revenue Recognition

Revenue from the SeaMiles loyalty program is derived from the sale of a MasterCard to its members, from the sale of SeaMiles through MasterCard purchases, breakage and interest on its escrow account. Revenue from the sale of SeaMiles are recorded net of costs, in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), "Reporting Revenue Gross as a Principal Versus Net as an Agent," when the collection of the sales proceeds is reasonably assured and other material conditions of the exchange are met. Gross proceeds received on the resale of SeaMiles net of the commissions earned, are included in deposits in the attached consolidated balance sheet until remitted. Breakage represents the estimated SeaMiles that are not expected to be redeemed by members. Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The current breakage factor is 17%. Changes in the breakage factor are accounted for as follows: In the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used. Breakage is recognized rateably over a period of 30 months, the estimated life of a SeaMile.

Revenue from rental income is recognized on a straight-line basis over the term of the rental agreement.

Foreign Currency Translation

Monetary assets and liabilities are translated at currency exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average rates prevailing during the year. Translation gains and losses for the year are reflected in the statement of operations.

Cash

Cash consists of cash in bank accounts.

Escrow Bank Account

In conjunction with the sale of SeaMiles and SeaPoints, the Company has established a redemption reserve to fund redemptions. The amount to be held in the reserve, as well as the types of securities it may be invested in, are based on policies established by management, which will be reviewed periodically.

Deferred Costs

Financing costs related to the issue of debt securities are deferred and amortized over the term of the debt.

Property Held for Development

Property held for development includes properties held for future development. The Company capitalizes all costs relating to the acquisition, development and construction of these properties. The Company reduces the cost of the property held for development for any ancillary revenues earned.

Equipment

Equipment is stated at cost less accumulated amortization. Amortization based on the estimated useful life of the asset is calculated as follows:

Computer equipment:	20% diminishing balance basis
Furniture and fixtures:	20% diminishing balance basis
Leasehold improvements:	amortized over the term of the lease
Website development:	30% diminishing balance basis

Trademarks

The Company capitalizes all trademark application costs. The trademarks have been determined to have an indefinite life. If the trademark applications are not renewed or abandoned, they will be charged to operations immediately.

Income Producing Properties

Land is recorded at cost which includes development and carrying costs. Other income producing properties are stated at cost less accumulated amortization. Amortization based on the estimated useful life of the asset is calculated as follows:

Building:	4% diminishing balance basis
Furniture and fixtures:	20% diminishing balance basis
Paving:	8% diminishing balance basis

Impairment of Long-Lived Assets

The Company reviews long-lived assets such as property, equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

Stock-Based Compensation

The Company grants stock options to officers, directors, employees and consultants pursuant to a stock option plan. The Company accounts for the stock-based compensation using the fair value as at the grant date. Under this method, compensation expense related to option grants is recorded in the consolidated statement of operations over the vesting period of the options. The compensation expense amount is based on the fair value of the option as estimated using the Black-Scholes option pricing model. The assumptions used in calculating the value of the stock options include management's best estimate, as of the date of grant, of the expected share price volatility over the term of the stock option and expected option life. As such, the amounts reported as compensation expense are subject to measurement uncertainty as the expense amount may vary significantly based on the assumptions used.

Income Taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are realized.

Income(loss) per Share

Income(loss) per share is calculated based on the weighted average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options.

Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments and their carrying values approximate fair values.

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from management's best estimates as additional information becomes available in the future.

(In Canadian Dollars)

1. Escrow Bank Account

The escrow bank account consists of funds invested in a U.S. money market fund comprising a portfolio of high quality U.S. treasury securities maturing in 180 days or less.

2. Deferred Costs

	June 30 2007	December 31 2006
Deferred costs	$50,654	$40,000
Accumulated amortization	(25,765)	(15,667)
	$24,889	$24,333

3. Property Held for Development

During the six months ended June 30, 2007, interest of $97,973 (2006 - $84,529) and financing costs of $5,000 (2006 - $5,000) were capitalized to property held for development.

During the quarter ended June 30, 2007, the Company recorded a write down of $2,440,407 against the book value of the property held for development. See Note 9.

4. Equipment

	Cost	Accumulated Amortization	June 30 2007 Net Book Value	December 31 2006 Net Book Value
Computer equipment	$52,247	$26,841	$25,406	$ 22,920
Furniture and fixtures	24,877	3,632	21,245	16,927
Leasehold improvements	75,507	6,697	68,810	66,446
Website development	153,552	42,422	111,130	54,506
	$306,183	$79,592	$226,591	$160,799

(in Canadian Dollars)

5. Mortgages Payable

	June 30 2007	December 31 2006
Prime, due November 2007, monthly payments of $508 principal and interest, secured by a mortgage on land	$ -	$75,828
10%, due January 2008, interest only, monthly, secured by a mortgage on land	1,000,000	1,000,000
10%, due November 2007, interest only, monthly, secured by a mortgage on land	487,500	487,500
8.5%, due April 2007, monthly payments of $1,591 principal and interest, secured by a mortgage on land	-	195,757
12%, due October 2007, interest only, monthly, secured by a second mortgage on land	525,000	750,000
Prime, due June 2010, monthly payments of $712 principal and interest, secured by a mortgage on land	120,000	-
Prime, due June 2010, monthly payments of $1,424 principal and interest, secured by a mortgage on land	240,000	-
Prime, due June 2010, monthly payments of $1,543 principal and interest, secured by a mortgage on land	260,000	-
	2,632,500	2,509,085
Less: Current portion	2,024,900	1,509,085
	$607,600	$1,000,000

Principal repayments for the next two years are as follows:

Current portion	$2,024,900
thereafter	13,178
	$2,038,078

The fair value of the mortgages payable is approximately $2,541,457 which is estimated based upon future cash flows discounted using the current market rate for similar instruments.

6. Other Long-term Debt

	June 30 2007	December 31 2006
Note payable, non-interest bearing, due February 2010, monthly principal payments of $3,000	$91,775	$116,942
Note payable, non-interest bearing, no fixed repayment date, amount will not be repaid in next 12 months	126,783	138,659
Other long-term debt, non-interest bearing, repayable monthly in varying amounts based on previous loyalty program commitments	684,901	818,196
	903,458	1,073,797
Less: Current portion	131,328	153,814
	$772,131	$919,983

The note payable due February 2010 was discounted at an interest rate of 8% per annum.

(in Canadian Dollars)

7. Convertible Debentures

	June 30 2007	December 31 2006
10% Convertible debentures	$3,000,000	$3,000,000

The convertible debentures have a two year term and bear interest at a coupon rate of 10%, payable monthly. The debentures are convertible into common shares at the rate of $3.00 per share at the sole option of the lenders for the entire term expiring no later than April 30, 2008. If all of the debentures are converted, it will result in the issuance of 1,000,000 common shares. The debentures are secured by a general security agreement and mature on April 30, 2008.

Convertible debentures are presented in the financial statements in their component parts, by assigning to the equity component, the residual amount after deducting from the debenture as a whole, the amount separately determined for the debt component. The debt component has been calculated using the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debenture was issued.

8. Share Capital

Authorized:
- Unlimited number of voting common shares
- Unlimited number of non-voting common shares

Issued: common shares and common share purchase warrants

	Number of		$	
	Voting Common Shares	Common Share Purchase Warrants	Voting Common Shares	Equity Component of Convertible Debt
Balance as at December 31, 2006	11,271,399	612,498	$16,585,047	$ -
Expired common share purchase warrants	-	(412,498)	-	-
Issued through the exercise of stock options	50,000	-	92,860	-
Balance as at June 30, 2007	11,321,399	200,000	$16,677,907	$ -

(in Canadian Dollars)

8. Share Capital (continued)

Stock Options

The Company has a stock option plan (the "Plan") for its directors, senior officers, employees and consultants under which the Company may grant options to acquire a maximum of 10% of its issued and outstanding common shares of the Company. These options are non-transferable and are valid for a maximum of five years from the date of issue. Vesting terms and conditions are determined by the Board of Directors at the time of the grant. The exercise price of the options is fixed by the Board of Directors and the Company at the time of the grant, subject to all regulatory requirements.

The Company has the following stock options to its officers, directors and certain consultants outstanding as at June 30, 2007:

Date of Grant	Stock Options (#)	Exercise Price	Expiry Date
May 12, 2006	410,000	$3.50	May 12, 2008
August 24, 2006	150,000	$3.25	August 24, 2008
	560,000		

The fair value of the stock options granted were based on the Black-Scholes model for pricing options.

Warrants

The Company has the following common share purchase warrants outstanding as at June 30, 2007:

Warrants	Exercise Price	Expiry Date
200,000	$3.50	September 30,2007

9. Write Down of Property Held for Development

During the quarter ended June 30, 2007, management reviewed the book value of its property held for development. As a result of this review, management determined that a decline in the value of the property has occurred and has recorded a write down in the amount of $2,440,407 against the book value of the property. The book value of the Company's property held for development at June 30, 2007 is $3,220,000.

10. Loss per Share

Loss per share is calculated using the weighted average number of common shares outstanding during the three and six months ended June 30, 2007, which is 11,291,179 (2006 – 8,966,864) and 11,281,344 (2006 – 7,415,579) shares respectively. Fully diluted loss per share for the three and six months ended June 30, 2007 and 2006 have not been presented since the potential conversions of convertible debentures and warrants outstanding are anti-dilutive.

11. Related Party Transactions

Related party transactions are in the normal course of operations and are measured at the exchange value (the amount of consideration established and agreed to by the related parties), which approximates the arm's length equivalent for the services.

SeaMiles Limited
Notes to Consolidated Financial Statements
June 30, 2007
Unaudited
(in Canadian Dollars)

12. Segmented Financial Information

The results of operations are reported under two segments: loyalty program and real estate. These segments reflect how the Company is managed and how operations are classified for planning and measuring performance. The loyalty program earns income by providing loyalty marketing services. The real estate segment earns rental income from commercial properties. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The table below is a summary of financial information by segment for the past two years.

	For the Six Months Ended June 30					
	Loyalty Program		Real Estate		Consolidated	
	2007	2006	2007	2006	2007	2006
Revenue	$5,612,327	$2,278,065	$ -	$305,408	$5,612,327	$2,583,473
Segment earnings	$612,981	$315,210	($2,442,832)	($307,031)	($1,829,851)	$8,179
Corporate expenses					(569,484)	(791,569)
Net loss for the period					($2,399,335)	($783,390)
Identifiable assets	$26,561,655	$7,672,375	$3,424,182	$12,749,181	$29,985,837	$20,421,556
Corporate assets					126,639	1,633,406
Total assets					$30,112,476	$22,054,962
Bank charges and interest	$21,573	$11,649	$1,212	$398,298	$22,785	$409,947
Corporate bank charges and interest					195,133	96,837
					$217,918	$506,784

	For the Three Months Ended June 30					
	Loyalty Program		Real Estate		Consolidated	
	2007	2006	2007	2006	2007	2006
Revenue	$2,806,443	$2,233,011	$ -	$149,658	$2,806,443	$2,382,669
Segment earnings	$329,612	$368,617	($2,442,399)	($141,982)	($2,112,787)	$226,635
Corporate expenses					(293,079)	(639,538)
Net loss for the period					($2,405,866)	($412,903)
Bank charges and interest	$11,943	$10,823	$814	$194,420	$12,757	$205,243
Corporate bank charges and interest					97,126	71,057
					$109,883	$276,300

(in Canadian Dollars)

13. Income Taxes

The difference between the effective tax rate of 36.12% and the actual rate of Nil% is attributable to the fact that no future tax asset has been recorded for available loss carryforwards as their ultimate utilization is uncertain.

14. Commitments and Contingencies

a) Lease Commitments:

The Company is committed to future minimum annual lease payments on certain non-cancelable operating leases as follows:

2007	$97,000
2008	173,000
2009	173,000
2010	173,000
thereafter	583,000

b) Under an agreement between Seamiles and Carnival Cruise Lines ("Carnival"), Seamiles has certain financial obligations which it must meet on an annual basis. Seamiles has met its obligations to date under this agreement.

c) Pursuant to a settlement agreement dated September 26, 2005, Seamiles was liable to its former president/former member for $787,500 U.S. for alleged damages arising under various state and federal lawsuits. This settlement amount was non-interest bearing and was payable as follows: 5 payments of $17,500 U.S. payable on a quarterly basis commencing September 2006; 10 annual payments of $70,000 U.S. commencing September 2008. Seamiles was both a plaintiff and defendant in the various settled lawsuits arising in Miami-Dade County, Florida (United States). Seamiles subsequently filed a motion in the settled litigation to enforce the settlement agreement and terminate any future payments owed under the settlement agreement. On December 14, 2006, the Court ruled in favor of Seamiles, thereby terminating the $787,500 U.S. liability. The matter is now on appeal, which should be resolved in 2007. Subsequent to the termination of the $787,500 U.S. liability, an individual claiming an indirect ownership interest in Seamiles through a company owned and controlled by Seamiles' former president/former member, filed suit in Miami-Dade County against Seamiles and its former president/former member seeking compensation for the reasonable value of his alleged indirect interest in Seamiles. No amount has been ascribed to the claim as of yet. Seamiles has rejected the claim, as SeaMiles Limited (through its wholly owned subsidiary) was a *bona fide* purchaser for value of one hundred percent of the membership interests of Seamiles, LLC. Furthermore, the claimant signed the September 26, 2005 settlement agreement acknowledging that he owned no interest in Seamiles, LLC.

d) There is currently a legal proceeding in connection with the renovations of a real estate development property held by one of the Company's subsidiaries with a vendor regarding a Claim for Lien, pursuant to Section 39 of the Ontario Construction Lien Act, against the property. The amount of the claim is approximately $331,000. This court matter is currently under settlement negotiations and has not been concluded.

15. Subsequent Events

a) In July 2007, the Company received $126,500 from the exercise of 115,000 stock options.

b) On July 8, 2007, 135,000 stock options of the Company expired.

16. Comparative Figures

Certain comparative figures have been reclassified to conform with the method of presentation adopted for the current year.

SEAMILES LIMITED

Management's Discussion and Analysis of Financial Condition and Results of Operations For the Three and Six Months Ended June 30, 2007

Date: August 23, 2007

SeaMiles Limited (the "Company") is engaged in the business of cruise based loyalty rewards programs as well as the business of real estate development in the Muskoka region of Ontario. The Company's primary focus from a shareholder perspective is its cruise based loyalty program in the United States of America through its wholly owned subsidiary, SeaMiles, LLC ("SeaMiles"). In this regard, the management of the Company believes that more business opportunities to increase shareholder value lie in the Company's loyalty card division.

The following discussion and analysis is based on the Company's consolidated financial statements, including notes, for the six months ended June 30, 2007. These statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires management to make assumptions and estimates that affect the amounts reported of assets and liabilities as of the date of the financial statements and the amounts reported as revenue and expenses during the reporting period. Management estimates and judgment are based on historical experience and other factors deemed to be reasonable under the circumstances. Actual future results may differ materially from these estimates under different assumptions or conditions. Management believes the accounting policies outlined in the Summary of Significant Accounting Policies section of its consolidated financial statements reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

This discussion includes assumptions made by management that involve certain risks and uncertainties. These assumptions should be given careful consideration and undue reliance should not be placed on these assumptions.

Overview

During the first six months of 2007, the Company continued to place a great deal of emphasis on its affinity card program division by carrying on its strategic and operational initiatives that will position the Company for long term, sustainable growth.

The principal loyalty program asset is the Company's wholly owned subsidiary, SeaMiles, LLC ("SeaMiles"). SeaMiles maintains a long term strategic alliance with Carnival Cruise Lines ("Carnival"), which currently offers a co-branded Carnival/SeaMiles Master Card. The card offers a point accumulation program and redemption in use and continues to grow.

In November 2006, SeaMiles signed a long-term bank card marketing agreement with Chase Bank USA N.A, ("Chase"), the credit card division of JPMorgan Chase, which will allow for the expansion of the SeaMiles loyalty program. In early 2007, SeaMiles selected VISA as its payment credit card in connection with the Chase agreement under a Promotional Co-Branded Card Agreement it signed with Visa U.S.A. Inc.

SeaMiles' business partnerships with Chase and Visa enabled the Company to successfully launch the SeaMiles Visa Signature Rewards Card program in early 2007. Chase is the issuer of this credit card which enables U.S. consumers to earn for everyday spend, and much more, while redeeming on the cruise line of their choice through SeaMiles' unique redemption platform.

To further create value for its loyalty program members and to expand its commercial partnerships, SeaMiles launched the SeaMiles Designated Travel Agent program in June 2007. Members earn bonus points when they book their cruise vacation with a SeaMiles designated travel agency. Travel agency partners benefit from the potential increase in sales volume and customer retention rate.

The Company continues to grow its SeaPoints program offered exclusively to Canadians through its wholly-owned subsidiary SeaPoints Inc. This program has been successful in its limited marketing efforts to date and SeaPoints is well positioned to launch a credit card in Canada, which would significantly enhance its SeaPoints program.

Overall, the cruising industry has been a steadily growing segment of the travel business for the past 30 years. According to the Cruise Lines International Association (CLIA), more than 12.1 million passengers cruised in 2006 with approximately 10.18 million of the passengers originating from North America. For 2007, the CLIA has forecasted 12.62 million cruise passengers, an increase of over half a million passengers from the previous year, with 10.6 million of those passengers originating from North America. Many more potential cruisers have indicated in surveys that they intend to take a cruise vacation in the near future. The industry continues to add additional capacity to meet continuously increasing demand. The SeaMiles/SeaPoints programs will help past and future potential cruise passengers earn free cruises and discounts within the travel industry.

The Company continues to develop its Muskoka properties. Construction on Phase 1 of the Greene Slate Inn is 80% complete. Management has completed a redesign of Phase 2 of the project for the purpose of providing a more cost effective design in compliance with the existing zoning by-laws. The Ports project received approval from the Council of the Corporation of the Township of Muskoka Lakes on February 20, 2007 to develop a mixed use retail/residential/office development that would consist of 8,800 square feet of retail space, 1,600 square feet of office space and nine dwelling units, five of which will be located above boathouses and four of which will be located above the retail. In order to facilitate this development the Company purchased from the

Ministry of Natural Resources the bed of the adjacent river bed in the area that will include five dwelling units above their respective boathouses. Council's approval was appealed to the Ontario Municipal Board by the adjoining property owners however following a negotiated settlement the Company received notice on August 3, 2007 from the Ontario Municipal Board that the appeal has been abandoned and as a result the Council's approval of the Company's development plans are now final, and its development may proceed.

On the real estate side, the Company's goal is to maximize the profitability of all its real estate holdings and reinvest the profits into its loyalty program. The Company does not plan to acquire any additional real estate as it will focus all its efforts and resources on its core loyalty program.

As the Company operates in two different industry segments, the Company has provided segmented reporting for its loyalty program and real estate divisions.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of all subsidiaries with inter-company transactions and balances eliminated on consolidation. All of the Company's subsidiaries are wholly-owned and are considered to be fully-integrated operations.

Revenue Recognition

Revenue from the SeaMiles loyalty program is derived from the sale of a MasterCard to its members, from the sale of SeaMiles through MasterCard purchases, breakage and interest on its escrow account. Revenue from the sale of SeaMiles are recorded net of costs, in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), "Reporting Revenue Gross as a Principal Versus Net as an Agent," when the collection of the sales proceeds is reasonably assured and other material conditions of the exchange are met. Gross proceeds received on the resale of SeaMiles net of the commissions earned, are included in deposits in the consolidated balance sheet until remitted. Breakage represents the estimated SeaMiles that are not expected to be redeemed by members. Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The current breakage factor is 17%. Changes in the breakage factor are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used.

Breakage is recognized rateably over a period of 30 months, the estimated life of a SeaMile.

Revenue from rental income is recognized on a straight-line basis over the term of the rental agreement.

Foreign Currency Translation

Monetary assets and liabilities are translated at currency exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average rates prevailing during the year. Translation gains and losses for the year are reflected in the statement of operations.

Escrow Bank Account

In conjunction with the sale of SeaMiles and SeaPoints, the Company has established a redemption reserve to fund redemptions. The amount to be held in the reserve, as well as the types of securities it may be invested in, are based on policies established by management, which will be reviewed periodically.

Deferred Costs

Financing costs related to the issue of debt securities are deferred and amortized over the term of the debt.

Property Held for Development

Property held for development includes properties held for future development. The Company capitalizes all costs relating to the acquisition, development and construction of these properties. The Company reduces the cost of the property held for development for any ancillary revenues earned.

Trademarks

The Company capitalizes all trademark application costs. The trademarks have been determined to have an indefinite life. If the trademark applications are not renewed or abandoned, they will be charged to operations immediately.

Income Producing Properties

Land is recorded at cost which includes development and carrying costs. Other income producing properties are stated at cost less accumulated amortization. Amortization based on the estimated useful life of the asset is calculated on a diminishing balance basis as follows:

- Building – 4%
- Furniture and fixtures – 20%
- Paving – 8%

Impairment of Long-Lived Assets

The Company reviews long-lived assets such as property, equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

Stock-Based Compensation

The Company grants stock options to officers, directors, employees and consultants pursuant to a stock option plan. The Company accounts for the stock-based compensation using the fair value as at the grant date. Under this method, compensation expense related to option grants is recorded in the consolidated statement of operations over the vesting period of the options. The compensation expense amount is based on the fair value of the option as estimated using the Black-Scholes option pricing model. The assumptions used in calculating the value of the stock options include management's best estimate, as of the date of grant, of the expected share price volatility over the term of the stock option and expected option life. As such, the amounts reported as compensation expense are subject to measurement uncertainty as the expense amount may vary significantly based on the assumptions used.

Income Taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities,

and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are realized.

Income (loss per Share

Income (loss) per share is calculated based on the weighted average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options.

Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments and their carrying values approximate fair values.

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from management's best estimates as additional information becomes available in the future.

RESULTS OF OPERATIONS

For the three months ended June 30, 2007, the Company reported a net loss of $2,405,866 or $0.21 per share compared to a net loss of $412,903 or $0.05 per share for the same period in the previous year. The net loss was comprised of $329,612 in net income from the loyalty card division, offset by a net loss of $2,442,399 from real estate and $293,079 in corporate expenses. Corporate expenses include fees paid for management and professional services to support the ongoing strategic and operational activities of the Company and its subsidiaries.

For the six months ended June 30, 2007, the Company reported a net loss of $2,399,335 or $0.21 per share compared to a net loss of $783,390 or $0.11 per share for the same period the previous year.

Revenue

For the second quarter ended June 30, 2007, the Company reported total net revenue of $2,806,443 compared to $2,382,669 for the second quarter in 2006. Revenue for the

quarter was completely derived from the loyalty program division in the amount of $2,806,443 compared to revenue reported for this segment of $2,223,011 for the same period last year. The $583,432 or 26% increase in loyalty program revenue is mainly attributed to the continued growth in the number of active SeaMiles loyalty program members, partially offset by a weakening U.S. dollar. As the Company disposed of all of its income producing properties during the fourth quarter of 2006, there was no rental revenue for the period compared to $149,658 the previous year.

For the six months ended June 30, 2007, the Company had total revenue of $5,612,327 versus $2,583,473 in 2006. The loyalty program segment comprised $5,612,327 of total revenue compared to $2,278,065 the previous year. As SeaMiles was not acquired until March 29, 2006, the previous year's revenue for the six months ended June 20, 2006 only included SeaMiles loyalty program revenue from March 30, 2006 to June 30, 2006. Rental revenue was nil compared to $305,408 in 2006.

Expenses

Total expenses for the three months ended June 30, 2007 were $5,212,310, inclusive of the $2,440,407 write down of property held for development, compared to $2,795,572 for 2006. The expenses for 2007 are comprised of $2,476,831 related to the loyalty program versus $1,864,394 in the previous year, $2,442,399 related to real estate versus $291,640 in 2006 and $293,079 in corporate expenses versus $639,538 in 2006. For the six months ended June 30, 2007, total expenses amounted to $8,011,662 versus $3,366,863 in 2006.

Expenses related to the loyalty program excluding amortization, interest and bank charges amounted to $2,455,308 for the second quarter, versus $1,846,628 last year. The current quarter's increase in expenses of $608,680 is mainly attributed to increased operational activities required to support the SeaMiles loyalty program. For the first six months of 2007, loyalty program expenses excluding amortization, interest and bank charged came to $4,967,158.

Management fees were nil for the second quarter and first six months of 2007 compared to $92,417 and $137,417, respectively, for the same periods last year. The decrease in fees is due to the addition of permanent resources to support head office activity which is now reflected in selling, general and administrative expenses.

Selling, general and administrative expenses for the three months ended June 30, 2007 increased to $189,531 versus $104,828 last year. For the six months ended June 30, 2007, selling, general and administrative expenses were $353,297 compared to $186,080 in 2006. The increase in expenses is due to the increase in resources required to support head office activity.

Interest on long-term debt for the three months ended June 30, 2007 was $85,908 compared to $220,046 for the same period in 2006. For the first six months of 2007,

interest on long-term debt was $169,907 versus $389,098 in 2006. The decrease by $134,138 and $219,191, respectively, is primarily due to the disposal of the Company's income producing real estate properties in 2006 which greatly reduced the amount of interest costs incurred for the real estate segment.

Bank charges and interest expense for the second quarter was $23,975 for 2007 versus $56,254 in 2006. The decrease of $32,279 is mainly attributed to the improvement in the Company's working capital position. For the six months ended June 30, 2007, bank charges and interest expenses was $48,011 compared to $117,686 for the same period in 2006.

Amortization expense on the Company's equipment for the second quarter of 2007 was $9,579 versus $6,934 in 2006. For the first six months of 2007, amortization expense was $17,780 compared to $9,899 in 2006. The increase in amortization expense is a result of increased equipment purchases made to support the growing needs of the Company.

The amortization of deferred costs for the three months ended June 30, 2007 was $7,602 compared to $52,142 in 2006 and $15,102 for the six months ended June 30, 2007 compared to $73,284 for the same period in 2006. This primarily relates to financing costs incurred for the issuing of debt securities which are capitalized and amortized over the term of the debt.

There are no expenses related to income producing properties for the three and six months ended June 30, 2007 compared to $10,626 and $22,728, respectively, for the same periods in 2006 as the Company disposed of all of its income producing properties in the fourth quarter of 2006.

For the three and six months ended June 30, 2007, amortization expense on income producing real estate was nil compared to $59,452 and $143,129, respectively, for the same periods in 2006.

Stock based compensation for the three and six months ended June 30, 2007 are nil versus $346,245 and $346,245 for the three and six months ended June 30, 2006, respectively.

During the quarter ended June 30, 2007, management reviewed the book value of its property held for development. As a result of this review, management determined that a non-temporary decline in the value of the property has occurred and has recorded a write down in the amount of $2,440,407 against the book value of the property. The book value of the Company's property held for development at June 30, 2007 is $3,220,000.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2007, the Company had total assets of $30,112,476 compared to total assets of $28,715,942 as at December 31, 2006. The increase in assets by $1,396,534 is mainly related to the loyalty card division where there was an increase in funds held in the escrow account, accounts receivable and cash held in bank accounts. The company had $1,147,967 in cash compared to $276,582 on December 31, 2006. As at June 30, 2007, the Company held funds in an escrow bank account totaling $15,142,815. The funds in the account will be used to primarily fund future point redemptions made by members of the SeaMiles loyalty program for cruise rewards.

As at June 30, 2007, the Company had total liabilities of $25,623,191 versus total liabilities of $21,882,322 on December 31, 2006. Total liabilities include $3,000,000 in convertible debt ($3,000,000 at December 31, 2006) and current and long term debt of $3,535,959 ($3,582,882 at December 31, 2006).

The Company's net working capital as at June 30, 2007 was a deficit of $1,503,862 compared to a deficit of $693,869 as at December 31, 2006. The increased deficit is primarily due to the mortgage of $1,000,000 due January 2008 moving from long term debt to current liabilities in 2007.

The Company's long-term debt, including the current portion, as of June 30, 2007 was $3,535,959 compared to $3,582,882 at December 31, 2006. The decrease of $46,923 is primarily due to the Company making payments on its long-term debt.

As at June 30, 2007, the Company had $3 million in convertible debt which is unchanged from December 31, 2006. The $3 million in convertible debentures was issued in April 2006 and has a two year term, bearing interest at a coupon rate of 10%, payable monthly. The debentures are convertible into common shares at the rate of $3.00 per share at the sole option of the lenders for the entire term expiring no later than April 30, 2008. If all of the current debentures are converted, it will result in the issuance of 1,000,000 common shares. The debentures are secured by a general security agreement and mature on April 30, 2008.

As at June 30, 2007, the Company's share capital was $16,677,907 compared to $16,585,047 at December 31, 2006. The increase of $92,860 is attributed to the Company receiving $55,000 cash from the exercise of 50,000 stock options and the re-allocation of $37,860 from contributed surplus to share capital regarding the applicable stock based compensation.

At June 30, 2007, the Company had the following issued and outstanding common shares and common share purchase warrants:

	Number of		$	
	Voting Common Shares	Common Share Purchase Warrants	Voting Common Shares	Equity Component of Convertible Debt
Balance	11,321,399	200,000	$16,677,907	$ -

The terms of the outstanding common share purchase warrants are as follows:

Warrants	Exercise Price	Expiry Date
200,000	$3.50	September 30, 2007

The Company had the following stock options to its officers, directors and certain consultants outstanding as at June 30, 2007:

Date of Grant	Stock Options (#)	Exercise Price	Expiry Date
May 12, 2006	410,000	$3.50	May 12, 2008
August 24, 2006	150,000	$3.25	August 24, 2008
	560,000		

The fair value of stock options granted were based on the Black-Scholes model for pricing options.

Cash provided from operations was $518,305 for the three months ended June 30, 2007 compared to cash used in operations of $1,128,591 for the same period in 2006. For the six months ended June 30, 2007, cash provided from operations was $710,200 compared to cash used in operations of $735,412. The increase in cash is primarily attributed to an increase in the Company's accounts payable balance and improved operating results in 2007 versus 2006.

FINANCIAL INSTRUMENTS

The Company's financial instruments involve mortgages payable which are secured against property of the Company and convertible debentures. The risks associated with the mortgages payable is that interest rates could rise, making it more expensive to borrow money against the various properties, and cyclical changes in the real estate

market. The convertible debentures are also subject to the risk of interest rates rising. The Company is not exposed to any significant interest risks and their carrying values approximate their fair values.

RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange value (the amount of consideration established and agreed to by the related parties), which approximates the arm's length equivalent for the services.

SUBSEQUENT EVENTS

In July 2007, the Company received $126,500 from the exercise of 115,000 stock options.

On July 8, 2007, 135,000 stock options of the Company expired.

RISKS AND UNCERTAINTIES

The Company is exposed to a variety of risk factors relative to the nature of its business. It is difficult to accurately predict future operating results as actual results may differ significantly from any forward-looking statements. Factors that may cause such differences include but are not limited to the following:

- Obtaining adequate and timely financing on terms that are acceptable
- Whether properties are successfully developed and the timing of such developments
- Obtaining municipal approval for its development projects
- Costs and timing of products and services required associated with development activities
- Market acceptance of properties offered
- The cyclical nature of real estate market values
- Interest rate trends
- Circumstances that are beyond the control of the travel industry such as acts of terrorism or severe climate changes
- Competition in the cruise card loyalty business
- Ability to generate positive cash flow from operations
- Ability to retain and attract key management and other experienced personnel

DISCLOSURE CONTROLS AND PROCEDURES

As at the quarter ended June 30, 2007, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the President and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the President and the Chief Financial Officer concluded that the design and operations of these disclosure controls and procedures were effective as at June 30, 2007 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Roderick MacDonald, the Chief Financial Officer of SeaMiles Limited certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SeaMiles Limited** (the issuer) for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide a reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: Aug. 23/07

Rod MacDonald

Signature
Chief Financial Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

RECEIVED
2008 JUN 25 A 10:45

I, Peter Rooney, President and acting in the capacity of Chief Executive Officer of SeaMiles Limited certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SeaMiles Limited** (the issuer) for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide a reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: Aug. 23/07

Signature

President & acting in the capacity of Chief Executive Officer

seamiles
Any Cruise Line...Any Time

SEAMILES PRIVATE PLACEMENT

TORONTO, ONTARIO: September 19, 2007: SeaMiles Limited (TSXV-SEE), North America's premier cruise loyalty provider, today announced that $260,000 was invested in the Company by way of a private placement. Pursuant to the private placement, SeaMiles is issuing 130,000 common shares at a price of $2.00 per share. The hold period for the common shares expires on January 20, 2008. The private placement is subject to final approval by the TSX Venture Exchange.

The proceeds of the private placement will be used for general working capital purposes.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ABOUT SEAMILES
SeaMiles is North America's premier cruise loyalty provider, committed to recognizing and rewarding the cruiser through multiple earning opportunities and best-in-class, maximum award flexibility based on "*Any Cruise Line...Any Time*". Additional information can be found at www.seamiles.com.

Contact for further information:
Peter Rooney, President, SeaMiles
peter.rooney@seamiles.com
416-398-1555 Ext. 442

SeaMiles Limited
Consolidated Financial Statements
September 30, 2007
(Unaudited)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2007.

SeaMiles Limited
Consolidated Financial Statements
September 30, 2007
(Unaudited)

Contents

Consolidated Financial Statements

SeaMiles Limited
Consolidated Balance Sheets
Unaudited
(in Canadian Dollars)

	September 30 2007	December 31 2006
Assets		
Current		
Cash	$432,728	$276,582
Accounts receivable	2,003,359	1,890,062
Deposits and prepaid expenses	1,392,116	1,463,189
Escrow bank account (Note 1)	16,518,078	12,638,637
	20,346,281	16,268,470
Deferred costs (Note 2)	36,111	24,333
Property held for development (Note 3)	3,220,000	5,382,438
Equipment (Note 4)	210,972	160,799
Trademarks	6,904,453	6,879,902
	$30,717,817	$28,715,942
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$2,202,582	$2,240,108
Due to related parties	252,969	256,281
Notes payable	608,829	130,515
Current portion of mortgages payable (Note 5)	2,024,900	1,509,085
Current portion of other long-term debt (Note 6)	130,148	153,814
Deposits	16,526,104	12,672,536
	21,745,532	16,962,339
Mortgages payable (Note 5)	604,470	1,000,000
Other long-term debt (Note 6)	687,414	919,983
Convertible debentures (Note 7)	3,000,000	3,000,000
	26,037,416	21,882,322
Shareholders' equity		
Share capital (Note 8)	17,151,485	16,585,047
Contributed surplus	817,760	869,385
Deficit	(13,288,844)	(10,620,812)
	4,680,401	6,833,620
	$30,717,817	$28,715,942

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Consolidated Statements of Deficit
Unaudited
(in Canadian Dollars)

For the nine months ended September 30	2007	2006
Deficit, beginning of period	($10,620,812)	($7,176,441)
Net loss for the period	(2,668,032)	(1,432,341)
Deficit, end of period	($13,288,844)	($8,608,782)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Consolidated Statements of Operations
Unaudited
(in Canadian Dollars)

	Three Months Ended September 30 2007	Three Months Ended September 30 2006	Nine Months Ended September 30 2007	Nine Months Ended September 30 2006
Revenue				
Loyalty program revenue	**$2,914,957**	$2,310,492	**$8,527,284**	$4,588,557
Rental income	**-**	185,512	**-**	490,920
	2,914,957	2,496,004	**8,527,284**	5,079,477
Expenses				
Loyalty program	**2,765,468**	2,136,602	**7,732,625**	4,077,899
Management fees	**-**	106,500	**-**	243,917
Selling, general and administrative	**122,988**	92,362	**476,286**	278,442
Interest on long-term debt	**82,769**	245,870	**252,676**	642,795
Bank charges and interest	**30,810**	8,542	**78,821**	118,401
Amortization of equipment	**10,112**	12,824	**27,892**	22,723
Amortization of deferred costs	**18,898**	84,197	**34,000**	157,481
Income producing properties	**-**	11,125	**-**	33,853
Amortization of income producing properties	**-**	75,233	**-**	218,362
Stock based compensation	**73,313**	371,700	**73,313**	717,945
	3,104,358	3,144,955	**8,675,613**	6,511,818
Loss before undernoted	**(189,401)**	(648,951)	**(148,329)**	(1,432,341)
Write down of property held for development (Note 9)	**79,296**	-	**2,519,703**	-
Net loss for the period	**($268,697)**	($648,951)	**($2,668,032)**	($1,432,341)
Loss per share (Note 10)	**($0.02)**	($0.06)	**($0.24)**	($0.16)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Consolidated Statements of Cash Flows
Unaudited
(in Canadian Dollars)

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	2007	2006
Cash provided by (used in)				
Operating activities				
Net loss for the period	($268,697)	($648,951)	($2,668,032)	($1,432,341)
Items not affecting cash				
Amortization of income producing properties	-	75,233	-	218,362
Amortization of deferred costs	18,898	84,197	34,000	157,481
Amortization of equipment	10,112	12,824	27,892	22,723
Stock based compensation	73,313	371,700	73,313	717,945
Accretion of liability component of convertible debt	-	-	-	(14,225)
Write down of property held for development	79,296	-	2,519,703	-
Changes in non-cash operating assets and liabilities				
Accounts receivable	(22,033)	(229,813)	(113,297)	(295,703)
Deposits and prepaid expenses	75,374	(13,920)	71,073	22,779
Accounts payable and accrued liabilities	(757,135)	235,394	(37,526)	(136,422)
Escrow bank account	(1,375,263)	(2,169,543)	(3,879,441)	(3,679,692)
Deposits	1,337,188	2,239,648	3,853,568	3,640,450
	(828,947)	(43,231)	(118,747)	(778,643)
Investing activities				
Additions to income producing properties	-	753	-	(20,417)
Additions to property held for development	(79,296)	(115,626)	(357,265)	(1,067,429)
Purchase of equipment	5,507	(74,686)	(78,065)	(84,033)
Purchase of trademarks	(3,055)	-	(24,551)	-
Loan receivable	-	-	-	398,419
Acquisition of Seamiles	-	(20,427)	-	(5,221,379)
	(76,844)	(209,986)	(459,881)	(5,994,839)
Financing activities				
Proceeds from convertible debt	-	-	-	3,000,000
Proceeds from mortgages payable	-	-	620,000	1,750,000
Repayment of mortgages payable	(3,130)	(26,320)	(499,715)	(503,868)
Payment to related parties	(33,593)	(48,682)	(3,312)	(133,292)
Proceeds from issue of share capital	386,500	27,500	441,600	4,375,400
Deferred costs	(30,120)	(106,818)	(50,778)	(174,252)
Deferred costs capitalized to additions to property held for development	-	-	5,000	-
Repayment of other long-term debt	(85,897)	(7,253)	(256,235)	(19,773)
Notes payable	(43,208)	302	478,314	(103,140)
	190,552	(161,271)	734,774	8,191,075
Increase (decrease) in cash during the period	(715,239)	(414,488)	156,146	1,417,593
Cash (bank indebtedness), beginning of period	1,147,967	1,829,620	276,582	(2,461)
Cash, end of period	$432,728	$1,415,132	$432,728	$1,415,132
Supplementary cash flow information				
Interest paid	$93,225	$254,412	$289,705	$761,196

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Summary of Significant Accounting Policies
September 30, 2007
Unaudited
(in Canadian Dollars)

Nature of Business

The Company is engaged in the cruise based loyalty program in both the United States of America and Canada through its SeaMiles and SeaPoints programs respectively and real estate and resort development in the Muskoka region in Ontario, Canada. The SeaMiles and SeaPoints programs provide its commercial partners with loyalty marketing services and offers its members the ability to accumulate SeaMiles and SeaPoints respectively through its partner network. Accumulated SeaMiles and SeaPoints may be redeemed for cruise travel rewards from the Company's wholly-owned subsidiary Seamiles, LLC ("Seamiles") and OVS in the United States and from Encore Cruises in Canada.

Basis of Consolidation

The consolidated financial statements include the accounts of all subsidiaries with inter-company transactions and balances eliminated on consolidation. All of the Company's subsidiaries are wholly-owned and are considered to be fully-integrated operations.

Revenue Recognition

Revenue from the SeaMiles loyalty program is derived from the sale of a MasterCard or VISA card to its members, from the sale of SeaMiles through MasterCard or VISA card purchases, breakage and interest on its escrow account. Revenue from the sale of SeaMiles are recorded net of costs, in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), "Reporting Revenue Gross as a Principal Versus Net as an Agent," when the collection of the sales proceeds is reasonably assured and other material conditions of the exchange are met. Gross proceeds received on the resale of SeaMiles net of the commissions earned, are included in deposits in the attached consolidated balance sheet until remitted. Breakage represents the estimated SeaMiles that are not expected to be redeemed by members. Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The current breakage factor is 17%. Changes in the breakage factor are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used. Breakage is recognized rateably over a period of 30 months, the estimated life of a SeaMile.

Revenue from rental income is recognized on a straight-line basis over the term of the rental agreement.

Foreign Currency Translation

Monetary assets and liabilities are translated at currency exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average rates prevailing during the year. Translation gains and losses for the year are reflected in the statement of operations.

Cash

Cash consists of cash in bank accounts.

Escrow Bank Account

In conjunction with the sale of SeaMiles and SeaPoints, the Company has established a redemption reserve to fund redemptions. The amount to be held in the reserve, as well as the types of securities it may be invested in, are based on policies established by management, which will be reviewed periodically.

Deferred Costs

Financing costs related to the issue of debt securities are deferred and amortized over the term of the debt.

Property Held for Development

Property held for development includes properties held for future development. The Company capitalizes all costs relating to the acquisition, development and construction of these properties. The Company reduces the cost of the property held for development for any ancillary revenues earned.

Equipment

Equipment is stated at cost less accumulated amortization. Amortization based on the estimated useful life of the asset is calculated as follows:

Computer equipment:	20% diminishing balance basis
Furniture and fixtures:	20% diminishing balance basis
Leasehold improvements:	amortized over the term of the lease
Website development:	30% diminishing balance basis

Trademarks

The Company capitalizes all trademark application costs. The trademarks have been determined to have an indefinite life. If the trademark applications are not renewed or abandoned, they will be charged to operations immediately.

Income Producing Properties

Land is recorded at cost which includes development and carrying costs. Other income producing properties are stated at cost less accumulated amortization. Amortization based on the estimated useful life of the asset is calculated as follows:

Building:	4% diminishing balance basis
Furniture and fixtures:	20% diminishing balance basis
Paving:	8% diminishing balance basis

Impairment of Long-Lived Assets

The Company reviews long-lived assets such as property, equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

Stock-Based Compensation

The Company grants stock options to officers, directors, employees and consultants pursuant to a stock option plan. The Company accounts for the stock-based compensation using the fair value as at the grant date. Under this method, compensation expense related to option grants is recorded in the consolidated statement of operations over the vesting period of the options. The compensation expense amount is based on the fair value of the option as estimated using the Black-Scholes option pricing model. The assumptions used in calculating the value of the stock options include management's best estimate, as of the date of grant, of the expected share price volatility over the term of the stock option and expected option life. As such, the amounts reported as compensation expense are subject to measurement uncertainty as the expense amount may vary significantly based on the assumptions used.

Income Taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are realized.

Income(loss) per Share

Income(loss) per share is calculated based on the weighted average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options.

Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments and their carrying values approximate fair values.

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from management's best estimates as additional information becomes available in the future.

(in Canadian Dollars)

1. Escrow Bank Account

The escrow bank account consists of funds invested in a U.S. money market fund comprising a portfolio of high quality U.S. treasury securities maturing in 180 days or less.

2. Deferred Costs

	September 30 2007	December 31 2006
Deferred costs	**$71,778**	$40,000
Accumulated amortization	**(35,667)**	(15,667)
	$36,111	$24,333

3. Property Held for Development

During the nine months ended September 30, 2007, interest of $149,878 (2006 - $125,497) and financing costs of $7,500 (2006 - $6,667) were capitalized to property held for development.

During the quarter ended June 30, 2007, the Company recorded a write down of $2,440,407 against the book value of the property held for development. During the third quarter ended September 30, 2007, costs of $79,296 incurred for property held for development were written down. See Note 9.

4. Equipment

	Cost	Accumulated Amortization	September 30 2007 Net Book Value	December 31 2006 Net Book Value
Computer equipment	**$56,547**	**$28,095**	**$28,451**	$ 22,920
Furniture and fixtures	**24,877**	**4,563**	**20,314**	16,927
Leasehold improvements	**75,507**	**8,618**	**66,890**	65,446
Website development	**143,694**	**48,377**	**95,317**	54,506
	$300,625	**$89,653**	**$210,972**	$160,799

(in Canadian Dollars)

5. Mortgages Payable

	September 30 2007	December 31 2006
Prime, due November 2007, monthly payments of $508 principal and interest, secured by a mortgage on land	$ -	$75,828
10%, due January 2008, interest only, monthly, secured by a mortgage on land	1,000,000	1,000,000
10%, due November 2007, interest only, monthly, secured by a mortgage on land	487,500	487,500
8.5%, due April 2007, monthly payments of $1,591 principal and interest, secured secured by a mortgage on land	-	195,757
12%, due October 2007, interest only, monthly, secured by a second mortgage on land	525,000	750,000
Prime, due June 2010, monthly payments of $712 principal and interest, secured by a mortgage on land	119,394	-
Prime, due June 2010, monthly payments of $1,424 principal and interest, secured by a mortgage on land	238,788	-
Prime, due June 2010, monthly payments of $1,543 principal and interest, secured by a mortgage on land	258,688	-
	2,629,370	2,509,085
Less: Current portion	2,024,900	1,509,085
	$604,470	$1,000,000

6. Other Long-term Debt

	September 30 2007	December 31 2006
Note payable, non-interest bearing, due February 2010, monthly principal payments of $3,000	$78,406	$116,942
Note payable, non-interest bearing, no fixed repayment date, amount will not be repaid in next 12 months	118,381	138,659
Other long-term debt, non-interest bearing, repayable monthly in varying amounts based on previous loyalty program commitments	620,775	818,196
	817,562	1,073,797
Less: Current portion	130,148	153,814
	$687,414	$919,983

The note payable due February 2010 was discounted at an interest rate of 8% per annum.

(in Canadian Dollars)

7. Convertible Debentures

	September 30 2007	December 31 2006
10% Convertible debentures	$3,000,000	$3,000,000

The convertible debentures have a two year term and bear interest at a coupon rate of 10%, payable monthly. The debentures are convertible into common shares at the rate of $3.00 per share at the sole option of the lenders for the entire term expiring no later than April 30, 2008. If all of the debentures are converted, it will result in the issuance of 1,000,000 common shares. The debentures are secured by a general security agreement and mature on April 30, 2008.

Convertible debentures are presented in the financial statements in their component parts, by assigning to the equity component, the residual amount after deducting from the debenture as a whole, the amount separately determined for the debt component. The debt component has been calculated using the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debenture was issued.

8. Share Capital

Authorized:
Unlimited number of voting common shares
Unlimited number of non-voting common shares

Issued: common shares and common share purchase warrants

	Number of		$	
	Voting Common Shares	Common Share Purchase Warrants	Voting Common Shares	Equity Component of Convertible Debt
Balance as at December 31, 2006	11,271,399	612,498	$16,585,047	$ -
Expired common share purchase warrants	-	(612,498)	-	-
Issued through the exercise of stock options	165,000	-	306,438	-
Issued through private placement	130,000	-	260,000	-
Balance as at September 30, 2007	11,566,399	-	$17,151,485	$ -

Notes:

a) In April 2007, the Company raised $27,500 from the exercise of 25,000 stock options at a price of $1.10 per share.

b) In June 2007, the Company raised $27,500 from the exercise of 25,000 stock options at a price of $1.10 per share.

c) In July 2007, the Company raised $126,500 from the exercise of 115,000 stock options at a price of $1.10 per share.

d) In September 2007, the Company completed a private placement of 130,000 common shares at a price of $2.00 per share for net proceeds of $260,000.

(in Canadian Dollars)

8. Share Capital (continued)

Stock Options

The Company has a stock option plan (the "Plan") for its directors, senior officers, employees and consultants under which the Company may grant options to acquire a maximum of 10% of its issued and outstanding common shares of the Company. These options are non-transferable and are valid for a maximum of five years from the date of issue. Vesting terms and conditions are determined by the Board of Directors at the time of the grant. The exercise price of the options is fixed by the Board of Directors and the Company at the time of the grant, subject to all regulatory requirements.

The Company has the following stock options to its officers, directors and certain consultants outstanding as at September 30, 2007:

Date of Grant	Stock Options (#)	Exercise Price	Expiry Date
May 12, 2006	410,000	$3.50	May 12, 2008
August 24, 2006	150,000	$3.25	August 24, 2008
August 21, 2007	345,000	$2.00	August 21, 2009
	905,000		

The fair value of the stock options granted were based on the Black-Scholes model for pricing options.

Note:

In July 2007, 135,000 stock options of the Company expired.

9. Write Down of Property Held for Development

During the quarter ended June 30, 2007, management reviewed the book value of its property held for development. As a result of this review, management determined that a decline in the value of the property has occurred and has recorded a write down in the amount of $2,440,407 against the book value of the property. During the third quarter ended September 30, 2007, costs of $79,296 incurred for property held for development were written down. The book value of the Company's property held for development at September 30, 2007 is $3,220,000.

10. Loss per Share

Loss per share is calculated using the weighted average number of common shares outstanding during the three and nine months ended September 30, 2007, which is 11,445,692 (2006 – 11,251,290) and 11,336,729 (2006 – 8,708,200) shares respectively. Fully diluted loss per share for the three and nine months ended September 30, 2007 and 2006 have not been presented since the potential conversions of convertible debentures and warrants outstanding are anti-dilutive.

11. Related Party Transactions

Related party transactions are in the normal course of operations and are measured at the exchange value (the amount of consideration established and agreed to by the related parties), which approximates the arm's length equivalent for the services.

(in Canadian Dollars)

12. Segmented Financial Information

The results of operations are reported under two segments: loyalty program and real estate. These segments reflect how the Company is managed and how operations are classified for planning and measuring performance. The loyalty program earns income by providing loyalty marketing services. The real estate segment earns rental income from commercial properties. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The table below is a summary of financial information by segment for the past two years.

For the Nine Months Ended September 30

	Loyalty Program		Real Estate		Consolidated	
	2007	2006	2007	2006	2007	2006
Revenue	$8,527,284	$4,588,557	$ -	$490,920	$8,527,284	$5,079,477
Segment earnings	$727,338	$462,655	($2,522,246)	($422,204)	($1,794,908)	$40,451
Corporate expenses					(873,124)	(1,472,792)
Net loss for the period					($2,668,032)	($1,432,341)
Identifiable assets	$27,159,744	$18,221,446	$3,439,721	$12,737,996	$30,599,465	$30,959,442
Corporate assets					118,352	1,135,890
Total assets					$30,717,817	$32,095,332
Bank charges and interest	$43,444	$21,300	$1,330	$567,982	$44,774	$589,282
Corporate bank charges and interest					286,723	171,914
					$331,497	$761,196

For the Three Months Ended September 30

	Loyalty Program		Real Estate		Consolidated	
	2007	2006	2007	2006	2007	2006
Revenue	$2,914,957	$2,310,492	$ -	$185,512	$2,914,957	$2,496,004
Segment earnings	$114,357	$147,446	($79,415)	($115,173)	$34,942	$32,273
Corporate expenses					(303,639)	(681,224)
Net loss for the period					($268,697)	($648,951)
Bank charges and interest	$21,871	$9,651	$118	$169,684	$21,989	$179,335
Corporate bank charges and interest					91,590	75,077
					$113,579	$254,412

(in Canadian Dollars)

13. Income Taxes

The difference between the effective tax rate of 36.12% and the actual rate of Nil% is attributable to the fact that no future tax asset has been recorded for available loss carryforwards as their ultimate utilization is uncertain.

14. Commitments and Contingencies

a) Lease Commitments:

The Company is committed to future minimum annual lease payments on certain non-cancelable operating leases as follows:

2007	$49,000
2008	173,000
2009	173,000
2010	173,000
thereafter	583,000

b) Under an agreement between Seamiles and Carnival Cruise Lines ("Carnival"), Seamiles has certain financial obligations which it must meet on an annual basis. Seamiles has met its obligations to date under this agreement.

c) Pursuant to a settlement agreement dated September 26, 2005, Seamiles was liable to its former president/former member for $787,500 U.S. for alleged damages arising under various state and federal lawsuits. This settlement amount was non-interest bearing and was payable as follows: 5 payments of $17,500 U.S. payable on a quarterly basis commencing September 2006; 10 annual payments of $70,000 U.S. commencing September 2008. Seamiles was both a plaintiff and defendant in the various settled lawsuits arising in Miami-Dade County, Florida (United States). Seamiles subsequently filed a motion in the settled litigation to enforce the settlement agreement and terminate any future payments owed under the settlement agreement. On December 14, 2006, the Court ruled in favor of Seamiles, thereby terminating the $787,500 U.S. liability. The matter is now on appeal, which should be resolved in 2007. Subsequent to the termination of the $787,500 U.S. liability, an individual claiming an indirect ownership interest in Seamiles through a company owned and controlled by Seamiles' former president/former member, filed suit in Miami-Dade County against Seamiles and its former president/former member seeking compensation for the reasonable value of his alleged indirect interest in Seamiles. No amount has been ascribed to the claim as of yet. Seamiles has rejected the claim, as SeaMiles Limited (through its wholly owned subsidiary) was a *bona fide* purchaser for value of one hundred percent of the membership interests of Seamiles, LLC. Furthermore, the claimant signed the September 26, 2005 settlement agreement acknowledging that he owned no interest in Seamiles, LLC. Whether the claimant's signature on the signature page of the September 26, 2005 settlement agreement defeats his claim is an open question which will be resolved in the pending appeal between Seamiles and its former president/former member. The trial court ruled that Seamiles' former president/former member made misrepresentations in the September 26, 2005 settlement agreement and that the claimant did not knowingly sign the September 26, 2005 settlement agreement. If this holding is reversed on appeal, the claimant's claim is worthless. If the holding is affirmed on appeal, Seamiles may not be able to argue that the claimant is bound by the September 26, 2005 settlement agreement, however, Seamiles has other defenses to the claimant's claim.

d) There is currently a legal proceeding in connection with the renovations of a real estate development property held by one of the Company's subsidiaries with a vendor regarding a Claim for Lien, pursuant to Section 39 of the Ontario Construction Lien Act, against the property. The amount of the claim is approximately $331,000. This court matter is currently under settlement negotiations and has not been concluded.

15. Comparative Figures

Certain comparative figures have been reclassified to conform with the method of presentation adopted for the current year.

SEAMILES LIMITED
Management's Discussion and Analysis
of Financial Condition and Results of Operations
For the Three and Nine Months Ended September 30, 2007

Date: November 1, 2007

SeaMiles Limited (the "Company") is engaged in the business of cruise based loyalty rewards programs as well as the business of real estate development in the Muskoka region of Ontario. The Company's primary focus from a shareholder perspective is its cruise based loyalty program in the United States of America through its wholly owned subsidiary, SeaMiles, LLC ("SeaMiles"). In this regard, the management of the Company believes that more business opportunities to increase shareholder value lie in the Company's loyalty card division.

The following discussion and analysis is based on the Company's consolidated financial statements, including notes, for the nine months ended September 30, 2007. These statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires management to make assumptions and estimates that affect the amounts reported of assets and liabilities as of the date of the financial statements and the amounts reported as revenue and expenses during the reporting period. Management estimates and judgment are based on historical experience and other factors deemed to be reasonable under the circumstances. Actual future results may differ materially from these estimates under different assumptions or conditions. Management believes the accounting policies outlined in the Summary of Significant Accounting Policies section of its consolidated financial statements reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

This discussion includes assumptions made by management that involve certain risks and uncertainties. These assumptions should be given careful consideration and undue reliance should not be placed on these assumptions.

Overview

During the first nine months of 2007, the Company continued to place a great deal of emphasis on its affinity card program division by carrying on its strategic and operational initiatives that will position the Company for long term, sustainable growth.

The principal loyalty program asset is the Company's wholly owned subsidiary, SeaMiles, LLC ("SeaMiles"). SeaMiles maintains a long term strategic alliance with Carnival Cruise Lines ("Carnival"), which currently offers a co-branded Carnival/SeaMiles Master Card. The card offers a point accumulation program and redemption in use and continues to grow.

In November 2006, SeaMiles signed a long-term bank card marketing agreement with Chase Bank USA N.A, ("Chase"), the credit card division of JPMorgan Chase, which will allow for the expansion of the SeaMiles loyalty program. In early 2007, SeaMiles selected VISA as its payment credit card in connection with the Chase agreement under a Promotional Co-Branded Card Agreement it signed with Visa U.S.A. Inc.

SeaMiles' business partnerships with Chase and Visa enabled the Company to successfully launch the SeaMiles Visa Signature Rewards Card program in the 2nd quarter of 2007. Chase is the issuer of this credit card which enables U.S. consumers to earn for everyday spend, and much more, while redeeming on the cruise line of their choice through SeaMiles' unique redemption platform.

SeaMiles launched the SeaMiles Designated Travel Agent program in June 2007 as 90% of all cruises are booked through a travel agent. Members earn bonus points when they book their cruise vacation with a SeaMiles designated travel agency. Travel agency partners benefit from the potential increase in sales volume and customer retention rate and differentiation in the competitive retail cruise business.

Overall, the cruising industry has been a steadily growing segment of the travel business for the past 30 years. According to the CLIA, more than 12.1 million passengers cruised in 2006 with approximately 10.18 million of the passengers originating from North America. For 2007, the CLIA has forecasted 12.62 million cruise passengers, an increase of over half a million passengers from the previous year, with 10.6 million of those passengers originating from North America. Many more potential cruisers have indicated in surveys that they intend to take a cruise vacation in the near future. Cruise lines are expanding their target market and luring new passengers by creating more theme and special interest cruise holidays. The industry continues to add additional capacity to meet continuously increasing demand. The SeaMiles/SeaPoints programs will help past and future potential cruise passengers earn free cruises and discounts within the travel industry.

On the real estate side, the current status of the Greene Slate Inn is that construction on Phase 1 is 80% complete. Management has completed a redesign of Phase 2 of the project for the purpose of providing a more cost effective design in compliance with the existing zoning by-laws. The Ports project received approval from the Council of the Corporation of the Township of Muskoka Lakes to develop a mixed use retail/residential/office development that would consist of 8,800 square feet of retail space, 1,600 square feet of office space and nine dwelling units, five of which will be located above boathouses and four of which will be located above the retail. In order to facilitate this development the Company purchased from the Ministry of Natural Resources the bed of the adjacent river bed in the area that will include five dwelling units above their respective boathouses. With the development work that the Company has carried out on the Greene Slate Inn and the Ports, the Company has now offered these properties for sale to maximize its return of these investments.

The Company's goal is to maximize a return of all its real estate holdings and reinvest the profits into its loyalty program. The Company does not plan to acquire any additional real estate as it will focus all its efforts and resources on its core loyalty program.

As the Company operates in two different industry segments, the Company has provided segmented reporting for its loyalty program and real estate divisions.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of all subsidiaries with inter-company transactions and balances eliminated on consolidation. All of the Company's subsidiaries are wholly-owned and are considered to be fully-integrated operations.

Revenue Recognition

Revenue from the SeaMiles loyalty program is derived from the sale of a MasterCard or VISA card to its members, from the sale of SeaMiles through MasterCard or VISA card purchases, breakage and interest on its escrow account. Revenue from the sale of SeaMiles are recorded net of costs, in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), "Reporting Revenue Gross as a Principal Versus Net as an Agent," when the collection of the sales proceeds is reasonably assured and other material conditions of the exchange are met. Gross proceeds received on the resale of SeaMiles net of the commissions earned, are included in deposits in the consolidated balance sheet until remitted. Breakage represents the estimated SeaMiles that are not expected to be redeemed by members. Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The current breakage factor is 17%. Changes in the breakage factor are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used. Breakage is recognized rateably over a period of 30 months, the estimated life of a SeaMile.

Revenue from rental income is recognized on a straight-line basis over the term of the rental agreement.

Foreign Currency Translation

Monetary assets and liabilities are translated at currency exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average rates prevailing during the year. Translation gains and losses for the year are reflected in the statement of operations.

Escrow Bank Account

In conjunction with the sale of SeaMiles and SeaPoints, the Company has established a redemption reserve to fund redemptions. The amount to be held in the reserve, as well as the types of securities it may be invested in, are based on policies established by management, which will be reviewed periodically.

Deferred Costs

Financing costs related to the issue of debt securities are deferred and amortized over the term of the debt.

Property Held for Development

Property held for development includes properties held for future development. The Company capitalizes all costs relating to the acquisition, development and construction of these properties. The Company reduces the cost of the property held for development for any ancillary revenues earned.

Trademarks

The Company capitalizes all trademark application costs. The trademarks have been determined to have an indefinite life. If the trademark applications are not renewed or abandoned, they will be charged to operations immediately.

Income Producing Properties

Land is recorded at cost which includes development and carrying costs. Other income producing properties are stated at cost less accumulated amortization. Amortization based on the estimated useful life of the asset is calculated on a diminishing balance basis as follows:

- Building – 4%
- Furniture and fixtures – 20%
- Paving – 8%

Impairment of Long-Lived Assets

The Company reviews long-lived assets such as property, equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

Stock-Based Compensation

The Company grants stock options to officers, directors, employees and consultants pursuant to a stock option plan. The Company accounts for the stock-based compensation using the fair value as at the grant date. Under this method, compensation expense related to option grants is recorded in the consolidated statement of operations over the vesting period of the options. The compensation expense amount is based on the fair value of the option as estimated using the Black-Scholes option pricing model. The assumptions used in calculating the value of the stock options include management's best estimate, as of the date of grant, of the expected share price volatility over the term of the stock option and expected option life. As such, the amounts reported as compensation expense are subject to measurement uncertainty as the expense amount may vary significantly based on the assumptions used.

Income Taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are realized.

Income (loss) per Share

Income (loss) per share is calculated based on the weighted average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options.

Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments and their carrying values approximate fair values.

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from management's best estimates as additional information becomes available in the future.

RESULTS OF OPERATIONS

For the three months ended September 30, 2007, the Company reported a net loss of $268,697 or $0.02 per share compared to a net loss of $648,951 or $0.06 per share for the same period in the previous year. The net loss was comprised of $114,357 in net income from the loyalty card division, offset by a net loss of $79,415 from real estate and $303,639 in corporate expenses. Corporate expenses include fees paid for management and professional services to support the ongoing strategic and operational activities of the Company and its subsidiaries.

For the nine months ended September 30, 2007, the Company reported a net loss of $2,668,032 or $0.24 per share compared to a net loss of $1,432,341 or $0.16 per share for the same period the previous year. The net loss for the nine months ended September 30, 2007 includes a writedown of $2,519,703 of the property held for development of which $79,296 was recorded in the third quarter.

Revenue

For the third quarter ended September 30, 2007, the Company reported total net revenue of $2,914,957 compared to $2,496,004 for the third quarter in 2006. Revenue for the quarter was completely derived from the loyalty program division in the amount of $2,914,957 compared to revenue reported for this segment of $2,310,492 for the same period last year. The $604,465 or 26% increase in loyalty program revenue is mainly attributed to the continued growth in the number of active SeaMiles loyalty program members, partially offset by a weakening U.S. dollar. As the Company disposed of all of its income producing properties during the fourth quarter of 2006, there was no rental revenue for the period compared to $185,512 the previous year.

For the nine months ended September 30, 2007, the Company had total revenue of $8,527,284 versus $5,079,477 in 2006. The loyalty program segment comprised $8,527,284 of total revenue compared to $4,588,557 the previous year. As SeaMiles was not acquired until March 29, 2006, the previous year's revenue for the nine months ended September 30, 2006 only included SeaMiles loyalty program revenue from March 30, 2006 to September 30, 2006. Rental revenue was nil compared to $490,920 in 2006.

Expenses

Total expenses for the three months ended September 30, 2007 were $3,183,654, compared to $3,144,955 for 2006. The expenses for 2007 are comprised of $2,800,600 related to the loyalty program versus $2,163,046 in the previous year, $79,415 related to real estate versus $300,685 in 2006 and $303,639 in corporate expenses versus $681,224 in 2006. For the nine months ended September 30, 2007, total expenses

amounted to $11,195,316, inclusive of the $2,519,703 write down of property held for development, versus $6,511,818 in 2006.

Expenses related to the loyalty program excluding amortization, interest and bank charges amounted to $2,765,468 for the third quarter, versus $2,136,602 last year. The current quarter's increase in expenses by $628,866 is mainly attributed to increased operational activities required to support the SeaMiles loyalty program. For the first nine months of 2007, loyalty program expenses excluding amortization, interest and bank charged came to $7,732,625.

Management fees were nil for the third quarter and first nine months of 2007 compared to $106,500 and $243,917, respectively, for the same periods last year. The decrease in fees is due to the addition of permanent resources to support head office activity which is now reflected in selling, general and administrative expenses.

Selling, general and administrative expenses for the three months ended September 30, 2007 increased to $122,988 versus $92,362 last year. For the nine months ended September 30, 2007, selling, general and administrative expenses were $476,286 compared to $278,442 in 2006. The increase in expenses is due to the increase in resources required to support head office activity.

Interest on long-term debt for the three months ended September 30, 2007 was $82,769 compared to $245,870 for the same period in 2006. For the first nine months of 2007, interest on long-term debt was $252,676 versus $642,795 in 2006. The decrease by $163,101 and $390,119, respectively, is primarily due to the disposal of the Company's income producing real estate properties in 2006 which greatly reduced the amount of interest costs incurred for the real estate segment.

Bank charges and interest expense for the third quarter was $30,810 for 2007 versus $8,542 in 2006. The increase of $22,268 is mainly attributed to interest paid on the Company's notes payable. For the nine months ended September 30, 2007, bank charges and interest expenses was $78,821 compared to $118,401 for the same period in 2006.

Amortization expense on the Company's equipment for the third quarter of 2007 was $10,112 versus $12,824 in 2006. For the first nine months of 2007, amortization expense was $27,892 compared to $22,723 in 2006. The increase in amortization expense is a result of increased equipment purchases made to support the growing needs of the Company.

The amortization of deferred costs for the three months ended September 30, 2007 was $18,898 compared to $84,197 in 2006 and $34,000 for the nine months ended September 30, 2007 compared to $157,481 for the same period in 2006. This primarily relates to financing costs incurred for the issuing of debt securities which are capitalized and amortized over the term of the debt.

There are no expenses related to income producing properties for the three and nine months ended September 30, 2007 compared to $11,125 and $33,853, respectively, for the same periods in 2006 as the Company disposed of all of its income producing properties during the fourth quarter of 2006.

For the three and nine months ended September 30, 2007, amortization expense on income producing real estate was nil compared to $75,233 and $218,362, respectively, for the same periods in 2006.

Stock based compensation for the three and nine months ended September 30, 2007 was $73,313 for both periods versus $371,700 and $717,945 for the three and nine months ended September 30, 2006, respectively.

During the quarters ended June 30, 2007 and September 30, 2007, management reviewed the book value of its property held for development. As a result of this review, management determined that a non-temporary decline in the value of the property had occurred and recorded a write down in the amount of $2,440,407 against the book value of the property in the second quarter. A further $79,296 of costs incurred in the third quarter were also written down. The book value of the Company's property held for development at September 30, 2007 is $3,220,000.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2007, the Company had total assets of $30,717,817 compared to total assets of $28,715,942 as at December 31, 2006. The increase in assets by $2,001,875 is mainly related to the loyalty card division partially offset by a writedown of the property held for development. The Company had $432,728 in cash compared to $276,582 on December 31, 2006. As at September 30, 2007, the Company held funds in an escrow bank account totaling $16,518,078. The funds in the account will be used to primarily fund future point redemptions made by members of the SeaMiles loyalty program for cruise rewards.

As at September 30, 2007, the Company had total liabilities of $26,037,416 versus total liabilities of $21,882,322 on December 31, 2006. Total liabilities include $3,000,000 in convertible debt ($3,000,000 at December 31, 2006) and current and long term debt of $3,446,932 ($3,582,882 at December 31, 2006).

The Company's net working capital as at September 30, 2007 was a deficit of $1,399,251 compared to a deficit of $693,869 as at December 31, 2006. The increased deficit is primarily due to the mortgage of $1,000,000 due January 2008 moving from long term debt to current liabilities in 2007.

The Company's long-term debt, including the current portion, as of September 30, 2007 was $3,446,932 compared to $3,582,882 at December 31, 2006. The decrease of $135,950 is primarily due to the Company making payments on its long-term debt.

As at September 30, 2007, the Company had $3 million in convertible debt which is unchanged from December 31, 2006. The $3 million in convertible debentures was issued in April 2006 and has a two year term, bearing interest at a coupon rate of 10%, payable monthly. The debentures are convertible into common shares at the rate of $3.00 per share at the sole option of the lenders for the entire term expiring no later than April 30, 2008. If all of the current debentures are converted, it will result in the issuance of 1,000,000 common shares. The debentures are secured by a general security agreement and mature on April 30, 2008.

As at September 30, 2007, the Company's share capital was $17,151,485 compared to $16,585,047 at December 31, 2006. The increase of $566,438 is attributed to the following:

1. $181,500 in cash from the exercise of 165,000 stock options and the re-allocation of $124,938 from contributed surplus to share capital regarding the applicable stock based compensation

2. $260,000 in cash from a private placement in September 2007 for 130,000 shares.

At September 30, 2007, the Company had the following issued and outstanding common shares and common share purchase warrants:

	Number of		$	
	Voting Common Shares	Common Share Purchase Warrants	Voting Common Shares	Equity Component of Convertible Debt
Balance	11,566,399	Nil	$17,151,485	$ -

The Company had the following stock options to its officers, directors and certain consultants outstanding as at September 30, 2007:

Date of Grant	Stock Options (#)	Exercise Price	Expiry Date
May 12, 2006	410,000	$3.50	May 12, 2008
August 24, 2006	150,000	$3.25	August 24, 2008
August 21, 2007	345,000	$2.00	August 21, 2009
	905,000		

The fair value of stock options granted were based on the Black-Scholes model for pricing options.

Cash used in operations was $828,947 for the three months ended September 30, 2007 compared to cash used in operations of $43,231 for the same period in 2006. For the nine months ended September 30, 2007, cash used in operations was $118,747 compared to cash used in operations of $778,643 for the same period in 2006. The increase in cash is primarily attributed to an increase in the Company's notes payable balance and improved operating results from the Company's loyalty program in 2007 versus 2006.

FINANCIAL INSTRUMENTS

The Company's financial instruments involve mortgages payable which are secured against property of the Company and convertible debentures. The risks associated with the mortgages payable is that interest rates could rise, making it more expensive to borrow money against the various properties, and cyclical changes in the real estate market. The convertible debentures are also subject to the risk of interest rates rising. The Company is not exposed to any significant interest risks and their carrying values approximate their fair values.

RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange value (the amount of consideration established and agreed to by the related parties), which approximates the arm's length equivalent for the services.

RISKS AND UNCERTAINTIES

The Company is exposed to a variety of risk factors relative to the nature of its business. It is difficult to accurately predict future operating results as actual results may differ significantly from any forward-looking statements. Factors that may cause such differences include but are not limited to the following:

- Obtaining adequate and timely financing on terms that are acceptable
- Whether properties are successfully developed and the timing of such developments
- Obtaining municipal approval for its development projects
- Costs and timing of products and services required associated with development activities
- Market acceptance of properties offered
- The cyclical nature of real estate market values

- Interest rate trends
- Circumstances that are beyond the control of the travel industry such as acts of terrorism or severe climate changes
- Competition in the cruise card loyalty business
- Ability to generate positive cash flow from operations
- Ability to retain and attract key management and other experienced personnel

DISCLOSURE CONTROLS AND PROCEDURES

As at the quarter ended September 30, 2007, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the President and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the President and the Chief Financial Officer concluded that the design and operations of these disclosure controls and procedures were effective as at September 30, 2007 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Roderick MacDonald, the Chief Financial Officer of SeaMiles Limited certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SeaMiles Limited** (the issuer) for the interim period ending **September 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide a reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: Nov. 2/07

[signature]

Signature
Chief Financial Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Peter Rooney, President and acting in the capacity of Chief Executive Officer of SeaMiles Limited certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SeaMiles Limited** (the issuer) for the interim period ending **September 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide a reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: Nov 02, 2007

Signature

President & acting in the capacity of Chief Executive Officer

seamiles

Any Cruise Line...Any Time

FOR IMMEDIATE RELEASE

SEAMILES RETIRES REAL ESTATE DEBT

TORONTO, ONTARIO: December 27, 2007: SeaMiles Limited (TSXV-SEE), North America's premier cruise loyalty provider, announced today that it has repaid all of its fixed rate real estate mortgages aggregating $2,012,500 in principal and also has paid $240,000 to settle a real estate legal proceeding regarding a Claim for Lien.

These payments were funded from the profits generated by the Company's rewards program which continues to grow and provide additional cash flow for the Company. With the retirement of these obligations the Company has strengthened its balance sheet as well as reduced ongoing interest expense.

These savings and ongoing plans for the divestment of real estate assets allow the Company to further invest in its cruise loyalty business including strategic brand awareness activities for the Carnival/SeaMiles program and the enhanced promotion of the SeaMiles Visa Rewards card. Both programs are based on "*Any Cruise Line...Any Time*" which is the most distinctive loyalty program strategy in the cruise travel marketplace through the use of a common currency for both the earning and redemption of cruise rewards.

"Given that 51 million North Americans have indicated their intent to cruise over the next three years, the SeaMiles Rewards Program is poised to maximise all opportunities to attract both the new and the repeat cruiser" commented Peter Rooney, President of SeaMiles.

The TSX Venture Exchange has neither approved nor disapproved of this press release.

ABOUT SEAMILES

SeaMiles is North America's premier cruise loyalty provider, committed to recognizing and rewarding the cruiser through multiple earning opportunities and best-in-class, maximum award flexibility based on "*Any Cruise Line...Any Time*". Additional information can be found at www.seamiles.com.

\- 30 -

Contact for further information:
Peter Rooney, President, SeaMiles
peter.rooney@seamiles.com
416-398-1555 Ext. 442

END